Form 10-K, Exhibit 13
period 1996-02-03
BOMBAY COMPANY INC
filed 1996-05-03
CIK 96287

<F1>

Selected Financial Data

The Bombay Company, Inc. and Subsidiaries

                                                Year        Seven Months                    Year Ended
                                                Ended          Ended         -----------------------------------------
                                              February 3     January 28      July 3     July 4      June 28     June 30
                                                1996            1995          1994       1993         1992       1991
                                              -----------   ------------     ------     ------       ------     -------
Financial Data:
 Net sales(1)                                 $345,399       $241,465      $317,452   $231,737     $176,023     $139,254
 Net sales % increase (decrease)                    - %(7)         23%           37%        32%          26%          25%
 Same store sales % increase (decrease)            (9)%(7)        (1)%           11%        11%          13%         (2)%
 Income (loss) from continuing operations(1)   $12,393(2)    $(14,714)(2)  $ 22,895   $  8,190(3)  $  9,602     $  5,858
 Income (loss) from continuing operations
  per common share:(4)
  Primary ......................                   .33(2)        (.39)(2)       .60        .23(3)       .29          .19
  Fully diluted ................                   .33(2)        (.39)(2)       .60        .23(3)       .29          .19
 Total assets(1) ...............               190,696         189,747      180,548    143,436       79,178       66,242
 Long-term debt(1) ... .........                    -               -            -          -            -         2,490
 Stockholders' equity(1) .......               152,468         134,810      147,006    115,818       59,114       47,257
 Return on assets ..............                   6.5%            N/C(5)      14.4%       8.3%        13.2%         9.6%
 Return on equity ..............                   8.6%            N/C(5)      17.4%      10.7%        18.1%        13.4%

Operating Data:
 Average sales per store open for
   full fiscal period(1)                          $765(7)          N/C(6)      $699       $604         $518         $453
 Average sales per square foot .                  $263(7)          N/C(6)      $323       $340         $320         $288
 Number of stores:
  Beginning of year ............                   486             447          383        342          312          272
  Opened .......................                    11              40           71         44           33           42
  Closed .......................                    63               1            7          3            3            2
  End of year ..................                   434             486          447        383          342          312
 Store composition:
  Bombay - Regular .............                   216             230          268        328          336          309
  Bombay - Large format ........                   218             198          141         46            3            -
  Alex & Ivy ...................                    -               58           38          9            3            3
 Retail square footage:(1)
  Bombay - Regular .............                   371             396          457        553          547          504
  Bombay - Large format ........                   885             810          565        180           11            -
  Alex & Ivy ...................                    -              202          126         20            6            6
  Total ........................                 1,256           1,408        1,148        753          564          510

The Company has paid no cash dividends during the periods presented.

(1) In thousands.
(2) Includes pre-tax operations realignment costs of $50,000,000, equivalent to $.80 per share in the Seven Month Period, and credit of $6,000,000, equivalent to $.10 per share in Fiscal 1995.
(3) Includes pre-tax store conversion costs of $13,000,000, equivalent to $.22 per share.
(4) Adjusted to reflect all stock splits paid through December 31, 1993.
(5) Not comparable due to Seven Month Period and loss incurred.
(6) Not comparable. $773 per store and $304 per square foot, excluding Alex & Ivy, for the twelve months ended January 28, 1995.
(7) Excludes the closed Alex & Ivy division; comparatives are based on twelve month periods.

<F2>
Management's Discussion and Analysis

General

 Last year the Company changed its 52-53 week fiscal year to end the Saturday nearest the end of January. Therefore, the financial statements are presented for the 53 weeks ended February 3, 1996 ("Fiscal 1995"), the 30 weeks or seven month period ended January 28, 1995 ("Seven Month Period"), the 52 week fiscal year ended July 3, 1994 ("Fiscal 1994"), and the 53 week fiscal year ended July 4, 1993 ("Fiscal 1993").

 On January 13, 1995, the Company announced the closing of its Alex & Ivy retail chain and established a $41 million pre-tax reserve. The closures were completed as of May 10, 1995 at a cost $6 million less than what was initially estimated. The Company now includes only the operations of its Bombay Company retail stores. As such, the discussion of Fiscal 1995 results focuses primarily on the on-going operations of Bombay. The discussion should be read in conjunction with the Table below which summarizes four year comparable data for the total Company and also presents Fiscal 1995 results and the comparable twelve months excluding the closed Alex & Ivy division.

 The greater percentage of sales and operating income is realized in the quarter that includes December (Christmas season). Even though the precise effect of inflation on operations cannot be accurately determined, management does not believe inflation has a material impact on sales or results of operations.

Net Sales

 Sales for Fiscal 1995 declined $17.5 million primarily due to the closing of the Alex & Ivy division. Fiscal 1995 and the twelve months ended January 28, 1995 include sales of $14.7 million and $31.5 million, respectively, from Alex & Ivy operations. Net sales, excluding Alex & Ivy, were $330.7 million in Fiscal 1995 compared to $331.4 million during the comparable twelve months. The sales decline for Bombay was the result of a 6% decrease in same store sales (stores in existence for one year or more), including conversions, which was offset by sales increases from new stores equal to 5%. Excluding conversions, same store sales decreased 9%. The period showed a 1% decrease in the number of customer transactions. However, the average sales per customer increased approximately $1 to $75 (excluding Alex & Ivy).

 For the Seven Month Period, new stores were the most significant component of the 23% sales increase. The same store sales of 7%, including conversions, encompasses 58 stores that were converted to the large format within the last 12 months. Excluding the conversions, same store sales decreased 1%. The Seven Month Period showed a 24% increase in the number of customer transactions but the average sale per customer declined $1 to $72. Furniture sales increased approximately 3% of the sales mix for the Seven Month Period.

 The sales increase in Fiscal 1994 was attributable to new stores and increased same store sales. Same store sales included 56 stores which were converted to a large format during the past 12 months. Excluding these large format stores, same store sales increased 11% for Fiscal 1994. Same store sales increased 15% in the first six months and 6% in the last six months of Fiscal 1994. The sales increase in Fiscal 1994 resulted from a 47% increase in customer transactions while the average sale per customer decreased $6 to $73. The lower average sale per customer reflects a change in sales mix. Accessories, which are generally lower priced items, accounted for a 2% increase in the sales mix whereas furniture declined approximately 1%. Geographically, all regions contributed substantially to the positive sales increases in 1994 with the Southern Region being the strongest performer during the past two years.

 New store openings in Fiscal 1995, the Seven Month Period, and in Fiscal 1994 and 1993 were 11, 40, 71 and 44 with 63 (of which 58 were Alex & Ivy stores), one, seven and three stores closing in each period, respectively. Bombay converted 10 stores to the large format during Fiscal 1995. During the Seven Month Period, Bombay opened 20 new stores and converted 38 stores to the larger format and Alex & Ivy opened 20 new stores. In Fiscal 1994, a total of 95 large format Bombay stores (39 new and 56 conversions) and 32 Alex & Ivy stores were opened. During Fiscal 1993, a total of 43 large format Bombay stores were opened (18 new and 25 conversions) while Alex & Ivy added six new stores. Most new stores were within existing market areas for Bombay.

Cost Of Sales, Buying And Store Occupancy Costs

 Costs of sales, including buying and store occupancy costs for Fiscal 1995 were $229.6 million, or 1% lower than the comparable twelve month period. However, as a percentage of sales, they were 2.9% higher. Excluding the closed Alex & Ivy division, the percentage was 66.1% in Fiscal 1995 and 62.5% in the comparable period last year. The increase in costs for Bombay is due to higher occupancy costs (2.7%) and higher product costs (.9%). The occupancy costs percentage increase is the result of the retail square feet added during the past two years and the effect of declining same store sales relative to the fixed nature of occupancy costs. During Fiscal 1995, retail square footage for Bombay stores increased only 4% to 1,256,000 square feet. The lower product margin is primarily due to the effect of lowering selected retail prices, increasing warehouse and freight costs, and a shift in the sales mix as consumers tended to purchase a greater portion of merchandise on sale compared to full price merchandise.

 Costs were $43.1 million, or 39.0% higher during the Seven Month Period than the comparable prior year period. The percentage of sales increase of 7.2% compared to the same period last year reflects lower product margin of 4.5% and higher buying and store occupancy costs of 2.7%. The lower product margin was primarily due to: (1) $5 million Bombay inventory writedown, principally nonfurniture products (see Note 8 of Notes To Consolidated Financial Statements); (2) costs associated with a new distribution center opened September 1994, as well as inefficiencies related to excess inventory levels and
(3) the acceleration of programs to discontinue selected furniture products from normal sale period in January 1995 to begin October 1994. The higher occupancy costs reflect increased square footage of 33%. More importantly 32% of the total square footage is less than one year old which effectively brings these leases to current market rents.

 For Fiscal 1994, costs increased 39.8% over the prior year while sales increased 37%. As a percentage of sales, costs were 59.1% or 1.2% higher than Fiscal 1993 reflecting higher buying and occupancy costs related to the store expansion programs undertaken. During Fiscal 1994, retail square footage increased 52% to 1,148,000 square feet. Furthermore, approximately 43% of the Company's total retail square footage represents leases less than one year old, which effectively brought the leases to current market rents. The slightly lower product margin reflects the lower margins of Alex & Ivy and the mix between promotional and nonpromotional periods.


Selling, General And Administrative Expenses

 Selling, general and administrative expenses were $102.3 million, or 4% lower than the comparable period last year. Excluding the cost associated with Alex & Ivy, Bombay costs increased to 29.8% of sales during Fiscal 1995 from 28.8% of sales the comparable period last year. The increase is due primarily to higher advertising (1.3%), payroll (.6%) and insurance costs (.2%). Fixed payroll costs increased relative to sales but were significantly offset by declines in performance based pay. Costs for the prior year include a $4 million charge (1.2% of sales) for restructuring the Company's operations for which there was no corresponding expense in the current period.

 Expenses for the Seven Month Period increased $13.8 million or 24.2% compared to the same period last year. The .3% percentage of sales increase can be attributed to the $4 million recorded for consolidation of divisional and corporate overheads (see Note 8 of Notes To Consolidated Financial Statements) which equals 1.7%, and higher insurance costs and other expenses (.6%), offset by lower payroll (1%) and advertising (1%) costs.

 Fiscal 1994 expenses increased $21.3 million but decreased 1.6% as a percentage of sales compared to Fiscal 1993. Payroll costs resulted in the most significant decrease (.7%) from prior year; the remaining .9% decrease resulted from lower insurance, advertising and other expenses, as a percentage of sales.



                     Sales Increase (Decrease)             Cost of Goods Sold           Selling, General & Administrative
               ---------------------------------------  --------------------------      ---------------------------------
                                     Same Stores
                              ------------------------
        Total    All    New    Including    Excluding   Total    % of    Increase           Total    % of    Increase
Period  Sales  Stores Stores  Conversions  Conversions  Costs    Sales   (Decrease)        Expenses  Sales  (Decrease)
- ------  ------ ------ ------  -----------  -----------  ------   -----   ---------         --------  -----  ---------
TOTAL COMPANY
Twelve Months Ended January:
1996  $345.4    (5)%    4%       (6)%          (8)%     $229.6   66.5%      2.9%            $102.3    29.6%     .2%
1995   362.9      *     *         *             *        230.8   63.6        *               106.7    29.4       *
Seven Months Ended January:
1995   241.5     23    16         7            (1)       153.7   63.6       7.2               70.9    29.4      .3
1994   196.0     43    20        23            11        110.6   56.4        *                57.1    29.1       *
Fiscal Year Ended June:
1994   317.5     37    17        20            11        187.8   59.1       1.2               92.9    29.3    (1.6)
1993   231.7     32    17        15            11        134.3   57.9      (1.1)              71.6    30.9    (1.0)
EXCLUDING ALEX & IVY
Twelve Months Ended January:
1996   330.7      -    5         (6)           (9)       218.7   66.1       3.6               98.4    29.8     1.0
1995   331.4      *    *          *             *        207.1   62.5        *                95.5    28.8       *

* Not meaningful or not available.

Interest

 Interest expense for Fiscal 1995, for the Seven Month Period and for Fiscal 1994 and 1993 was $.1 million, $.4 million, $.1 million and $.2 million, respectively. The decrease in interest expense during Fiscal 1995 reflects the lower seasonal borrowings during the period. The interest expense increase for the Seven Month Period reflects the seasonal borrowing activity compared to Fiscal 1994 which had no seasonal borrowing.

 Interest income for Fiscal 1995, for the Seven Month Period and for Fiscal
1994 and 1993 was $.8 million, $.2 million, $.9 million and $.7 million, respectively. The increase in interest income during Fiscal 1995 is the result of higher levels of short-term investments due to funds generated by the liquidation of Alex & Ivy as well as a decrease in store expansion activity. The decrease in interest income for the Seven Month Period resulted from lower short-term investment levels. Interest income increased in Fiscal 1994 due to a higher level of short-term investments.

Store Closing Costs

 The January 1995 announcement to close the Alex & Ivy retail chain resulted in a $41 million expense charge. The $41 million covers the estimated cost to buyout lease obligations, property and equipment write-offs, inventory writedowns and severance costs. During Fiscal 1995, the estimated costs of Alex & Ivy store closings were adjusted by reversing $6 million of the original reserve based primarily on favorable results of negotiated lease terminations (see Note 8 of Notes To Consolidated Financial Statements).
<F8>

Income Taxes

 For the Seven Month Period, income tax benefit was $9.6 million. Income tax expense for Fiscal 1995, 1994 and 1993 was $8.0 million, $14.7 million and $5.2 million, respectively. The effective tax rate in each fiscal period was 39.3%, (39.5)%, 39.2% and 39%.

 The effective income tax rate decreased .2% for Fiscal 1995 and increased .3% for the Seven Month Period primarily due to the effect of state income taxes. The effective tax rate increased .2% in Fiscal 1994 due to the Federal income tax rate increase, partially offset by tax exempt short-term investments.

Liquidity and Capital Resources

 The primary sources of liquidity and capital resources are cash flows from operations and bank borrowings. Bank borrowings are utilized to fund seasonal inventory purchases approximately six months of the year. In addition, the bank credit lines are used for overseas merchandise purchases. Unsecured bank lines aggregate $70 million, of which $45 million are committed under revolving credit agreements expiring on April 1, 1996. These lines are expected to be renewed with existing banks.

Fiscal 1995

 Cash and short-term investments were $24.1 million at February 3, 1996, a decrease of $6.6 million over the prior comparable period. Net cash used by operations was $4.1 million. Net income was $12.4 million which included $6.0 million relating to the noncash adjustment to the Alex & Ivy closing reserve. Other components of cash used by operations included a $15.0 million increase in inventory levels offset by other net sources of cash totaling $4.5 million. The increase in inventory levels is the result of timing of shipments as well as lower than expected sales volumes during the year.

 Capital expenditures were $5.9 million during Fiscal 1995 due primarily to opening 11 new Bombay stores and the conversion of 10 existing stores to the large format. The next fiscal year's capital expenditures program will be slightly lower than last year at approximately $4 to $7 million which includes approximately 5 new Bombay stores and 4 large store conversions.

 Generally, a new or converted store is profitable in its first full year of operations. The Company believes that its current cash position, cash flows from operations and borrowings available under bank credit lines will be sufficient to fund current operations and its capital expenditures.

Seven Months Ended January 28, 1995

 Cash increased $10.2 million for the seven months ended January 28, 1995 to $30.7 million. Net cash provided by operations was $31.0 million. The components of cash provided by operations were: net loss of $14.7 million; noncash cost of $50 million relating to operations realignments; and other net outflows of $4.3 million.

 Capital expenditures were $22.1 million for the seven months ended January 28, 1995. The capital expenditures program included investments in: (1) 40 new stores; (2) 38 stores converted to large format; (3) purchase of home office headquarters office complex; (4) new distribution center and (5) information systems.

Fiscal 1994

 Cash flows from operations were $10 million. Net income before noncash expenses generated $34.3 million of operating cash flow and other net changes added $3.9 million. These were offset by the increased inventory investment of $28.2 million, required to support the increased number of new stores and large store conversions. However, inventory levels were slightly higher than plan as sales did not meet forecasted levels.

 Significant capital expenditures were made in Fiscal 1994 for store growth programs, distribution center expansion and information systems. In Fiscal 1994, $35.3 million was invested primarily in the building of 127 stores, including 71 new stores and 56 large store conversions.

Fiscal 1993

 At July 4, 1993, cash and short-term investments were $42.8 million, an increase of $32.7 million over Fiscal 1992. The significant increase in cash was due to the receipt of $42.2 million in April 1993 from the proceeds of the public offering of common stock. Cash flows from operations were $2.8 million. Net income before noncash expenses provided approximately $23.6 million of operating cash flow. These funds, together with other net changes of $2.9 million, were offset by a $23.7 million increase in inventories. The higher investment in inventory reflects the opening of new stores, the conversion of existing stores to a large store format and the expansion of the Alex & Ivy chain. The Fiscal 1993 inventory levels were in line with business plans, but the prior year inventories were approximately $4 million under normal planned levels. Capital expenditures were $15 million, which were used for 44 new stores and the conversion of 25 Bombay stores to the large store format. Additionally, investments were made in fixtures and equipment for expanded distribution centers, and new information systems.


Consolidated Statement of Operations

The Bombay Company, Inc. and Subsidiaries
(In thousands, except per share amounts)

                                                                          Year      Seven Months      Year Ended
                                                                         Ended         Ended      -----------------
                                                                       February 3    January 28    July 3   July 4
                                                                          1996          1995        1994     1993
                                                                       -----------  ------------   ------  -------
Net sales .............................................................  $345,399     $241,465    $317,452  $231,737
                                                                         --------     --------    --------  --------

Costs and expenses:
  Cost of sales, buying and store occupancy costs (Note 8).............   229,562      153,655     187,766   134,260
  Selling, general and administrative expenses (Note 8)................   102,259       70,923      92,886    71,555
  Interest expense (income), net.......................................      (828)         194        (832)     (507)
  Store closing cost (credit) (Note 8).................................    (6,000)      41,000          -         -
  Store conversion costs (Note 10).....................................       -            -           -      13,000
<F8>
<F10>
                                                                          -------      -------      ------    ------
                                                                          324,993      265,772     279,820   218,308
                                                                          -------      -------     -------   -------
Income (loss) before income taxes......................................    20,406      (24,307)      37,632   13,429
Provision (benefit) for income taxes...................................     8,013       (9,593)      14,737    5,239
                                                                           ------       -------      ------    -----
  Net income (loss)....................................................   $12,393     $(14,714)     $22,895   $8,190
                                                                          -------     --------      -------   ------
                                                                          -------     --------      -------   ------
Net income (loss) per average common share and common equivalent share       $.33        $(.39)        $.60     $.23
                                                                             ----        ------        ----     ----
                                                                             ----        ------        ----     ----


Average common shares and common equivalent shares outstanding             37,545        37,692      38,323   35,562
                                                                           ------        ------      ------   ------
                                                                           ------        ------      ------   ------


The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Balance Sheets

The Bombay Company, Inc. and Subsidiaries
(In thousands, except shares)

                                                                        February 3   January 28     July 3
                                                                           1996         1995         1994
                                                                         ----------   ----------   --------
Assets
Current assets:
 Cash and cash equivalents (short-term investments
  of $19,704, $29,778 and $20,350, respectively)                           $24,079      $30,670     $20,441
 Inventories, at lower of cost or market ..............................     88,341       73,208      81,527
 Income taxes receivable ..............................................      7,249        2,647         603
 Deferred taxes .......................................................      3,252       12,117       2,198
 Other current assets .................................................     10,214        8,840      13,926
                                                                           -------      -------     -------
  Total current assets ................................................    133,135      127,482     118,695
                                                                           -------      -------     -------
Property and equipment, at cost:
 Land .................................................................        993          993         -
 Building .............................................................      5,217        5,152         -
 Leasehold improvements ...............................................     62,054       74,073      66,749
 Furniture and equipment ..............................................     21,039       19,700      16,083
                                                                           -------      -------     -------
                                                                            89,303       99,918      82,832
 Accumulated depreciation .............................................    (43,038)     (48,795)    (34,903)
                                                                           -------      -------     -------
                                                                            46,265       51,123      47,929
                                                                           -------      -------     -------
Deferred taxes and other assets........................................     10,700       10,519      13,286

Goodwill, less amortization of
 $438, $411 and $396, respectively.....................................        596          623         638
                                                                           -------      -------     -------
                                                                          $190,696     $189,747    $180,548
                                                                          --------     --------    --------
                                                                          --------     --------    --------

Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable and accrued expenses ................................    $28,275      $24,955     $21,534
 Store closing reserve (Note 8) .......................................        -         20,824         -
<F8>
 Accrued payroll and bonuses ..........................................      3,394        4,271       7,771
                                                                          --------     --------     -------
  Total current liabilities ...........................................     31,669       50,050      29,305
                                                                          --------     --------     -------

Accrued rent and other liabilities.....................................      6,559        4,887       4,237
                                                                          --------     --------     -------

Stockholders' equity:
 Preferred stock, $1 par value,
  1,000,000 shares authorized .........................................         -             -          -
 Common stock, $1 par value, 50,000,000
  shares authorized,
  37,362,027; 36,649,966 and 36,427,777 shares
  issued, respectively.................................................     37,362       36,650      36,428
 Additional paid-in capital ...........................................     72,781       68,433      65,930
 Retained earnings ....................................................     42,978       30,585      45,299
 Cumulative effect of foreign currency translation                            (653)        (858)       (651)
                                                                            ------       ------      ------
  Total stockholders' equity ..........................................    152,468      134,810     147,006
                                                                           -------      -------     -------

Commitments and Contingencies (Note 4)
<F4>
                                                                          $190,696     $189,747    $180,548
                                                                          --------     --------    --------
                                                                          --------     --------    --------

The accompanying notes are an integral part of these consolidated financial statements.



Consolidated Statements of Cash Flows

The Bombay Company, Inc. and Subsidiaries
(In thousands)

                                                                             Year     Seven Months      Year Ended
                                                                             Ended       Ended      -----------------
                                                                           February 3   January 28   July 3    July 4
                                                                             1996         1995        1994      1993
                                                                           ---------- ------------   ------    ------
Cash flows from operating activities:
 Net income (loss) ...................................................     $12,393     $(14,714)    $22,895     $8,190

 Adjustments to reconcile net income (loss)
 to net cash from operations:
  Depreciation and amortization  .....................................      11,878        6,782       8,947      6,744
    Operations realignment costs (credit) (Note 8)....................      (6,000)      50,000          -          -
<F8>
  Store conversion costs (Note 10) ...................................          -            -           -      13,000
<F10>
  Deferred taxes and other............................................       7,636       (9,417)        601     (5,700)
  Noncash contributions to employee benefit plans                            1,671        1,006       1,857      1,410
 Change in assets and liabilities:
  Increase in inventories  ...........................................     (14,958)      (3,136)    (28,247)   (23,735)
  (Increase) decrease in other current assets.........................      (5,958)       2,896      (2,727)    (5,146)
  Increase (decrease) in accounts payable.............................
  and accrued expenses                                                     (11,272)      (1,710)      9,536      4,189
  Increase (decrease) in accrued payroll and bonuses..................        (891)      (3,301)        378      1,256
  (Increase) decrease in noncurrent assets............................        (215)       1,715      (4,392)     1,746
  Increase in noncurrent liabilities .................................       1,605          921       1,187        861
                                                                           -------       ------     -------     ------

    Net cash provided (used) by operations ............................     (4,111)      31,042      10,035      2,815
                                                                           -------       ------     -------     ------

Cash flows from investing activities:
  Purchases of property, equipment and other...........................     (5,898)     (22,125)    (35,290)   (15,033)
  Proceeds from sale of property and equipment.........................        374          246         411        400
                                                                           -------       ------     -------     ------
    Net cash used by investing activities .............................     (5,524)     (21,879)    (34,879)   (14,633)
                                                                           -------       ------     -------     ------

Cash flows from financing activities:
  Sale of stock to employee benefit plans, net of fractional shares....        823          996        1,340     1,023
  Exercise of stock options ...........................................      2,287           27        1,019     1,414
  Net proceeds from public common stock offering.......................         -            -            -     42,164
                                                                           -------      -------     --------    ------

    Net cash provided by financing activities..........................      3,110        1,023        2,359    44,601
                                                                           -------      -------     --------    ------

Effect of exchange rate change on cash ................................        (66)          43          103       (60)
                                                                           -------      -------     --------    ------

Net increase (decrease) in cash and cash equivalents...................     (6,591)      10,229      (22,382)   32,723
Cash and cash equivalents at beginning of year.........................     30,670       20,441       42,823    10,100
                                                                           -------      -------     --------    ------

Cash and cash equivalents at end of year ..............................    $24,079      $30,670      $20,441   $42,823
                                                                           -------      -------     --------    ------
                                                                           -------      -------     --------    ------

Supplemental disclosures of cash flow information:

 Cash paid during the year for:
   Interest ...........................................................      $  67         $377         $111      $163
   Income taxes  ......................................................     $7,458       $1,272       $7,597    $9,634

The accompanying notes are an integral part of these consolidated financial statements.



Consolidated Statements of Stockholders' Equity

The Bombay Company, Inc. and Subsidiaries
(In thousands, except shares)


<CAPTION


                                                                                                                         Foreign
                                                  Common Stock            Treasury Stock       Additional                Currency
                                             ---------------------      -----------------        Paid-In     Retained   Translation
                                                Shares       Amount      Shares     Amount       Capital     Earnings     Effects
                                             ------------   -------     ---------   ------      ----------   ---------  -----------
Balance, June 28, 1992.....................     9,543,589    $9,544       3,660     $(32)        $35,165      $14,214       $223
Shares sold in public offering.............     1,150,000     1,150          -        -           41,014           -          -
Shares contributed or sold to
 employee benefit plans....................        73,377        73      (3,660)      32           2,361           -          -
Exercise of stock options..................       337,185       337          -        -            4,004           -          -
Three-for-two stock splits.................    12,769,639    12,770          -        -          (12,803)          -          -
Foreign currency translation adjustments...           -          -           -        -               -            -        (424)
Net income.................................           -          -           -        -               -         8,190         -
                                              -----------   -------      ------      -------      ------      -------      -----
Balance, July 4, 1993......................    23,873,790    23,874          -        -           69,741       22,404       (201)
Shares contributed or sold to
 employee benefit plans....................       106,559      106           -        -            3,404           -          -
Exercise of stock options..................       343,753      344           -        -            4,906           -          -
Three-for-two stock split..................    12,103,675    12,104          -        -          (12,121)          -          -
Foreign currency translation adjustments...            -        -            -        -               -            -        (450)
Net income.................................            -        -            -        -               -        22,895         -
                                              -----------   -------      ------      ---          ------      -------      -----
Balance, July 3, 1994......................    36,427,777   36,428           -        -           65,930       45,299       (651)
Shares contributed or sold to
 employee benefit plans....................       218,140      218           -        -            2,473           -          -
Exercise of stock options..................         4,049        4           -        -               30           -          -
Foreign currency translation adjustments...            -        -            -        -               -            -        (207)
Net loss...................................            -        -            -        -               -       (14,714)        -
                                              -----------  -------      ------      ---          ------      -------      -----
Balance, January 28, 1995..................    36,649,966   36,650           -        -           68,433       30,585       (858)
Shares contributed or sold to
 employee benefit plans....................       282,400      282           -        -            1,956           -          -
Exercise of stock options..................       429,661      430           -        -            2,392           -          -
Foreign currency translation adjustments...            -        -            -        -               -            -         205
Net income.................................            -        -            -        -               -        12,393         -
                                               ----------   ------       ------      ---        --------      -------      -----
Balance, February 3, 1996..................    37,362,027  $37,362           -      $ -          $72,781      $42,978      $(653)
                                               ----------  -------       ------      ---         -------      -------      -----
                                               ----------  -------       ------      ---         -------      -------      -----

The accompanying notes are an integral part of these consolidated financial statements.


Notes To Consolidated Financial Statements

Note 1 - Statement Of Accounting Policies
- -----------------------------------------

Basis Of Presentation

 The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions, balances and profits have been eliminated. The Company has a retail (52-53 week) fiscal year which was changed to end on the Saturday nearest January 31, beginning with the seven months (thirty weeks) ended January 28, 1995 ("Seven Month Period"). For previous periods, the fiscal year ended on the Sunday nearest June 30. The periods ended February 3, 1996 ("Fiscal 1995") and July 4, 1993 ("Fiscal 1993") represent 53 weeks, and the period ended July 3, 1994 ("Fiscal 1994") represents 52 weeks. Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates. Actual results could differ from those estimates.

Foreign Currency Translation

 Fiscal year end exchange rates are used to translate assets and liabilities to U.S. dollars. Monthly average exchange rates are used to translate income and expenses. The cumulative effect of foreign currency translation adjustments is reported in stockholders' equity.

Cash And Cash Equivalents

 Cash in stores, deposits in banks and short-term investments with original maturities of three months or less are considered as cash and cash equivalents for the purposes of the financial statements. Short-term investments are recorded at the lower of cost or fair market value.

Inventories

 Inventories are primarily finished merchandise and are valued at the lower of average cost or market.

Property And Equipment

 Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method and at the lives shown:

  Building ........................ Forty years
  Furniture and equipment........   Two to ten years
  Leasehold improvements........    The lesser of the life
                                    of the lease or asset

 Maintenance and repairs are charged to expense as incurred. Renewals and betterments which materially prolong the useful lives of the assets are capitalized. The cost and related accumulated depreciation of property retired or sold are removed from the accounts, and gains or losses are recognized in the statement of operations.

Goodwill

 Goodwill recorded in association with acquisitions accounted for using the purchase method is amortized using the straight-line method over the estimated useful life of 40 years. The amortization policy is reviewed annually and impairments, if any, would be recognized if the expected future operating cash flows derived from such assets is less than their carrying value.

Income Taxes

 The Company uses the liability method of computing deferred income taxes on all material temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company assesses realizability of deferred tax assets and, if necessary, a valuation allowance would be provided.

Earnings Per Share

 Net income (loss) per share is based upon the weighted average number of shares outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options which are considered to be common share equivalents.


Note 2 - Income Taxes
- ---------------------

 The components of the provisions (benefit) for domestic and foreign income taxes are shown below (in thousands):

                                               Year    Seven Months        Year Ended
                                              Ended       Ended        -----------------
                                            February 3   January 28    July 3     July 4
                                              1996         1995         1994       1993
                                           ----------- ------------    ------    -------
Income (loss) before
 income taxes:
  Domestic..........................       $18,923       $(26,928)     $34,812   $11,560
  Foreign...........................         1,483          2,621        2,820     1,869
                                           -------       --------      -------   -------
                                           $20,406       $(24,307)     $37,632   $13,429
                                           -------       --------      -------   -------
                                           -------       --------      -------   -------
Provision (benefit) for
 income taxes:
 Current:
  Federal ...........................      $(6,929)        $6,981      $10,891    $8,079
  Foreign ...........................          862          1,138        1,453     1,206
  State and local....................       (2,200)         1,077        1,619     1,644
                                           --------       -------      -------    ------
                                            (8,267)         9,196       13,963    10,929
                                           --------       -------      -------    ------
 Deferred (prepaid):
  Federal ...........................       13,516        (15,444)         656    (4,262)
  Foreign ...........................         (139)            (5)         (63)     (379)
  State and local....................        2,903         (3,340)         181    (1,049)
                                           -------        -------      -------    ------
                                            16,280        (18,789)         774    (5,690)
                                           -------        -------      -------    ------
Income tax provision
 (benefit)...........................       $8,013        $(9,593)      $14,737   $5,239
                                           -------        -------       -------   ------
                                           -------        -------       -------   ------

 The effective tax rate differs from the federal statutory tax rate for the following reasons:

                                            Year        Seven Months       Year Ended
                                            Ended          Ended        ----------------
                                          February 3     January 28     July 3    July 4
                                            1996            1995         1994      1993
                                          ----------    -------------   ------    ------
Federal statutory tax rate                  35.0%         (35.0)%        35.0%     34.0%
Increase in effective
  tax rate due to:
 Foreign income taxes................        1.0             .9           1.1        1.4
 State and local taxes,
  net of federal income
  tax benefit........................        2.2           (6.1)          3.1        2.9
 Other, net .........................        1.1             .7            -          .7
                                            -----           ----          -----      -----
  Effective tax rate.................       39.3%         (39.5)%        39.2%      39.0%
                                            -----          -----         -----      -----
                                            -----          -----         -----      -----

 Deferred taxes reflect the net tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following (in thousands):

                                            Year         Seven Months       Year
                                            Ended           Ended           Ended
                                          February 3     January 28        July 3
                                             1996           1995            1994
                                          ----------    -------------      ------
Deferred tax liabilities:
 Depreciation .......................       $ -            $(1,318)        $(920)
                                           -----           -------         -----
Deferred tax assets:
 Depreciation .......................        239                -             -
 Store closing costs.................        -              10,640            -
 Store conversion costs..............      1,975             2,976         3,557
 Inventory valuation.................      2,784             1,514         1,639
 Accrued rent........................      2,530             1,977         1,597
 Other ..............................        812               224           796
                                           -----           -------        ------
                                           8,340            17,331         7,589
                                          ------           -------        ------
 Net deferred tax assets.............     $8,340           $16,013        $6,669
                                          ------           -------        ------
                                          ------           -------        ------

Note 3 - Debt
- -------------

 The Company has unsecured revolving credit agreements with banks aggregating $45,000,000 at February 3, 1996. These credit facilities are for working capital and letter of credit purposes, primarily to fund seasonal merchandise purchases, and bear interest at market rates based on prime. The credit agreements require the maintenance of various financial ratios and the payment of negotiated fees. The revolving credit agreements expire April 1, 1996 and are expected to be renewed under similar terms. The Company also has an unsecured, uncommitted short-term line of credit for $25,000,000, used for letters of credit. At February 3, 1996, there were $26,815,000 in letters of credit outstanding under all credit facilities, issued principally in conjunction with overseas merchandise purchases. Interest expense and negotiated fees for Fiscal 1995, the Seven Month Period, Fiscal 1994 and 1993 totaled $67,000, $380,000, $80,000 and $166,000, respectively.

<F4>
Note 4 - Commitments And Contingencies
- --------------------------------------

 Store, distribution and field office facilities are leased under operating leases expiring through 2006. The store leases are generally based upon a minimum rental plus a percentage of the store sales in excess of specified levels. Store lease terms generally require additional payments covering taxes, common area charges and certain other costs. Rental expense for Fiscal 1995, the Seven Month Period, Fiscal 1994 and 1993 totaled $40,181,000, $25,140,000,
$31,850,000 and $22,156,000, respectively.

 The minimum rental commitments for future fiscal years are as follows (in thousands):

 Fiscal
 1996 ....................  $36,920
 1997 ....................   37,604
 1998 ....................   36,958
 1999 ....................   35,688
 2000 ....................   33,183
 Thereafter ..............   91,595
                           --------
                           $271,948
                           --------
                           --------

 In January and February 1995, three lawsuits were filed against the Company and its Chief Executive Officer in the United States District Court for the Northern District of Texas, seeking class action status on behalf of the purchasers of the Company's common stock. In November 1995, the lawsuits were settled for a nominal amount.


Note 5 - Employee Benefit Plans
- -------------------------------

 The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan ("401(k) Plan") is open to substantially all employees who have been employed for one year and who work at least 1,000 hours per year. Under the 401(k) Plan, a participant may contribute up to 14% of earnings with the Company matching the first 5% at a rate of 150%. The employee contributions are paid to a corporate trustee and invested in various funds. Company contributions are generally invested in its common stock, and contributions made to participants' accounts become fully vested upon completion of two years of service. Similar benefit plans are in effect for eligible foreign employees.

 To the extent employees are unable to contribute up to 5% of their earnings to the 401(k) Plan because of limitations imposed by IRS regulations, a Supplemental Stock Program was adopted. Under this program, employee contributions in excess of IRS limitations, along with Company matching contributions, are distributed annually in the form of common stock.

 The Bombay Company, Inc. Stock Purchase Program is open to all full-time employees who have at least six months of service. Each participant may contribute 5% or 10% of earnings. For participants with at least two years of service, the Company matches 50% of the participant's contribution. Contributions are used to purchase shares of Company common stock, which are distributed annually to all participants. The participants' shares are fully vested upon purchase.

 Total Company contributions to these plans for Fiscal 1995, the Seven Month Period, Fiscal 1994 and 1993 were $1,665,000, $992,000, $1,857,000 and
$1,654,000, respectively.


Note 6 - Common Stock And Stock Options
- ---------------------------------------

 On December 1, 1993, the Board of Directors declared a three-for-two common stock split. The split was payable on December 31, 1993 to holders of record on December 14, 1993. Average common shares and common equivalent shares outstanding, income per average common share and common equivalent share, stock option shares and exercise prices have been restated to reflect all splits paid through December 31, 1993.

 On March 30, 1993, the stockholders approved an amendment to the Certificate of Incorporation increasing the authorized $1 par value common stock from 25,000,000 to 50,000,000 shares.

 In April 1993, the Company received net proceeds of $42,164,000 from a public offering of 2,587,500 shares (as adjusted for subsequent stock splits). Proceeds used for general corporate purposes, including the conversion of existing Bombay stores to large format stores and the addition of new stores.

 Non-employee directors are eligible to participate in the 1993 Stock Deferral Plan for Non-Employee Directors, which allows such directors the option to defer receipt of annual retainer payments which are credited to an account for such director in units equivalent to Company common stock.

 The Bombay Company, Inc. 1986 Stock Option Plan ("Employee Plan") provides for the granting of options to officers and key management employees. At February 3, 1996, the option shares reserved for the Employee Plan were 2,686,208. Since the option price is fixed at the market price or higher on the date of the grant, no compensation is charged against earnings. Options are generally exercisable annually at a rate of 20% per year beginning at least one year after the grant date. Shares available for additional grants were 388,387; 506,194; 478,175 and 497,206 at February 3, 1996, January 28, 1995, July 3, 1994
and July 4, 1993, respectively.

 The Bombay Company, Inc. 1991 Director Stock Option Plan ("Director Plan") provides for the granting of options to members of the Board of Directors who are neither employees nor officers of the Company. At February 3, 1996, the option shares reserved for the Director Plan were 195,192. The option price is fixed at the market price on the date of the grant. The maximum grant, initial and annual, is 2,250 shares. The initial grant becomes exercisable at a rate of 20% per year beginning one year after the grant date and includes past Board service toward full vesting of the initial grant. Each additional annual grant becomes fully exercisable six months after the grant date. Shares available for additional grants were 52,883; 73,133; 93,383 and 111,375 at February 3, 1996,
January 28, 1995, July 3, 1994 and July 4, 1993, respectively.

 The following table includes option information for the Employee Plan and Director Plan:

                               Number       Option Price
Stock Option Activity        of Shares       Per Share
- ---------------------        ----------     ------------
June 28, 1992.............   4,179,009      $1.29-8.91
 Options granted..........     225,450      8.29-21.00
 Options exercised........    (964,177)      1.29-8.93
 Options canceled.........     (63,684)     1.93-17.95
                             ---------
July 4, 1993..............   3,376,598      1.93-21.00
 Options granted..........     128,550     12.63-32.58
 Options exercised........    (570,070)     1.93-25.75
 Options canceled.........     (91,510)     3.01-17.94
                             ---------
July 3, 1994..............   2,843,568      2.72-32.58
 Options granted..........      39,050     10.75-14.63
 Options exercised........      (4,049)           6.74
 Options canceled.........     (46,819)     3.01-17.94
                             ---------
January 28, 1995..........   2,831,750      2.72-32.58
 Options granted..........     358,620      5.75-10.00
 Options exercised........    (529,677)      3.01-7.75
 Options canceled.........    (220,563)     6.74-31.42
                            ----------
February 3, 1996..........   2,440,130      2.72-32.58
                            ----------
                            ----------
Exercisable at:
 July 4, 1993 ............     918,670       1.93-8.93
                            -----------
                             ----------
 July 3, 1994 ............     970,455      2.72-25.75
                            ----------
                            ----------
 January 28, 1995.........   1,448,366      2.72-32.58
                            ----------
                            ----------
 February 3, 1996.........   1,265,455      2.72-32.58
                            ----------
                            ----------

 The exercise of non-qualified stock options in Fiscal 1995, the Seven Month Period, Fiscal 1994 and 1993 resulted in income tax benefits of $832,000, $7,000, $6,114,000 and $4,349,000, respectively, which were credited to additional paid-in capital. The income tax benefits are the tax effect of the difference between the market price on the date of exercise and the option price.

<F7>
Note 7 - Geographic Areas
- -------------------------

 The Company operates in one industry segment, specialty retailing. Substantially all revenues result from the sale of home furnishings and accessories through retail stores in the United States and Canada. Operating profit by geographic area is total revenue less operating expenses. Area operating expenses exclude interest expense, net of interest income, and income taxes. Identifiable assets by area are those assets used in the area's operations, including intangibles.

 The following table shows net sales, operating profit (loss) and other financial information by geographic area (in thousands):

                                    Year            Seven Months         Year Ended
                                    Ended               Ended        -----------------
                                  February 3         January 28      July 3     July 4
                                     1996               1995          1994       1993
                                  ----------        ------------     ------     ------
Net sales:
 United States.................     $309,433          $217,824      $285,802   $204,166
 Canada........................       35,966            23,641        31,650     27,571
                                    --------          --------      --------   --------
  Total........................     $345,399          $241,465      $317,452   $231,737
                                    --------          --------      --------   --------
                                    --------          --------      --------   --------

Operating profit (loss):
 United States:
  Operations...................       $9,409           $12,941       $32,328    $22,073
  Store closing costs..........        6,000           (41,000)           -          -
  Store conversion costs.......           -                 -             -     (12,380)
 Canada:
  Operations...................        4,169             3,946         4,472      3,849
  Store conversion costs.......           -                 -             -        (620)
 Interest, net                           828              (194)          832        507
                                    --------           -------       -------    -------
  Income (loss) before
   income taxes                      $20,406          $(24,307)      $37,632    $13,429
                                    --------          --------       -------    -------
                                    --------          --------       -------    -------

Identifiable assets:
 United States.................     $173,803          $177,601       $166,868   $133,643
 Canada  ......................       16,893            12,146         13,680      9,793
                                    --------          --------       --------    -------
  Total  ......................     $190,696          $189,747       $180,548   $143,436
                                    --------          --------       --------   --------
                                    --------          --------       --------   --------

Depreciation and amortization:
 United States.................      $11,030           $6,330          $8,310     $6,175
 Canada  ......................          848              452             637        569
                                     -------          -------        --------   --------
  Total  .....................       $11,878           $6,782          $8,947     $6,744
                                     -------          -------        --------    -------
                                     -------          -------        --------    -------

Capital expenditures:
 United States................        $4,958          $21,209        $29,668     $14,108
 Canada ......................           940              916          2,691         925
                                     -------          -------        -------     -------
  Total  .....................        $5,898          $22,125        $32,359     $15,033
                                     -------          -------        -------     -------
                                     -------          -------        -------     -------

<F8>
Note 8 - Operations Realignment Costs
- -------------------------------------

 Bombay merchandise lines and sell off discontinued items, and On January 12, 1995, the Board of Directors approved the establishment of $50 million in pre-tax reserves, equal to $.80 per share, for the closing of the Company's Alex & Ivy chain of retail stores, inventory writedowns and streamlining divisional and corporate structure. The components of the $50 million are $41 million representing the estimated costs of closing the Alex & Ivy chain, $5 million for inventory writedowns to reposition Bombay merchandise lines and sell off discontinued items, and $4 million representing estimated costs, principally severance, to streamline operations, including the consolidation of divisional and corporate overheads. During Fiscal 1995, $6 million of the original reserve was reversed based primarily upon favorable results of negotiated lease terminations, thereby reflecting lower costs than originally projected. All Alex & Ivy stores were closed as of May 10, 1995 and all store lease termination agreements were fully executed as of July 29, 1995. Approximately 880 full and part-time employees were affected by the closing of the Alex & Ivy chain. Alex & Ivy sales were $14,729,000, $24,128,000, $16,704,000 and $3,875,000 for Fiscal 1995, the Seven
Month Period, Fiscal 1994 and 1993, respectively. Excluding costs or credits relating to the closure of the division, operating results were breakeven in Fiscal 1995 and losses before income taxes were $1,548,000, $2,863,000 and $1,569,000 for the Seven Month Period, Fiscal 1994 and 1993, respectively.

 The following table sets forth the components of the reserve to close Alex & Ivy stores:

                                    Lease         Asset        Employee
                                 Obligations   Writedowns    Separations     Total
                                 -----------   ----------    -----------     -----
                                                   (In thousands)
Charge to expenses.........        $19,475       $20,075        $1,450      $41,000
Activity ..................             -           (928)         (101)      (1,029)
                                   -------       --------       ------      -------
Balance
 January 28, 1995..........         19,475        19,147         1,349       39,971
Activity...................        (14,849)      (18,195)         (927)     (33,971)
Reversal...................         (4,626)         (952)         (422)      (6,000)
                                   -------       -------        ------       ------
Balance
 February 3, 1996.........         $   -         $    -         $   -       $    -
                                   -------       -------        ------       ------
                                   -------       -------        ------       ------

Note 9 - Change In Fiscal Year End
- ----------------------------------

 On January 12, 1995, the Board of Directors approved a change in the Company's fiscal year end to the Saturday nearest the end of January.

 Condensed pro forma financial statements for the seven month periods ended January 28, 1995 and unaudited January 30, 1994 follow:

                                                    Seven Months Ended
                                                    ------------------
                                             January 28        January 30
                                                1995              1994
                                             ----------        ----------
                                                              (Unaudited)
Net sales...............................      $241,465         $195,990
Cost of sales, buying and
 store occupancy costs..................       153,655          110,592
Selling, general and administrative
 expenses and other.....................        71,117           56,578
Store closing costs.....................        41,000               -
                                              --------         --------
Income (loss) before income taxes.......       (24,307)          28,820
Provision (benefit) for income taxes....        (9,593)          11,297
                                              ---------        --------
Net income (loss).......................      $(14,714)         $17,523
                                              ---------        --------
                                              ---------        --------
Net income (loss) per share                      $(.39)            $.46
                                                 -----             ----
                                                 -----             ----

                                              January 28       January 30
                                                 1995             1994
                                              ----------       ----------
                                                               (Unaudited)
Cash and cash equivalents................    $30,670            $49,767
Inventory................................     73,208             62,485
Property and equipment, net..............     51,123             37,034
Other assets.............................     34,746             19,655
                                             -------            -------
                                            $189,747           $168,941
                                            --------           --------
                                            --------           --------
Liabilities:
 Current ................................    $50,050            $25,038
 Noncurrent .............................      4,887              4,012
Equity...................................    134,810            139,891
                                            --------            -------
                                            $189,747           $168,941
                                            --------           --------
                                            --------           --------

 Unaudited pro forma quarterly financial data for the twelve month periods ended January 28, 1995 and January 30, 1994 follow:

                                  First       Second      Third      Fourth
                                 Quarter      Quarter    Quarter    Quarter
                                 -------      -------    -------    -------
Twelve months ended
January 28, 1995
- -------------------
 Net sales ...............       $64,341     $78,199    $77,474    $142,913
 Gross profit.............        22,447      27,762     25,660      56,229
 Net income (loss)........         2,363       2,271        357     (14,333)(1)
 Net income (loss)
  per share...............          $.06        $.06       $.01       $(.38)(1)

Twelve months ended
January 30, 1994
- -------------------
 Net sales ...............       $49,075     $62,998    $62,850    $115,729
 Gross profit.............        18,417      25,442     24,832      54,658
 Net income (loss)........        (6,544)(2)   3,553      2,604      14,687
 Net income (loss)
  per share(3)............         $(.18)(2)    $.09       $.07        $.38

 (1)Includes pre-tax operations realignment costs of $50,000,000, equivalent to $.80 per share.
 (2)Includes pre-tax store conversion costs of $13,000,000, equivalent to $.22 per share.
 (3)Adjusted to reflect all stock splits paid through December 31, 1993.

<F10>
Note 10 - Store Conversion Costs
- --------------------------------

 On February 18, 1993, the Board of Directors approved a plan to convert substantially all existing Bombay stores to a large format. In the quarter ended March 28, 1993, a charge of $13,000,000 was recorded, principally relating to the noncash cost of writing off the remaining book value of leasehold improvements at the time Bombay stores are converted. The reserve balance at February 3, 1996, January 28, 1995, July 3, 1994 and July 4, 1993 totaled $5,323,000, $6,953,000, $8,426,000 and $12,095,000, respectively.

<AUDIT-REPORT>
Independent Accountants' Report

To the Board of Directors and Stockholders of The Bombay Company, Inc.

 In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Bombay Company, Inc. and its subsidiaries at February 3, 1996, January 28, 1995 and July 3, 1994, and the results of their operations and their cash flows for the year ended February 3, 1996, the seven months ended January 28, 1995 and each of the two years in the period ended July 3, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
March 6, 1996
Fort Worth, Texas
</AUDIT-REPORT>

Unaudited Quarterly Financial Data

The Bombay Company, Inc. and Subsidiaries
(In thousands, except per share amounts)


Unaudited Quarterly Financial Data for the quarters ended:
                                           February 3  October 28    July 29     April 29
                                              1996         1995       1995         1995
                                           ----------  ----------    -------     --------
Net sales............................       $127,363     $70,424     $69,669      $77,943
Gross profit.........................         50,793      21,372      20,358       23,314
Net income...........................         11,880      (1,583)        316(2)     1,780(2)

Net income per share(1)..............           $.32       $(.04)       $.01(2)      $.05(2)

                          January 1  October 2    July 3    April 3   January 2   October 3
                             1995      1994        1994       1994       1994        1993
                          ---------  ---------    ------    -------   ---------   ---------
Net sales..............   $142,344     $72,331   $58,611   $115,312    $67,949    $75,580
Gross profit...........     56,854      23,169    22,270     55,781     24,351     27,284
Net income.............     12,458          55     2,202     15,282      2,936      2,475

Net income per share(1)       $.33       $ -        $.06       $.40       $.08       $.07

(1)Adjusted to reflect all stock splits paid through December 31, 1993.
(2)The quarters ended April 29, 1995 and July 29, 1995 include credits of $4,400,000 and $1,600,000, respectively, relating to the closure of the Alex & Ivy division.

<F3>

Price Range of Common Stock

Quoted by quarter for the fiscal periods ended:

February 3, 1996    High    Low     January 28, 1995     High     Low      July 3, 1994    High     Low
- ----------------   -----   ----     ----------------    ------   -----     ------------   ------    -----
First...........  $10.88  $7.38     First ..........    $14.88  $10.50     First.......   $32.92   $21.08
Second..........    9.13   7.13     Second .........     13.00    8.75     Second......    32.83    25.17
Third...........    8.88   4.75     Month of January     10.75    7.75     Third.......    32.75    24.00
Fourth..........    7.88   5.00                                            Fourth......    24.63    11.63

Prices have been adjusted to reflect all stock splits paid through December 31, 1993.