Form 10-K, Exhibit 13
period 1997-02-01
BOMBAY COMPANY INC
filed 1997-05-02
CIK 96287


<F3>
       Selected Financial Data

       The Bombay Company, Inc. and Subsidiaries

                                            Year Ended           Seven                     Year Ended
                                                                Months
                                        ------------------       Ended            ---------------------------
                                       February 1  February 3  January 28       July 3       July 4     June 28

                                          1997       1996         1995           1994         1993        1992
                                       ----------  ----------  ----------       ------       ------     -------
Financial Data:
 Net sales(1)                           $336,303    $345,399      $241,465      $317,452    $231,737    $176,023

 Net sales increase                            2%         -  %(6)       23 %          37%         32%         26%
 Same store sales increase (decrease)          2%         (9)%(6)       (1)%          11%         11%         13%
 Income (loss) from continuing
  operations:(1)
  Before accounting change               $(2,840)    $12,393(2)   $(14,714)(2)   $22,895      $8,190(3)   $9,602
  Cumulative effect of accounting change     835           -             -             -           -           -
  Net income (loss)                       (2,005)     12,393(2)    (14,714)(2)    22,895       8,190(3)    9,602
 Per common share and common equivalent
  share:(4)
  Income (loss) before accounting change    (.07)        .33(2)       (.39)(2)       .60         .23(3)      .29
  Cumulative effect of accounting change     .02           -             -             -           -           -
  Net income (loss)                         (.05)        .33(2)       (.39)(2)       .60         .23(3)      .29
 Total assets(1)                         195,363     190,696       189,747       180,548     143,436      79,178
 Stockholders' equity(1)                 153,933     152,468       134,810       147,006     115,818      59,114
 Return on assets                           (1.0)%       6.5%          N/C(5)       14.4%        8.3%       13.2%
 Return on equity                           (1.3)%       8.6%          N/C(5)       17.4%       10.7%       18.1%

 Operating Data:

  Average sales per store
   open for full fiscal period(1)          $784         $765(6)       $773(6)       $699        $604        $518
  Average sales per square foot            $262         $263(6)       $304(6)       $323        $340        $320
  Number of stores:
   Beginning of year                        434          486           447           383         342         312
   Opened                                     9           11            40            71          44          33
   Closed                                    16           63             1             7           3           3
   End of year                              427          434           486           447         383         342
  Store composition:
   Bombay - Regular                         203          216           230           268         328         336
   Bombay - Large format                    224          218           198           141          46           3
   Alex & Ivy                                 -            -            58            38           9           3
  Retail square footage:(1)
   Bombay - Regular                         358          371           396           457         553         547
   Bombay - Large format                    902          885           810           565         180          11
   Alex & Ivy                                 -            -           202           126          20           6
   Total                                  1,260        1,256         1,408         1,148         753         564

       The Company has paid no cash dividends during the periods presented.

       (1)In thousands.
       (2)Includes pre-tax operations realignment costs of $50,000,000, equivalent to $.80 per share in the Seven Month Period, and credit of $6,000,000, equivalent to $.10 per share in Fiscal 1995.
       (3)Includes pre-tax store conversion costs of $13,000,000, equivalent to $.22 per share.
       (4)Adjusted to reflect all stock splits paid through December 31, 1993.
       (5)Not comparable due to Seven Month Period.
       (6)Excludes the closed Alex & Ivy division; comparatives are based on twelve month periods.

<F5>
       Management's Discussion and Analysis

       General

       See Note 1 of Notes To Consolidated Financial Statements for fiscal reporting periods.
<F1>

       The Company operates a chain of Bombay Company retail stores in the United States and Canada. Prior to Fiscal 1995, the Company also operated the Alex & Ivy retail chain whose closure was announced on January 13, 1995 and completed on May 10, 1995. As such, the discussion following relates primarily to the ongoing operations of Bombay. The discussion should be read in conjunction with the Table below which summarizes four year comparable data for the total Company and also presents results excluding the closed Alex & Ivy division.

       The greater percentage of sales and operating income is realized in the quarter that includes December (Christmas season). Even though the precise effect of inflation on operations cannot be accurately determined, management does not believe inflation has a material impact on sales or results of operations.

       Net Sales

       Net sales, excluding Alex & Ivy, increased 2% to $336.3 in Fiscal 1996 from $330.7 million due primarily to a 2% increase in same store sales (stores in existence for one year or more). During the period, the number of transactions decreased 2% while the average sale per transaction increased 4% to $85. Furniture sales continue to be the predominant component in the sales mix representing 49% of the business as compared to 47% last year. All regions of the Company contributed to the sales gain except the Midwest which showed slight declines. The Company's sales performance was driven in part by the promotions needed to reduce its over inventory position.

       Net sales, excluding Alex & Ivy, were $330.7 million in Fiscal 1995 compared to $331.4 million during the comparable twelve months. The sales decline for Bombay was the result of a 9% decrease in same store sales, which was offset by sales increases from new stores equal to 5%. The period showed a 1% decrease in the number of customer transactions, while the average sale per transaction increased approximately 1%.

       For the Seven Month Period, new stores were the most significant component of the 16% sales increase for Bombay with same store sales declining 1%. The Seven Month Period showed a 16% increase in the number of customer transactions but the average sale per transaction was the same from period to period. Furniture sales increased approximately 3% of the sales mix for the Seven Month Period.

       The Bombay sales increase in Fiscal 1994 was attributable to new stores and increased same store sales of 11%. Same store sales increased 15% in the first six months and 6% in the last six months of Fiscal 1994. The sales increase in Fiscal 1994 resulted from a 39% increase in customer transactions while the average sale per transaction decreased 5%. The lower average sale per transaction reflects a change in sales mix. Accessories, which are generally lower priced items, accounted for a 2% increase in the sales mix whereas furniture declined approximately 1%. Geographically, all regions contributed substantially to the positive sales increases in 1994 with the Southern Region being the strongest performer.


       Table
       ----------------------------------------------------------------------------------------------------------------------
                                                                 Cost of Sales, Buying &
                                Sales Increase (Decrease)         Store Occupancy Costs     Selling, General & Administrative
                              -------------------------------   --------------------------- ---------------------------------
                              Total    All    New     Same      Total     % of    Increase    Total    % of    Increase
       Period                 Sales  Stores  Stores  Stores**   Costs     Sales  (Decrease)  Expenses  Sales  (Decrease)
       ------                 -----  ------  ------  --------   -----     -----  ----------  --------  -----  ----------

       Excluding Alex & Ivy

       Twelve Months Ended January:

       1997                 $336.3     2%     2%       2%      $233.9     69.6%     3.5%     $107.4    31.9%    2.1%

       1996                  330.7     -      5       (9)       218.7     66.1      3.6        98.4    29.8     1.0

       1995                  331.4     *      *        *        207.1     62.5        *        95.5    28.8       *

       Seven Months Ended January:

       1995                  217.3    16     11       (1)       136.0     62.5      6.7        62.9    28.9      .2

       1994                  186.7    38     15       14        104.2     55.8        *        53.6    28.7       *

       Fiscal Year Ended June:

       1994                  300.7    32     14       11        175.2     58.3       .6        85.9    28.6    (1.6)


       Total Company
       Twelve Months Ended January:

       1997                 $336.3     2%     2%       2%      $233.9     69.6%     3.1%     $107.4    31.9%    2.3%

       1996                  345.4    (5)      4      (8)       229.6      66.5     2.9       102.3    29.6      .2

       1995                  362.9     *       *       *        230.8      63.6       *       106.7    29.4       *

       Seven Months Ended January:

       1995                  241.5    23      16      (1)       153.7      63.6     7.2        70.9    29.4      .3

       1994                  196.0    43      20      11        110.6      56.4       *        57.1    29.1       *

       Fiscal Year Ended June:

       1994                  317.5    37      17      11        187.8      59.1     1.2        92.9    29.3    (1.6)


       * Not meaningful or not available.
       **Does not include converted stores until they have been operated a full twelve months after conversion.

       Excluding Alex & Ivy, new store openings for Fiscal 1996, Fiscal 1995, the Seven Month Period and Fiscal 1994 were 9, 11, 20 and 39. Also during these periods, 3, 10, 38 and 56 small format Bombay stores were converted to larger format stores while 16, 5, 1 and 4 stores (predominately smaller format stores) were closed. Most new stores were opened in existing market areas for Bombay.

       Cost Of Sales, Buying And Store Occupancy Costs

       Excluding Alex & Ivy, cost of sales, including buying and occupancy costs, for Fiscal 1996 were $233.9 million or 7% higher than Fiscal 1995. As a percentage of sales, these costs increased to 69.6% in Fiscal 1996 compared to 66.1% in Fiscal 1995. The increase was primarily the result of a higher cost of sales as the Company disposed of excess inventory through a series of aggressive promotions especially during the second half of the year. The excessive inventory levels also contributed to higher warehouse and freight costs which adversely impacted margins. Occupancy costs as a percentage of sales and total retail square footage were relatively flat compared to Fiscal 1995.

       Excluding Alex & Ivy, costs of sales, including buying and store occupancy costs for Fiscal 1995 were $218.7 million, or 6% higher than the comparable twelve month period. As a percentage of sales, these costs increased to 66.1% in Fiscal 1995 from 62.5% in the comparable period of the prior year. The increase in costs for Bombay is due to higher occupancy costs (2.7%) and higher product costs (.9%). The occupancy costs percentage increase is the result of the retail square footage added during the previous two years and the effect of declining same store sales relative to the fixed nature of occupancy costs. During Fiscal 1995, retail square footage for Bombay stores increased only 4% to 1,256,000 square feet. The lower product margin is primarily due to the effect of lowering selected retail prices, increasing warehouse and freight costs, and a shift in the sales mix as consumers tended to purchase a greater portion of merchandise on sale compared to full price merchandise.

       Bombay costs  were $31.8  million, or  31%,  higher during  the Seven
       Month Period than the comparable prior seven month period. The percentage of sales increase of 6.7% compared to the same period in the prior year reflects lower product margin of 4.6% and higher buying and store occupancy costs of 2.1%. The lower product margin was primarily due to: (1) $5 million Bombay inventory writedown, principally nonfurniture products (see Note 9 of Notes To Consolidated Financial Statements); (2) costs associated with a new distribution center opened September 1994, as well as inefficiencies related to excess inventory levels and (3) the acceleration of programs to discontinue selected furniture products from normal sale period in January 1995 to begin October 1994. The higher occupancy costs reflect increased square footage.
<F9>

       For Fiscal 1994, Bombay's costs increased 33% over the prior year while sales increased 32%. As a percentage of sales, costs were 58.3% or .6% higher than Fiscal 1993 reflecting higher buying and occupancy costs related to the store expansion programs undertaken. During Fiscal 1994, retail square footage increased approximately 40% to 1,028,000 square feet. The slightly lower product margin reflects the mix between promotional and nonpromotional periods.


       Selling, General And Administrative Expenses

       For  Fiscal  1996,  Bombay's   selling,  general  and  administrative
       expenses were $107.4 million or 31.9% of sales compared to $98.4 million or 29.8% last year. The Fiscal 1996 amount includes a $4.2 million charge (1.2% of sales) recorded in connection with the management change which took place in September 1996. (See Note 8 of Notes To Consolidated Financial Statements.) The remaining increase relates to the higher payroll costs (1.2%), costs incurred in connection with the closing of unprofitable Bombay stores (.2%), higher insurance costs (.2%) and higher recruiting and training costs (.2%) which were offset by lower advertising expenses (.9%).
<F8>

       Excluding the cost associated with Alex & Ivy, Bombay costs increased to $98.4 million or 29.8% of sales during Fiscal 1995 from $95.5 million or 28.8% of sales in the comparable prior year period. The increase is due primarily to higher advertising (1.3%), payroll (.6%) and insurance costs (.2%). Fixed payroll costs increased relative to sales but were significantly offset by declines in performance based pay. Costs for the prior year include a $4 million charge (1.2% of sales) for restructuring the Company's operations for which there was no corresponding expense in Fiscal 1995.

       Expenses for the Seven Month Period increased $9.3 million or 17% compared to the same prior year period. The .2% percentage of sales increase can be attributed to the $4 million recorded for consolidation of divisional and corporate overheads (see Note 9 of Notes To Consolidated Financial Statements) which equals 1.8%, offset by lower payroll and advertising costs.
<F9>

       Fiscal 1994 expenses increased $17.0 million but decreased 1.6% as a percentage of sales compared to Fiscal 1993. Payroll costs resulted in the most significant decrease (.7%) from prior year; the remaining .9% decrease resulted from lower insurance, advertising and other expenses, as a percentage of sales.

       Interest

       Interest expense for Fiscal 1996, Fiscal 1995, for the Seven Month Period and for Fiscal 1994 was less than $.1 million, $.1 million, $.4 million and $.1 million, respectively. The decreases in interest expense during Fiscal 1996 and Fiscal 1995 reflect the lower seasonal borrowings during the periods. The interest expense increase for the Seven Month Period reflects the seasonal borrowing activity compared to Fiscal 1994 which had no seasonal borrowing.

       Interest income for Fiscal 1996, Fiscal 1995, for the Seven Month Period and for Fiscal 1994 was $.7 million, $.8 million, $.2 million and $.9 million, respectively. The decrease in interest during Fiscal 1996 is the result of excess inventory levels during the early portion of the year which resulted in lower levels of cash available for short-term investments. The increase in interest income during Fiscal 1995 is the result of higher levels of short-term investments due to funds generated by the liquidation of Alex & Ivy as well as a decrease in store expansion activity. The decrease in interest income for the Seven Month Period resulted from lower short-term investment levels.

       Store Closing Costs

       The January 1995 announcement to close the Alex & Ivy retail chain resulted in a $41 million expense charge. The $41 million covered the estimated cost to buyout lease obligations, property and equipment write-offs, inventory writedowns and severance costs. During Fiscal 1995, the estimated costs of Alex & Ivy store closings were reduced by $6 million based primarily on favorable results of negotiated lease terminations (see Note 9 of Notes To Consolidated Financial Statements).
<F9>

       There were no sales from Alex & Ivy stores during Fiscal 1996 while sales during Fiscal 1995, the Seven Month Period and Fiscal 1994 were $14.7 million, $24.1 million and $16.7 million, respectively. Excluding costs or credits relating to the closure, operating results for Fiscal 1995, the Seven Month Period and Fiscal 1994 were breakeven, and operating losses of $1.5 million and $2.9 million, respectively. The Company opened 20 Alex & Ivy stores during the Seven Month Period and 32 stores during Fiscal 1994. All 58 of the chain's existing stores were closed during Fiscal 1995. The Company does not expect to incur any additional costs in connection with this operation.

       Income Taxes

       For Fiscal 1996 and the Seven Month Period, income tax benefit was $1.6 million, excluding the effect of the accounting change, and $9.6 million, respectively. Income tax expense for Fiscal 1995 and 1994 was $8.0 million and $14.7 million, respectively. The effective tax rate in each fiscal period was (35.6%), 39.3%, (39.5%) and 39.2%, respectively.

       The effective income tax rate decreased 3.7% for Fiscal 1996 and .2% for Fiscal 1995 and increased .3% for the Seven Month Period primarily due to the effect of state income taxes. The effective tax rate increased .2% in Fiscal 1994 due to the Federal income tax rate increase, partially offset by tax exempt short-term investments.

       Liquidity and Capital Resources

       The primary sources of liquidity and capital resources are cash flows from operations and bank borrowings. Bank borrowings are utilized to fund seasonal inventory purchases. In addition, the bank credit lines are used for overseas merchandise purchases. Unsecured bank lines aggregate $40 million, of which $30 million are committed under revolving credit agreements expiring on July 15, 1997. These lines are expected to be renewed with existing banks.

       Fiscal 1996

       Cash and short-term investments were $63.1 million at February 1, 1997, an increase of $39.1 million over the prior year. Net cash provided by operations was $41.2 million. The net loss from the year was $2.0 million which included $11.2 million of depreciation and amortization. The remainder of the increase related primarily to the $18.7 million reduction in inventory levels as well as the receipt of income tax refunds and deposits totaling $10.5 million during the period. The decrease in inventory levels is the result of the Company's achieving its foremost objective of correcting its inventory position during the year.

       Capital expenditures were $4.4 million for the year due primarily to opening nine new Bombay stores and converting three stores to the large format. Next year's capital expenditure program at approximately $8 to $10 million will be slightly higher than the Fiscal 1996 program and includes up to 10 new stores and 9 large store conversions.

       Generally, a new or converted store is profitable in its first full year of operations. The Company believes that its current cash position, cash flows from operations and borrowings available under bank credit lines will be sufficient to fund current operations and its capital expenditures.

       Fiscal 1995

       Cash and short-term investments were $24.1 milion at February 3, 1996, a decrease of $6.6 million over the prior comparable period. Net cash used by operations was $4.1 million. Net income was $12.4 million which included $6.0 million relating to the noncash adjustment to the Alex & Ivy closing reserve. Other components of cash used by operations included a $15.0 million increase in inventory levels offset by other net sources of cash totaling $4.5 million. The increase in inventory levels is the result of timing of shipments as well as lower than expected sales volumes during the year.

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

       Consolidated Statements of Operations

       The Bombay Company, Inc. and Subsidiaries
       (In thousands, except per share amounts)

                                                                                       Seven
                                                                    Year Ended         Months    Year
                                                              ----------------------   Ended     Ended
                                                              February 1  February 3 January 28  July 3

                                                                  1997      1996       1995       1994
                                                              ----------   --------  --------   --------

Net sales                                                       $336,303   $345,399  $241,465   $317,452
                                                                --------   --------  --------   --------


Costs and expenses:
 Cost of sales, buying and store occupancy costs (Note 9)        233,903    229,562   153,655    187,766
 Selling, general and administrative expenses(Notes 8 and 9)     107,420    102,259    70,923     92,886
 Interest expense (income), net                                     (607)      (828)      194       (832)
 Store closing cost(credit) (Note 9)                                   -     (6,000)   41,000          -
                                                                 -------    -------   -------    -------
<F8>
<F9>
                                                                 340,716    324,993   265,772    279,820
                                                                 -------    -------   -------    -------

Income (loss) before income taxes and accounting change           (4,413)    20,406   (24,307)    37,632
Provision (benefit) for income taxes                              (1,573)     8,013    (9,593)    14,737
                                                                   -----     ------    ------     ------
Income (loss) before accounting change                            (2,840)    12,393   (14,714)    22,895
Cumulative effect of accounting change, net of tax  (Note 1)         835          -         -          -
<F1>
                                                                   -----     ------    ------     ------
 Net income (loss)                                               $(2,005)   $12,393  $(14,714)   $22,895
                                                                   -----     ------    ------     ------
                                                                   -----     ------    ------     ------
Per average common share and common equivalent share:
 Income (loss) before accounting change                            $(.07)      $.33     $(.39)      $.60
 Cumulative effect of accounting change, net of tax (Note 1)         .02          -         -         -
                                                                   -----       ----      ----       ----
<F1>
 Net income (loss)                                                 $(.05)      $.33     $(.39)      $.60
                                                                   -----       ----      ----       ----
                                                                   -----       ----      ----       ----
Average common shares and common equivalent shares outstanding    37,883     37,545    37,692     38,323
                                                                  ------     ------    ------     ------
                                                                  ------     ------    ------     ------

The accompanying notes are an integral part of these consolidated financial statements.



       Consolidated Balance Sheets


       The Bombay Company, Inc. and Subsidiaries
       (In thousands, except shares)


                                                                    February 1 February 3
                                                                       1997      1996
                                                                    ---------- ----------
       Assets

       Current assets:
        Cash and cash equivalents (short-term investments
         of $57,810 and $19,704, respectively)                        $63,130   $24,079
        Inventories, at lower of cost or market                        69,816    88,341
        Income taxes receivable                                           102     7,249
        Deferred taxes                                                  3,429     3,252
        Other current assets                                            8,223    10,214
                                                                      -------   -------
         Total current assets                                         144,700   133,135
                                                                      -------   -------

       Property and equipment, at cost:
        Land                                                              993       993
        Building                                                        5,196     5,217
        Leasehold improvements                                         62,442    62,054
        Furniture and equipment                                        20,536    21,039
                                                                       ------    ------
                                                                       89,167    89,303
        Accumulated depreciation                                      (47,956)  (43,038)
                                                                       ------    ------
                                                                       41,211    46,265
                                                                       ------    ------
       Deferred taxes and other assets                                  8,883    10,700
       Goodwill, less amortization of $465 and $438, respectively         569       596
                                                                       ------    ------
                                                                     $195,363  $190,696
                                                                     --------  --------
                                                                     --------  --------

       Liabilities and Stockholders' Equity
       Current liabilities:
        Accounts payable and accrued expenses                         $30,052   $28,275
        Accrued payroll and bonuses                                     5,008     3,394
                                                                      -------   -------
         Total current liabilities                                     35,060    31,669
                                                                      -------   -------

       Accrued rent and other liabilities                               6,370     6,559
                                                                      -------    ------

       Stockholders' equity:
        Preferred stock, $1 par value, 1,000,000 shares authorized          -         -
        Common stock, $1 par value, 50,000,000 shares authorized,
         37,997,676 and 37,362,027 shares issued, respectively         37,998    37,362
        Additional paid-in capital                                     75,465    72,781
        Retained earnings                                              40,973    42,978
        Cumulative effect of foreign currency translation                (503)     (653)
                                                                       ------    ------
         Total stockholders' equity                                   153,933   152,468
                                                                      -------   -------
       Commitments and Contingencies (Note 4)
<F4>
                                                                     $195,363  $190,696
                                                                     --------  --------
                                                                     --------  --------

       The accompanying notes are an integral part of these consolidated financial statements.



       Consolidated Statements of Cash Flows
       The Bombay Company, Inc. and Subsidiaries
       (In thousands)

                                                         Year Ended        Seven Months    Year
                                                   -----------------------     Ended       Ended
                                                   February 1   February 3   January 28    July 3
                                                      1997         1996         1995        1994
                                                   ----------   ---------- ------------    ------

Cash flows from operating activities:
  Net income (loss)                                  $(2,005)    $12,393      $(14,714)   $22,895

Adjustments to reconcile net income (loss) to net
   cash from operations:
  Depreciation and amortization                       11,203      11,878         6,782      8,947
  Operations realignment and management                4,200      (6,000)       50,000          -
   severance costs (credit) (Notes 8 and 9)
<F8>
<F9>
  Deferred taxes and other                              (394)      7,636        (9,417)       601
  Noncash contributions to employee benefit plans      1,667       1,671         1,006      1,857
Change in assets and liabilities:
  (Increase) decrease in inventories                  18,714     (14,958)       (3,136)   (28,247)
  (Increase) decrease in other current assets          9,268      (5,958)        2,896     (2,727)
  Increase (decrease) in accounts payable and
   accrued expenses                                   (3,919)    (11,272)       (1,710)     9,536
  Increase (decrease) in accrued payroll and bonuses   1,925        (891)       (3,301)       378
  (Increase) decrease in noncurrent assets               548        (215)        1,715     (4,392)
  Increase (decrease) in noncurrent liabilities          (56)      1,605           921      1,187
                                                     -------     -------        ------     ------

  Net cash provided (used) by operations              41,151      (4,111)       31,042     10,035
                                                   ----------    -------        ------     ------
Cash flows from investing activities:
 Purchases of property, equipment and other           (4,432)     (5,898)      (22,125)   (35,290)
 Proceeds from sale of property and equipment            519         374           246        411
                                                   ---------     -------        ------     ------

  Net cash used by investing activities               (3,913)     (5,524)      (21,879)   (34,879)
                                                    --------     -------        ------     ------

Cash flows from financing activities:
  Sale of stock to employee benefit plans, net of
    fractional shares                                    696         823           996      1,340
  Exercise of stock options                            1,138       2,287            27      1,019
                                                     -------      ------        ------     ------

    Net cash provided by financing activities          1,834       3,110         1,023      2,359
                                                     -------      ------        ------     ------


Effect of exchange rate change on cash                   (21)        (66)           43        103
                                                      ------      ------        ------     ------


Net increase (decrease) in cash and cash equivalents  39,051      (6,591)       10,229    (22,382)
Cash and cash equivalents at beginning of year        24,079      30,670        20,441     42,823
                                                      ------     -------        ------    -------

Cash and cash equivalents at end of year             $63,130     $24,079       $30,670    $20,441
                                                     -------     -------       -------    -------
                                                     -------     -------       -------    -------


Supplemental disclosures of cash flow information:
  Interest paid                                          $46        $67           $377       $111
  Income taxes paid (refunded)                       $(9,536)    $7,458         $1,272     $7,597

The accompanying notes are an integral part of these consolidated financial statements.


       Consolidated Statements of Stockholders' Equity

       The Bombay Company, Inc. and Subsidiaries
       (In thousands, except shares)



                                                                                           Foreign
                                                     Common Stock      Additional            Currency
                                                   ----------------     Paid-In   Retained  Translation
                                                   Shares     Amount    Capital   Earnings    Effects
                                                   ------     ------    -------   --------  -----------
       Balance, July 4, 1993                     23,873,790   $23,874   $69,741    $22,404     $(201)

       Shares contributed or sold to
        employee benefit plans                      106,559       106     3,404          -         -

       Exercise of stock  options                   343,753       344     4,906          -         -

       Three-for-two stock split                 12,103,675    12,104   (12,121)         -         -
       Foreign currency translation adjustments           -         -         -          -      (450)
       Net income                                         -         -         -     22,895         -
                                                 ----------    ------    ------     ------      -----
       Balance, July 3, 1994                     36,427,777    36,428    65,930     45,299      (651)
       Shares contributed or sold to
        employee benefit plans                      218,140       218     2,473          -         -
       Exercise of stock options                      4,049         4        30          -         -
       Foreign currency translation adjustments           -         -         -          -      (207)
       Net loss                                           -         -         -    (14,714)        -
                                                 ----------   -------    ------     ------      ----

       Balance, January 28, 1995                 36,649,966    36,650    68,433     30,585      (858)
       Shares contributed or sold to
        employee benefit plans                      282,400       282     1,956          -         -
       Exercise of stock options                    429,661       430     2,392          -         -
       Foreign currency translation adjustments           -         -         -          -       205
       Net income                                         -         -         -     12,393         -
                                                 ----------    ------    ------     ------       ---
       Balance, February 3, 1996                 37,362,027    37,362    72,781     42,978      (653)

       Shares contributed or sold to
        employee benefit plans                      275,865       276     1,531          -         -
       Exercise of stock options                    359,784       360     1,153          -         -

       Foreign currency translation adjustments           -         -         -          -       150
       Net loss                                           -         -         -     (2,005)        -
                                                   -------    -------   -------    -------     -----
       Balance, February 1, 1997                 37,997,676   $37,998   $75,465    $40,973     $(503)
                                                 ----------   -------   -------    -------     -----
                                                 ----------   -------   -------    -------     -----

       The accompanying notes are an integral part of these consolidated financial statements.



       Notes To Consolidated Financial Statements
<F1>
       Note 1 - Statement Of Accounting Policies


       Basis Of Presentation

       The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions, balances and profits have been eliminated. The Company has a retail (52-53 week) fiscal year which was changed to end on the Saturday nearest January 31, beginning with the seven months (thirty weeks) ended January 28, 1995 ("Seven Month Period"). For previous periods, the fiscal year ended on the Sunday nearest June 30. The period ended February 3, 1996 ("Fiscal 1995") represents 53 weeks. The periods ended February 1, 1997 ("Fiscal 1996") and July 3, 1994 ("Fiscal 1994") represent 52 weeks.

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

       Accounting Change

       During the quarter ended May 4, 1996, the Company changed the timing of allocation of overhead costs to distribution center inventories. The change more accurately reflects inventory costs and represents a preferable method of accounting for distribution center inventories. The cumulative effect of this change was $835,000, net of tax, or $.02 per share. This amount is presented in the consolidated statement of operations as the cumulative effect of an accounting change. The impact of this change on Fiscal 1996 results, excluding the cumulative effect, was not significant. The pro forma effect of the change on prior years' net income (loss) and net income (loss) per share is not significant.

       Property And Equipment

       Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method over the lives shown:

                      Building                        Forty years
                      Furniture and equipment         Two to  ten years
                      Leasehold improvements          The  lesser of the life
                                                      of the lease or asset


       Maintenance and repairs are charged to expense as incurred. Renewals and betterments which materially prolong the useful lives of the assets are capitalized. The cost and related accumulated depreciation of property retired or sold are removed from the accounts, and gains or losses are recognized in the statement of operations.

       Advertising Costs

       Advertising costs are expensed the first time the advertising takes place. During Fiscal 1996, Fiscal 1995, the Seven Month Period and
       Fiscal  1994,   advertising  expense   was  $19,887,000,   $22,859,000,
       $15,733,000 and $21,422,000, respectively.

       Goodwill

       Goodwill recorded in association with acquisitions accounted for using the purchase method is amortized using the straight-line method over the estimated useful life of 40 years. The amortization policy is reviewed annually and impairments, if any, would be recognized if the expected future undiscounted operating cash flows derived from such assets are less than their carrying value.

       Income Taxes

       The Company uses the liability method of computing deferred income taxes on all material temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company assesses realizability of deferred tax assets and, if necessary, a valuation allowance is provided.

       Earnings Per Share

       Net income (loss) per share is based upon the weighted average number of shares outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options which are considered to be common share equivalents.

       Note 2 - Income Taxes

       The components of the provision (benefit) for domestic and foreign income taxes are shown below (in thousands):


                                   Year Ended          Seven
                                                      Months      Year
                            -----------------------    Ended      Ended
                             February 1  February 3  January 28   July 3
                               1997         1996        1995       1994
                            -----------  ----------  ----------   ------
       Income(loss)before
        income taxes and
        accounting change:
         Domestic            $(4,714)      $18,923    $(26,928)  $34,812
         Foreign                 301         1,483       2,621     2,820
                             -------       -------    --------   -------
                             $(4,413)      $20,406    $(24,307)  $37,632
                             -------       -------    --------   -------
                             ------        -------    --------   -------

       Provision (benefit)for
        income taxes:
        Current:
         Federal             $(1,479)      $(6,929)     $6,981   $10,891
         Foreign                 500           862       1,138     1,453
         State and local           -        (2,200)      1,077     1,619
                             -------       -------      ------    ------
                                (979)       (8,267)      9,196    13,963
                             -------       -------      ------    ------


        Deferred (prepaid):
         Federal               (476)        13,516     (15,444)      656
         Foreign               (118)          (139)         (5)      (63)
         State and local          -          2,903      (3,340)      181
                             ------        -------      ------    ------
                               (594)        16,280     (18,789)      774
                             ------        -------      ------    ------


       Income tax provision
        (benefit) before
        accounting change    (1,573)         8,013      (9,593)   14,737

       Tax effect of
        accounting change       449              -           -         -
                             ------         ------       -----     -----

       Total provision (benefit)
        for income taxes    $(1,124)        $8,013     $(9,593)  $14,737
                            -------         ------     -------   -------
                            -------         ------     -------   -------

       The effective tax rate differs from the federal statutory tax rate for the following reasons:

                                       Year Ended        Seven Months  Year
                                  ----------------------     Ended    Ended
                                  February 1  February 3  January 28  July 3
                                     1997        1996        1995      1994
                                  ----------  ----------  ----------  ------
       Federal statutory tax rate   (35.0)%      35.0%      (35.0)%   35.0%

       Increase in effective
         tax rate due to:
        Foreign income taxes         (2.5)        1.0          .9      1.1
        State and local taxes,
         net of federal income
         tax benefit                    -         2.2        (6.1)     3.1
        Other, net                    1.9         1.1          .7        -
                                     ----        ----        ----     ----
          Effective tax rate        (35.6)%      39.3%      (39.5)%   39.2%
                                    ------       -----      -----     ----
                                    ------       -----      -----     ----

       Deferred taxes reflect the net tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following (in thousands):


                                          Year Ended
                                    ---------------------
                                    February 1  February 3
                                       1997        1996
                                    ----------  ----------
       Deferred tax liabilities       $(607)       $(746)
                                      ------       ------

       Deferred tax assets:
        Depreciation                    464          239
        Accrued severance               877            -
        Store conversion costs        1,300        1,975
        Inventory valuation           2,296        2,784
        Accrued rent                  2,892        2,530
        Other                         1,554        1,558
                                      -----        -----
                                      9,383        9,086
                                      -----        -----
        Net deferred tax assets      $8,776       $8,340
                                     ------       ------
                                     ------       ------

       Note 3 - Debt

       The Company has unsecured revolving credit agreements with banks aggregating $40,000,000 at February 1, 1997 of which $30,000,000 is committed. These credit facilities are for working capital and letter of credit purposes, primarily to fund seasonal merchandise purchases, and bear interest at market rates based on prime. The credit agreements restrict dividend payments, and require the maintenance of various financial ratios and the payment of negotiated fees. The revolving credit agreements expire July 15, 1997 and are expected to be renewed under similar terms. At February 1, 1997, there were $7,904,000 in letters of credit outstanding under all credit facilities, issued principally in conjunction with overseas merchandise purchases. Interest expense and negotiated fees for Fiscal 1996, Fiscal 1995, the Seven Month Period and Fiscal 1994 totaled $138,000, $67,000, $380,000 and $80,000, respectively.

<F4>
       Note 4 - Commitments And Contingencies

       Store, distribution and field office facilities are leased under operating leases expiring through 2011. The store leases are generally based upon a minimum rental plus a percentage of the store sales in excess of specified levels. Store lease terms generally require additional payments covering taxes, common area charges and certain other costs. Rental expense for Fiscal 1996, Fiscal 1995, the Seven Month Period and Fiscal 1994 totaled $39,502,000, $40,181,000,
       $25,140,000 and $31,850,000, respectively.

        The minimum rental commitments for future fiscal years are as follows (in thousands):

       Fiscal
       ------
       1997..................        $38,118
       1998..................         37,578
       1999..................         36,295
       2000..................         33,989
       2001..................         31,530
       Thereafter............         70,334
                                     -------
                                    $247,844
                                    --------
                                    --------

       The  Company  has  certain   contingent  liabilities  resulting  from
       litigation and claims incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.


       Note 5 - Employee Benefit Plans

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

       The Bombay Company, Inc. Stock Purchase Program is open to all full-time employees who have at least six months of service. Each participant may contribute 5% or 10% of qualifying compensation. For participants with at least two years of service, the Company matches 50% of the participant's contribution. Contributions are used to purchase shares of Company common stock, which are distributed annually to all participants. The participants' shares are fully vested upon purchase.

       Total Company contributions to these plans for Fiscal 1996, Fiscal 1995, the Seven Month Period and Fiscal 1994 were $1,667,000, $1,665,000, $992,000 and $1,857,000, respectively. For Fiscal 1997, the
       Company reduced its 401(k) and Supplemental Stock Program match from 150% to 75% and has temporarily suspended its match on the Stock Purchase Program.

       Note 6 - Common Stock And Stock Options

       On December 1, 1993, the Board of Directors declared a three-for-two common stock split. The split was payable on December 31, 1993 to holders of record on December 14, 1993. Average common shares and common equivalent shares outstanding, income per average common share and common equivalent share, stock option shares and exercise prices reflect all splits paid through December 31, 1993.

       Non-employee directors are eligible to participate in the 1993 Stock Deferral Plan for Non-Employee Directors, which allows such directors the option to defer receipt of annual retainer payments which are credited to an account for such director in units equivalent to Company common stock.

       Each share  of  Company  common stock  includes one  Preferred  Share
       Purchase Right ("Right") entitling the holder to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $50.00. The Rights, which have ten year terms expiring in 2005, are exercisable if a person or group acquires 15% or more of the common stock of the Company or announces a tender offer for 15% or more of the common stock. If a person or group acquires 15% or more of the outstanding common stock of the Company, each Right will entitle the holder to purchase, at the Right's exercise price, a number of shares of Company common stock having a market value of twice the Right's exercise price. If the Company is acquired in a merger or other business combination transaction after a person or group acquires 15% or more of the Company's common stock, each Right will entitle its holder to purchase, at the Right's exercise price, a number of shares of the acquiring company's common stock having a market value of twice the Right's exercise price. The Rights are redeemable at one cent per Right at any time before they become exercisable.

       The Bombay Company, Inc. 1986 Stock Option Plan and 1996 Long Term Incentive Stock Plan ("Employee Plans") provide for the granting of options (and other types of stock-related awards under the 1996 plan) to officers and key management employees. At February 1, 1997, the option shares reserved for the Employee Plans were 3,663,066. The option price is fixed at the market price or higher on the date of the grant. Options are generally exercisable annually at a rate of 20% per year beginning at least one year after the grant date. Shares available for additional grants were 1,096,403; 388,387; 506,194 and 478,175 at
       February 1, 1997, February 3, 1996, January 28, 1995 and July 3, 1994, respectively.

       The Bombay Company, Inc. 1991 Director Stock Option Plan ("Director Plan") provides for the granting of options to members of the Board of Directors who are neither employees nor officers of the Company. At February 1, 1997, the option shares reserved for the Director Plan were 195,192. The option price is fixed at the market price on the date of the grant. The maximum grant, initial and annual, is 4,000 shares. The initial grant becomes exercisable at a rate of 20% per year beginning one year after the grant date and includes past Board service toward full vesting of the initial grant. Each additional annual grant becomes fully exercisable six months after the grant date. Shares available for additional grants were 18,633; 52,883; 73,133 and 93,383 at February 1, 1997, February 3, 1996, January 28, 1995 and July 3, 1994,
       respectively.

       The following table includes option information for the Employee Plans and Director Plan:


                                     Number             Option Price
      Stock Option Activity        of Shares            Per Share
       ---------------------        ---------           ------------
      July 4, 1993                 3,376,598           $ 1.93-21.00

       Options granted               128,550            12.63-32.58

       Options exercised            (570,070)            1.93-25.75

       Options canceled              (91,510)            3.01-17.94
                                   ---------

      July 3, 1994                 2,843,568             2.72-32.58

       Options granted                39,050            10.75-14.63

       Options exercised              (4,049)                  6.74

       Options canceled              (46,819)            3.01-17.94
                                   ---------

      January 28, 1995             2,831,750             2.72-32.58

       Options granted               358,620             5.75-10.00

       Options exercised            (529,677)             3.01-7.75

       Options canceled             (220,563)            6.74-31.42
                                   ---------

      February 3, 1996             2,440,130             2.72-32.58

       Options granted             1,243,748             5.25-10.75

       Options exercised            (423,142)             2.72-7.98

       Options canceled           (1,048,065)            6.74-32.58
                                   ---------

      February 1, 1997             2,212,671             3.01-25.75
                                   ---------
                                   ---------

       Exercisable at:

       July 3, 1994                  970,455             2.72-25.75
                                   ---------
                                   ---------
       January 28, 1995             1,448,366             2.72-32.58
                                   ---------
                                   ---------
       February 3, 1996            1,265,455             2.72-32.58
                                   ---------
                                   ---------
       February 1, 1997              623,256             3.01-25.75
                                   ---------
                                   ---------

       The following table summarizes stock options outstanding at February 1, 1997:


                                     Outstanding             Exercisable

                          ------------------------------  ------------------
                                     Weighted    Weighted           Weighted
        Exercise                      Average     Average            Average
         Price                       Remaining   Exercise           Exercise
         Range              Shares      Life     Price    Shares     Price
       -------------      ---------     ----     -----    -------    -------
       $3.01 to 3.68        125,046      4.3     $3.39    125,046    $3.39

       5.25 to 7.75       1,353,702      8.5      6.97    249,391     7.00

       8.25 to 9.25         510,699      8.0      9.06    127,258     9.04

       10.00 to 15.88       160,449      7.8     12.58     77,596    12.41

       17.94 to 25.75        62,775      6.4     19.95     43,965    20.78
                          ---------                       -------

       3.01 to 25.75      2,212,671      8.0     $8.02    623,256    $8.34
                          ---------                       -------
                          ---------                       -------

       The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123. "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for options granted. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in Fiscal 1995 and Fiscal 1996 in accordance with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):


                                                     Year Ended
                                               ---------------------
                                               February 1  February 3
                                                  1997        1996
                                                 --------    -------
       Net income (loss), as reported            $(2,005)    $12,393

       Net income (loss), pro forma               (3,443)     11,947

       Net income (loss) per share, as reported     (.05)        .33

       Net income (loss) per share, pro forma       (.09)        .32



       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model based upon the following assumptions: expected volatility of 78.6%; risk-free interest rate ranging from 5.44% to 7.12%; expected lives of 6 years and no expected dividend payments. The weighted average fair value of options granted during Fiscal 1996 and Fiscal 1995 was $4.96 and $6.66, respectively.

       The exercise of  non-qualified stock  options in Fiscal  1996, Fiscal
       1995, the Seven Month Period and Fiscal 1994 resulted in income tax benefits of $558,000, $832,000, $7,000 and $6,114,000, respectively, which were credited to additional paid-in capital. The income tax benefits are the tax effect of the difference between the market price on the date of exercise and the option price.

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

       The following table shows net sales, operating profit (loss) and other financial information by geographic area (in thousands):

                                             Year Ended       Seven Months   Year
                                       ---------------------      Ended      Ended
                                        February 1 February 3  January 28   July 3
                                           1997       1996        1995       1994
                                       ----------- ----------  -----------  -------
       Net sales:
        United States                   $298,137    $309,433     $217,824  $285,802
        Canada                            38,166      35,966       23,641    31,650
                                        --------    --------     --------  --------
         Total                          $336,303    $345,399     $241,465  $317,452
                                        --------    --------     --------  --------
                                        --------    --------     --------  --------

       Operating profit (loss):
        United States:
         Operations                     $(7,199)     $ 9,409     $ 12,941   $32,328
         Store closing costs                  -        6,000      (41,000)        -
        Canada                            2,179        4,169        3,946     4,472
        Interest, net                       607          828         (194)      832
                                        -------      -------      -------   -------
         Income (loss) before income    $(4,413)     $20,406     $(24,307)  $37,632
         taxes and accounting change    -------      -------     --------   -------
                                        -------      -------     --------   -------

       Identifiable assets:
        United States                  $180,209     $173,803     $177,601  $166,868
        Canada                           15,154       16,893       12,146    13,680
                                       --------     --------     --------  --------
          Total                        $195,363     $190,696     $189,747  $180,548
                                       --------     --------     --------  --------
                                       --------     --------     --------  --------

       Depreciation and amortization:
        United States                   $10,362      $11,030      $6,330     $8,310
        Canada                              841          848         452        637
                                        -------      -------      ------     ------
         Total                          $11,203      $11,878      $6,782     $8,947
                                        -------      -------      ------     ------
                                        -------      -------      ------     ------
       Capital expenditures:
        United States                    $3,820       $4,958     $21,209    $29,668
        Canada                              612          940         916      2,691
                                         ------       ------     -------    -------
         Total                           $4,432       $5,898     $22,125    $32,359
                                         ------       ------     -------    -------
                                         ------       ------     -------    -------

<F8>
       Note 8 - Management Change

       On September 5, 1996, the Company announced the termination of its President and Chief Executive Officer and its Executive Vice President of Merchandising and Marketing. In accordance with severance and non competition agreements, a one time pre-tax charge of $4.2 million, equivalent to $.07 per share after tax, was recorded during the quarter ended November 2, 1996. As of February 1, 1997, $1,970,000 of the $4.2 million had been paid.

<F9>
       Note 9 - Operations Realignment Costs

       On  January   12,  1995,   the  Board   of  Directors   approved  the
       establishment of $50 million in pre-tax reserves, equal to $.80 per share after tax, for the closing of the Company's Alex & Ivy chain of retail stores, inventory writedowns and streamlining divisional and corporate structure. The components of the $50 million are $41 million representing the estimated costs of closing the Alex & Ivy chain, $5 million for inventory writedowns to reposition Bombay merchandise lines and sell off discontinued items, and $4 million representing estimated costs, principally severance, to streamline operations, including the consolidation of divisional and corporate overheads. During Fiscal 1995, $6 million of the original reserve was reversed based primarily upon favorable results of negotiated lease terminations, thereby reflecting lower costs than originally projected. All Alex & Ivy stores were closed as of May 10, 1995 and all store lease termination agreements were fully executed as of July 29, 1995. Approximately 880 full and part-time employees were affected by the closing of the Alex & Ivy chain. Alex & Ivy sales were $14,729,000, $24,128,000 and $16,704,000 for Fiscal 1995, the Seven Month Period and Fiscal 1994, respectively. Excluding costs or credits relating to the closure of the division, operating results were breakeven in Fiscal 1995 and losses before income taxes were $1,548,000 and $2,863,000 for the Seven Month Period and Fiscal 1994, respectively.


       The following table sets forth the components of the reserve to close Alex & Ivy stores:

                                 Lease         Asset     Employee
                              Obligations   Writedowns  Separations   Total
                              -----------   ----------  -----------   -----
                                     (In thousands)
       Charge to expense        $19,475       $20,075     $1,450     $41,000
       Activity                       -          (928)      (101)     (1,029)
                                -------       -------     ------     -------
       Balance
       January 28, 1995          19,475        19,147      1,349      39,971

       Activity                 (14,849)      (18,195)      (927)    (33,971)
       Reversal                  (4,626)         (952)      (422)     (6,000)
                                -------       -------      -----     -------
       Balance
       February 3, 1996         $     -       $     -      $   -     $     -
                                -------       -------      -----     -------
                                -------       -------      -----     -------

       Note 10 - Change In Fiscal Year End

       On January 12, 1995, the Board of Directors approved a change in the Company's fiscal year end to the Saturday nearest the end of January.

       Condensed pro forma statements of operations for the seven month periods ended January 28, 1995 and unaudited January 30, 1994 follow (in thousands, except per share amounts):


                                                       Seven Months Ended
                                                  ----------------------------
                                                  January 28        January 30
                                                     1995              1994
                                                  ----------        ----------
                                                                    (Unaudited)
          Net sales                                $241,465           $195,990
          Cost of  sales,  buying and               153,655            110,592
           store occupancy costs
          Selling, general and administrative        71,117             56,578
           expenses and other
          Store closing costs                        41,000                  -
                                                   --------            -------

          Income (loss) before income taxes         (24,307)            28,820
          Provision (benefit)for income taxes        (9,593)            11,297
                                                    -------             ------

          Net income (loss)                        $(14,714)           $17,523
                                                   --------            -------
                                                   --------            -------
          Net income (loss) per share                 $(.39)              $.46
                                                      -----               ----
                                                      -----               ----

       Note 11 - Store Conversion Costs

       On February 18, 1993, the Board of Directors approved a plan to convert substantially all existing Bombay stores to a large format. In the quarter ended March 28, 1993, a charge of $13,000,000 was recorded, principally relating to the noncash cost of writing off the remaining book value of leasehold improvements at the time Bombay stores are converted. The reserve balance at February 1, 1997, February 3, 1996, January 28, 1995 and July 3, 1994 totaled $3,640,000, $5,323,000,
       $6,953,000 and $8,426,000, respectively.



       Management's Report

       The management of The Bombay Company, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The financial statements, presented on pages 16 to 24, have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management. The Company also prepared the other information included in the report to shareholders and is responsible for its accuracy and consistency with the financial statements.

       The Company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative costs and expected benefits of specific control measures. Also, an internal auditing function which evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures is maintained.

       There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances.

       The Audit and Finance Committee of the Board of Directors, which is composed solely of directors who are not officers or employees of the Company, meets regularly with corporate management, internal audit, legal counsel and Price Waterhouse LLP to review the activities of each and to satisfy itself that each is properly discharging its responsibility. In addition, the Audit and Finance Committee meets formally with Price Waterhouse LLP, without management present, to discuss the audit of the financial statements as well as other auditing and financial reporting matters.

       The financial statements have been audited by Price Waterhouse LLP, the independent accountants, whose report herein expresses their opinion with respect to the fairness of the presentation of the statements.

       CARSON R. THOMPSON
       President and
       Chief Executive Officer

       JAMES E. HERLIHY
       Executive Vice President
       and Chief Financial Officer

<AUDIT-REPORT>
       Independent Accountants' Report

       To the Board of Directors and Stockholders of The Bombay Company, Inc.

       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Bombay Company, Inc. and its subsidiaries at February 1, 1997 and February 3, 1996, and the results of their operations and their cash flows for each of the two years in the period ended February 1, 1997, for the seven months ended January 28, 1995 and for the year ended July 3, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

       As discussed in Note 1 to the financial statements, the Company changed its method of accounting for inventory during the year ended February 1, 1997.

       PRICE WATERHOUSE LLP

       March 11, 1997
       Fort Worth, Texas
</AUDIT-REPORT>


       Unaudited Quarterly Financial Data

       The Bombay Company, Inc. and Subsidiaries
       (In thousands, except per share amounts)

       Unaudited quarterly financial data for the quarters ended:

                                                          February 1    November 2   August 3    May 4
                                                             1997         1996         1996      1996
                                                          ----------    ----------   --------    -----
       Net sales                                           $124,202     $72,816       $71,203   $68,082

       Gross profit                                          45,253      19,335        19,340    18,472
       Income (loss) before accounting change                 8,890      (6,147)(1)    (2,308)   (3,275)

       Cumulative effect of accounting change, net of tax         -           -             -       835
       Net income (loss)                                      8,890      (6,147)(1)    (2,308)   (2,440)


       Per share:
        Income (loss) before accounting change                 $.23       $(.16)        $(.06)    $(.08)
        Cumulative effect of accounting change, net of tax        -           -             -       .02
        Net income (loss)                                       .23        (.16)         (.06)     (.06)

                                    February 3     October 28   July 29      April 29
                                       1996           1995       1995         1995
                                    ----------     ----------   -------     ---------
       Net sales                     $127,363       $70,424     $69,669     $77,943
       Gross profit                    50,793        21,372      20,358      23,314
       Net income (loss)               11,880        (1,583)        316(2)    1,780(2)

       Net income (loss) per share       $.32         $(.04)       $.01(2)     $.05(2)

       (1)Includes a pre-tax charge of $4,200,000, equivalent to $.07 per share, relating to change in management.

       (2) The quarters ended April 29, 1995 and July 29, 1995 include credits of $4,400,000 and $1,600,000, respectively, relating to the closure of the Alex & Ivy division.

<F2>

       Price Range of Common Stock
       Quoted by quarter for the fiscal periods ended:

       February 1, 1997       High     Low     February 3, 1996        High     Low
       ----------------       ----     ---     ----------------        ----     ---
       First..............   $11.88   $4.88    First...............   $10.88   $7.38
       Second.............    11.38    4.63    Second..............     9.13    7.13
       Third..............     7.25    5.00    Third...............     8.88    4.75
       Fourth.............     5.50    4.38    Fourth..............     7.88    5.00





