Form 10-K, Exhibit 13
period 1998-01-31
BOMBAY COMPANY INC
filed 1998-05-01
CIK 96287

<F3>

SELECTED FINANCIAL DATA
The Bombay Company, Inc. and Subsidiaries
                                                                                            Seven Months
                                                              Year Ended                      Ended           Year Ended

                                             January 31  February 1     February 3      January 28     July 3    July 4
                                                1998        1997          1996           1995          1994       1993
Financial Data:
  Net sales(1).......................         $332,577     $336,303      $345,399       $241,465      $317,452   $231,737
  Net sales increase (decrease)......              (1)%        2%(6)         _%(6)            23%         37%        32%
  Same store sales increase (decrease)             _           2%(6)       (9)%(6)           (1)%         11%        11%
  Income (loss) from continuing operations:(1)
   Before accounting change..........           $4,450      $(2,840)     $12,393(2)      $(14,714)(2)   $22,895   $8,190(3)
   Cumulative effect of accounting change          _            835             _              _           _          _
   Net income (loss).................            4,450       (2,005)      12,393(2)      (14,714)(2)    22,895     8,190(3)

Basic earnings per share:(4)
   Income (loss) before accounting change          .12         (.07)         .33(2)       (.39)(2)         .63     .25(3)
   Cumulative effect of accounting change            _          .02               _              _           _          _
   Net income (loss).................              .12         (.05)         .33(2)       (.39)(2)         .63     .25(3)
Diluted earnings per share:(4)
  Income (loss) before accounting change          .12          (.07)          .33(2)       (.39)(2)         .60    .23(3)
   Cumulative effect of accounting change            _          .02               _              _           _         _
   Net income (loss).................              .12        (.05)          .33(2)       (.39)(2)         .60    .23(3)

Total assets(1)......................          195,462      195,363         190,696        189,747     180,548   143,436
Stockholders' equity(1)..............          158,238      153,933         152,468        134,810     147,006   115,818
Return on assets.....................             2.3%       (1.0)%            6.5%         N/C(5)       14.4%      8.3%
Return on equity.....................             2.9%       (1.3)%            8.6%         N/C(5)       17.4%     10.7%

Operating Data:
  Average sales per store open for full
  fiscal period(1)...................              $796        $784         $765(6)        $773(6)        $699      $604
  Average sales per square foot......              $263        $262         $263(6)        $304(6)        $323      $340
  Number of stores:
   Beginning of year.................               427         434             486            447         383       342
   Opened............................                 2           9              11             40          71        44
   Closed............................                14          16              63              1           7         3
   End of year.......................               415         427             434            486         447       383
  Store composition:
   Bombay - Regular..................               187         203             216            230         268       328
   Bombay - Large format.............               228         224             218            198         141        46
   Alex & Ivy........................                 _           _               _             58          38         9
  Retail square footage:(1)
   Bombay - Regular..................               333         358             371            396         457       553
   Bombay - Large format.............               910         902             885            810         565       180
   Alex & Ivy........................                 _           _               _            202         126        20
   Total.............................             1,243       1,260           1,256          1,408       1,148       753


The Company has paid no cash dividends during the periods presented.

(1) In thousands.
(2) Includes pre-tax operations realignment costs of $50,000,000, equivalent to $.80 per share in the Seven Month Period, and credit of $6,000,000, equivalent to $.10 per share in Fiscal 1995.
(3) Includes pre-tax store conversion costs of $13,000,000, equivalent to $.22 per share.
(4) Adjusted to reflect all stock splits paid through December 31, 1993.
(5) Not comparable due to Seven Month Period.
(6) Excludes the closed Alex & Ivy division; comparatives are based on twelve month periods.


<F5>
Management's Discussion and Analysis

General
 The Bombay Company, Inc. ("Company") is a specialty retailer which markets traditional and classic furniture, prints and accessories through its 415 locations of The Bombay Company ("Bombay") retail stores in 42 states in the United States and nine Canadian provinces. Prior to Fiscal 1995, the Company also operated the Alex & Ivy retail chain whose closure was announced on January 13, 1995 and completed on May 10, 1995. As such, the discussion following relates primarily to the ongoing operations of Bombay. The discussion should be read in conjunction with the Table below which summarizes three years of comparable data for the total Company and also presents results excluding the closed Alex & Ivy division.
 The largest percentage of the Company's sales and operating income is realized in the fiscal quarter that includes December (Christmas season). Merchandise is manufactured to Company specification through a network of contract manufacturers located principally in Asia and North America. Because the majority of the Company's products are proprietary, the impact of inflation on operating results is typically not significant. The Company attempts to alleviate inflationary pressures by increasing selling prices (subject to competitive conditions), improving designs and finding alternative production sources in lower cost countries.

 See Note 1 of Notes to Consolidated Financial Statements for fiscal reporting periods.
<F1>

Special Note Regarding Forward-Looking Statements
 Certain statements in this Annual Report to Shareholders under "Management's Discussion and Analysis" constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward - looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: competition; seasonality; success of operating initiatives; new product development and introduction schedules; acceptance of new product offerings; advertising and promotional efforts; adverse publicity; expansion of the store chain; availability, locations and terms of sites for store development; changes in business strategy or development plans; availability and terms of capital; labor and employee benefit costs; changes in government regulations; risks associated with international business and regional weather conditions.

Net Sales
 Net sales declined 1% to $332.6 million for Fiscal 1997. The most significant contributor to the sales decline was the closure of 14 underperforming stores. Same store sales (stores in existence for one year or more) were flat for the year while new stores accounted for a 1% increase in sales over Fiscal 1996. The Fiscal 1997 sales mix consisted of: 49% furniture, 26% accessories, 17% wall decor (principally prints, mirrors and sconces) and 8% lamps and other categories, essentially the same as Fiscal 1996. The focus of the Company was, and continues to be, to offer more complete, cohesive collections with a broader market appeal. This translated into a 7% increase in the average ticket; however, the number of transactions also declined by 7%. On a regional basis, Canada and the Northeastern United States reported the strongest results although the results across all regions were within a very small range.

 Net sales, excluding Alex & Ivy, increased 2% to $336.3 million in Fiscal 1996 from $330.7 million in Fiscal 1995 due primarily to a 2% increase in same store sales. During the period, the number of transactions decreased 2% while the average sale per transaction increased 4% to $85. Furniture sales were the predominant component in the sales mix representing 49% of the business as compared to 47% in Fiscal 1995. All regions of the Company contributed to the sales gain except the Midwest which showed slight declines. The Company's sales performance was driven in part by the promotions needed to reduce its over inventory position.

Cost of Sales, Buying and Store Occupancy Costs
 Cost of sales, including buying and store occupancy costs, for Fiscal 1997 was $229.9 million, or 69.1% of sales. As a percentage of sales, these costs improved from 69.6% in Fiscal 1996. Product margins improved 60 basis points compared to the prior year as inventory overstock was sold and the new products were introduced. The increase in product margin was somewhat offset by a 10 basis point increase in buying and occupancy costs due to the relative fixed nature of costs measured against sales declines.

 Excluding Alex & Ivy, cost of sales, including buying and occupancy costs, for Fiscal 1996 was $233.9 million or 7% higher than Fiscal 1995. As a percentage of sales, these costs increased to 69.6% in Fiscal 1996 compared to 66.1% in Fiscal 1995. The increase was primarily the result of higher product costs as the Company disposed of excess inventory through a series of aggressive promotions especially during the second half of the year. The excessive inventory levels also contributed to higher warehouse and freight costs which adversely impacted margins. Occupancy costs as a percentage of sales and total retail square footage were relatively flat compared to Fiscal 1995.

Selling, General and Administrative Expenses
 For Fiscal 1997, selling, general and administrative costs were reduced $9.7 million to $97.7 million. Expenses declined to 29.4% of sales in Fiscal 1997 from 31.9% of sales in Fiscal 1996. Excluding charges related to management changes of $.8 million in Fiscal 1997 and $4.2 million in Fiscal 1996 (see Note 8 of Notes to Consolidated Financial Statements), selling, general and administrative expenses were $96.9 million, or 29.1% of sales, in Fiscal 1997 compared to $103.2 million, or 30.7% of sales, in Fiscal 1996. The decrease is primarily due to lower payroll and payroll related costs (110 basis points) and lower supplies costs (20 basis points) as a result of more stringent cost control initiatives.

 For Fiscal 1996, Bombay's selling, general and administrative expenses were $107.4 million or 31.9% of sales compared to $98.4 million or 29.8% of sales in Fiscal 1995. The Fiscal 1996 amount included a $4.2 million charge (1.2% of sales) recorded in connection with the management change which took place September 1996. The remaining increase relates to higher payroll costs (120 basis points), costs incurred in connection with the closing of unprofitable Bombay stores (20 basis points), higher insurance costs (20 basis points) and higher recruiting and training costs (20 basis points) partially offset by lower advertising expenses (90 basis points).

Table  (Dollars in millions)
______________________________________________________
                                     Cost of Sales, Buying &
Sales Increase (Decrease)             Store Occupancy Costs          Selling, General & Administrative
_________________________            ____________________--          __________________---------------_
FiscalTotal    All   New    Same     Total  % ofIncrease     Total   % of  Increase
Year  Sales   StoresStoresStores*    Costs Sales(Decrease)  ExpensesSales (Decrease)
____________  ___________________    _____________________ ________________________

Excluding Alex & Ivy
1997 $332.6    (1)%    1%    _ %    $229.9 69.1%    (.5)%  $  97.7  29.4%    (2.5)%
1996  336.3     2      2            2233.9 69.6      3.5     107.4  31.9       2.1
1995  330.7     _      5    (9)      218.7 66.1      3.6      98.4  29.8       1.0
Total Company
1997 $332.6    (1)%    1%     _ %   $229.9 69.1%    (.5)%  $  97.7  29.4%     (2.5)%
1996  336.3    (3)     2      2      233.9 69.6      3.1     107.4  31.9       2.3
1995  345.4    (5)     4     (8)     229.6 66.5      2.9     102.3  29.6        .2

*Does not include converted stores until they have been operated a full twelve months after conversion.

Interest
 Interest income in Fiscal 1997 was $2.3 million while there was no interest expense for the year. In Fiscal 1996, interest income was $.7 million with interest expense less than $.1 million, and in Fiscal 1995, interest income was $.8 million while interest expense was less than $.1 million. Interest expense during these periods reflects low levels of seasonal borrowing to fund inventory purchases. The Company had no borrowings during Fiscal 1997. The increase in interest income relates to higher average balances in short - term investments. The most significant increase occurred in Fiscal 1997 as the average cash balances remained higher throughout the year as inventory levels were controlled to lower average levels and capital expenditures were less than $4 million.

Store Closing Costs
 The January 1995 announcement to close the Alex & Ivy retail chain resulted in a $41 million expense charge. The $41 million covered the estimated costs to buyout lease obligations, property and equipment write-offs, inventory writedowns and severance costs. During Fiscal 1995, the estimated costs of Alex & Ivy store closings were reduced by $6 million based primarily on favorable results of negotiated lease terminations (see Note 9 of Notes to Consolidated Financial Statements).

 There were no sales from Alex & Ivy stores during Fiscal 1997 and Fiscal 1996. Alex & Ivy sales were $14.7 million during Fiscal 1995. Excluding costs or credits relating to the closure, operating results for Fiscal 1995 were break-even. All 58 of the chain's existing stores were closed during Fiscal 1995. The Company does not expect to incur any additional costs in connection with this operation.

Income Taxes
 The Company provided $2.9 million for income taxes in Fiscal 1997 and $8.0 million in Fiscal 1995 while reflecting a benefit of $1.6 million for Fiscal 1996. The effective tax rate was 39.3%, (35.6)% and 39.3% in Fiscal 1997, Fiscal 1996 and Fiscal 1995, respectively. The lower rate in Fiscal 1996 was primarily attributable to realizing an operating loss without reflecting a corresponding state tax benefit.

Liquidity and Capital Resources
 The primary sources of liquidity and capital resources are cash flows from operations and bank lines of credit. Bank borrowings are available to fund seasonal inventory purchases. In addition, the bank credit lines are used for overseas merchandise purchases. Unsecured bank lines aggregate $40 million, of which $30 million are committed under revolving credit agreements expiring April 14, 1998. These lines are expected to be renewed with existing banks.

Fiscal 1997
 At January 31, 1998, cash and short - term investments were $56.1 million, a decrease of $7.0 million from February 1, 1997. Net cash used by operations was $4.1 million. Cash was used primarily for the increase in inventories of $16.8 million and decreases in accounts payable and accrued expenses of $5.5 million. These were partially offset by net income of $4.5 million which included non-cash depreciation and amortization totaling $9.9 million. The increase in inventory is the result of a decision to change the timing of the Fiscal 1998 Spring I marketing period and to add a Spring gift catalogue which resulted in product arriving earlier than last year as well as not meeting sales plans during Fiscal 1997. While the dollar value of the inventory is somewhat above ideal, the mix of the inventory is good. The Company expects to gradually reduce current inventories through reduced ordering and does not expect any significant adverse impact on future operations.

 Capital expenditures totaled $3.9 million and included the costs of two new stores, five store conversions and routine purchases of machinery and equipment. The capital expenditure program for Fiscal 1998 is planned at approximately $20 million and includes 15 to 20 store openings and 20 conversions. The new stores and conversions will be in a new design which includes customer-friendly merchandise displays and updated styling. The Company also intends to retrofit a number of its existing larger format stores with certain of the more successful elements of the new design. Generally, a new or converted store is profitable in its first full year of operations. The Company believes that its current cash position, cash flows from operations and borrowings available under bank credit lines will be sufficient to fund current operations and its capital expenditure program.

Fiscal 1996
 Cash and short-term investments were $63.1 million at February 1, 1997, an increase of $39.1 million over the prior year. Net cash provided by operations was $41.2 million. The net loss from the year was $2 million which included $11.2 million of depreciation and amortization. The remainder of the increase related primarily to the $18.7 million reduction in inventory levels as well as the receipt of income tax refunds and deposits totaling $10.5 million during the period. The decrease in inventory levels was the result of the Company's achieving its foremost objective of correcting its inventory position during the year.

 Capital expenditures were $4.4 million for the year due primarily to opening nine new Bombay stores and converting three stores to the large format.

Fiscal 1995
 Cash and short-term investments were $24.1 million at February 3, 1996, a decrease of $6.6 million over the prior comparable period. Net cash used by operations was $4.1 million. Net income was $12.4 million which included $6 million relating to the noncash adjustment to the Alex & Ivy closing reserve. Other components of cash used by operations included a $15 million increase in inventory levels offset by other net sources of cash totaling $4.5 million. The increase in inventory levels was the result of timing of shipments as well as lower than expected sales volumes during the year.

 Capital expenditures were $5.9 million during Fiscal 1995 due primarily to opening 11 new Bombay stores and the conversion of 10 existing stores to the large format.

Year 2000 Conversion
 The Company recognizes the need to ensure that it will be prepared for Year 2000 software issues. It has evaluated internal systems and programs and has identified those which it believes are not currently compliant. Certain solutions are being developed through programming while other systems will be upgraded or replaced. Incremental costs are not expected to be significant as most of the work will be performed through the redirection of existing internal programming resources. Purchased software packages are capitalized and amortized over their useful lives while programming and other costs associated with the Year 2000 conversion are being expensed as incurred. The major components of the conversion are expected to be completed by the middle of 1999; however, there will be additional refinements that will continue for the remainder of the year. The Company is also communicating with vendors, financial institutions and others with which it does business to coordinate Year 2000 conversion issues. There can be no assurance that the systems of other companies and agencies on which the Company relies will be timely converted or that such failure to convert by another entity would not have an adverse impact on the Company's operations.

Consolidated Statements of Operations
The Bombay Company, Inc. and Subsidiaries
(In thousands, except per share amounts)
                                                                      Year Ended

                                                           January 31 February 1  February 3
                                                              1998       1997        1996
                                                             ______    _______   _______
Net sales..................................................  $ 332,577 $ 336,303  $ 345,399
                                                          ____________________________________

Costs and expenses:
  Cost of sales, buying and store occupancy costs .........   229,927  233,903     229,562
  Selling, general and administrative expenses (Note 8)....   97,663   107,420     102,259
  Interest income, net.....................................   (2,349)     (607)       (828)
  Operations realignment credit (Note 9)...................        _         _      (6,000)
                                                          ____________________________________
                                                             325,241   340,716     324,993
<F8>
<F9>
                                                          ____________________________________

Income (loss) before income taxes and accounting change....    7,336    (4,413)     20,406
Provision (benefit) for income taxes.......................    2,886    (1,573)      8,013
                                                          ____________________________________
Income (loss) before accounting change.....................    4,450    (2,840)     12,393
Cumulative effect of accounting change, net of tax (Note 1)        _       835           _
<F1>
                                                          __________________________________

  Net income (loss)........................................  $ 4,450   $(2,005)     12,393
                                                          ____________________________________
                                                          ____________________________________

Basic earnings per share:
  Income (loss) before accounting change...................     $.12     $(.07)     $.33
  Cumulative effect of accounting change, net of tax (Note 1)      _       .02         _
<F1>
                                                              ________ _________ _________
  Net income (loss)........................................     $.12    $(.05)      $.33
                                                              ________ _________ _________
                                                              ________ _________ _________
Diluted earnings per share:
  Income (loss) before accounting change...................     $.12     $(.07)     $.33
  Cumulative effect of accounting change, net of tax (Note 1)      _       .02         _
<F1>
                                                              ________ _________ _________
  Net income (loss)........................................     $.12    $(.05)      $.33
                                                              ________ _________ _________
                                                              ________ _________ _________
Average common shares outstanding..........................     38,066  37,680    37,115
                                                            ________________________________
                                                            ________________________________
Average common shares outstanding and dilutive potential
common shares..............................................     38,095  37,883    37,545
                                                            ________________________________
                                                            ________________________________

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
The Bombay Company, Inc. and Subsidiaries
(In thousands, except shares)



                                                                 January 31    February 1
                                                                    1998          1997
                                                                ___________   ___________
Assets
Current assets:
  Cash and cash equivalents (short - term investments
  of $50,538 and $57,810, respectively)........................... $56,110       $63,130
  Inventories, at lower of cost or market.........................  85,861        69,816
  Deferred taxes..................................................   3,400         3,429
  Other current assets............................................   3,742         8,325
                                                                 ___________  ____________
   Total current assets........................................... 149,113       144,700
                                                                 ___________  ____________
Property and equipment, at cost:
  Land............................................................     993          993
  Building........................................................   5,198        5,196
  Leasehold improvements..........................................  62,122       62,442
  Furniture and equipment.........................................  20,811       20,536
                                                                 ___________  ____________
                                                                    89,124       89,167
  Accumulated depreciation........................................ (52,371)     (47,956)
                                                                 ___________  ____________
                                                                    36,753       41,211
                                                                 ___________  ____________
Deferred taxes and other assets...................................   9,056        8,883
Goodwill, less amortization of $494 and $465, respectively........     540          569
                                                                 ___________  ____________
                                                                    $195,462     $195,363
                                                                 ___________  ____________
                                                                 ___________  ____________


Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable and accrued expenses...........................   $23,019       $27,675
  Accrued payroll and bonuses.....................................     4,390         5,008
  Gift certificates redeemable....................................     3,008         2,377
                                                                 ___________  ____________
   Total current liabilities......................................    30,417        35,060
                                                                 ___________  ____________

Accrued rent and other liabilities................................     6,807         6,370
                                                                 ___________  ____________

Stockholders' equity:
  Preferred stock, $1 par value, 1,000,000 shares authorized......      __             __
  Common stock, $1 par value, 50,000,000 shares
  authorized, 38,114,187 and 37,997,676 shares issued, respectively    38,114        37,998
  Additional paid-in capital......................................     75,904        75,465
  Retained earnings...............................................     45,423        40,973
  Cumulative effect of foreign currency translation...............     (1,203)         (503)
                                                                 ___________  ____________
   Total stockholders' equity.....................................    158,238       153,933
                                                                 ___________  ____________


Commitments and Contingencies (Note 4)
<F4>

                                                                     $195,462     $195,363

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
The Bombay Company, Inc. and Subsidiaries
(In thousands)

                                                                     Year Ended
                                                    ____________________________________________
                                                         January 31  February 1   February 3
                                                            1998        1997         1996

Cash flows from operating activities:
 Net income (loss)                                       $  4,450   $ (2,005)      $12,393
 Adjustments to reconcile net income (loss) to net
  cash from operations:
   Depreciation and amortization                            9,859      11,203       11,878
   Operations realignment and management
     severance costs (credit) (Notes 8 and 9)                 800       4,200       (6,000)
   Deferred taxes and other                                 (104)       (394)        7,636
   Noncash contributions to employee benefit plans             18       1,667        1,671
 Change in assets and liabilities:
   (Increase) decrease in inventories                    (16,818)      18,714      (14,958)
   (Increase) decrease in other current assets              4,412       9,268       (5,958)
   Decrease in accounts payable and accrued expenses      (5,626)     (3,919)      (11,272)
   Increase (decrease) in accrued payroll and bonuses       (567)       1,925         (891)
   (Increase) decrease in noncurrent assets               (1,001)         548         (215)
   Increase (decrease) in noncurrent liabilities              496        (56)        1,605
                                                       ______________________________________________
<F8>
<F9>
   Net cash provided (used) by operations                 (4,081)      41,151       (4,111)
                                                       ______________________________________________
Cash flows from investing activities:
 Purchases of property, equipment and other               (3,945)     (4,432)       (5,898)
 Proceeds from sale of property and equipment                 234         519          374
                                                       ______________________________________________

   Net cash used by investing activities                  (3,711)     (3,913)       (5,524)
                                                       ______________________________________________

Cash flows from financing activities:
 Sale of stock to employee benefit plans                      273         696          823
 Exercise of stock options                                    266       1,138        2,287
                                                       ______________________________________________
   Net cash provided by financing activities                  539       1,834        3,110
                                                       ______________________________________________
Effect of exchange rate change on cash                        233        (21)          (66)
                                                       ______________________________________________
Net increase (decrease) in cash and cash equivalents      (7,020)      39,051       (6,591)
Cash and cash equivalents at beginning of year             63,130      24,079       30,670
                                                       ______________________________________________
Cash and cash equivalents at end of year                  $56,110     $63,130      $24,079
                                                       ______________________________________________
                                                       ______________________________________________
Supplemental disclosures of cash flow information:
   Interest paid                                         $      _     $     46    $     67
   Income taxes paid (refunded)                          $  1,791     $ (9,536)   $  7,458

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Stockholders' Equity
The Bombay Company, Inc. and Subsidiaries
(In thousands, except shares)


                                                    Additional               Currency
                                   Common Stock      Paid-In     Retained  Translation
                               ____________________
                                 Shares     Amount   Capital     Earnings    Effects
                               __________  ____________________ _________   __________

Balance, January 28, 1995.....36,649,966    $36,650   $68,433    $30,585       $(858)
Shares contributed or sold to
 employee benefit plans.......   282,400        282     1,956         __          __
Exercise of stock options.....   429,661        430     2,392         __          __
Foreign currency translation
adjustments...................         _          _         _          -         205
Net income....................         _          _         _     12,393           _
                              __________      _______   _______    _______      _______
Balance, February 3, 1996.....37,362,027      37,362    72,781     42,978        (653)

Shares contributed or sold to
 employee benefit plans.......   275,865        276     1,531         _            _
Exercise of stock options.....   359,784        360     1,153         _            _
Foreign currency translation
adjustments...................         _          _        _          _          150
Net loss......................         _          _        _      (2,005)          _
                              __________     _______  _______    _______     _______

Balance, February 1, 1997.....37,997,676     37,998    75,465     40,973       (503)
Shares contributed or sold to
 employee benefit plans.......    61,880       62         223          _          _
Exercise of stock options.....    54,631       54         216          _          _
Foreign currency translation
adjustments...................         _        _           _          _       (700)
Net income....................         _        _           _      4,450          _
                              __________   _______    _______     _______    _______

Balance, January 31, 1998.....38,114,187    $38,114   $75,904    $45,423    $(1,203)
                              __________   _______    _______    _______     _______
                              __________   _______    _______    _______     _______

The accompanying notes are an integral part of these consolidated financial statements.


Notes to Consolidated Financial Statements

<F1>
Note 1 - Statement of Accounting Policies
______________________________________________________________

Basis of Presentation
 The consolidated financial statements include the accounts of the Company and its wholly - owned subsidiaries. All significant intercompany transactions, balances and profits have been eliminated. The Company has a retail (52 - 53 week) fiscal year which ends on the Saturday nearest January 31. The periods ended January 31, 1998 ("Fiscal 1997") and February 1, 1997 ("Fiscal 1996") represent 52 weeks. The period ended February 3, 1996 ("Fiscal 1995") represents 53 weeks.

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

Cash and Cash Equivalents
 Cash in stores, deposits in banks and short-term investments with original maturities of three months or less are considered as cash and cash equivalents for the purposes of the financial statements. Short - term investments are recorded at the lower of cost or fair market value.

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

Property and Equipment
 Property and equipment are depreciated over the estimated useful lives of the assets using the straight - line method over the lives shown:

   Building............                      Forty years
   Furniture and equipment                   Two to ten years
   Leasehold improvements                    The lesser of the life
                                             of the lease or asset

 Maintenance and repairs are charged to expense as incurred. Renewals and betterments which materially prolong the useful lives of the assets are capitalized. The cost and related accumulated depreciation of property retired or sold are removed from the accounts, and gains or losses are recognized in the statement of operations.



Advertising Costs
 Advertising costs are expensed the first time the advertising takes place. During Fiscal 1997, Fiscal 1996 and Fiscal 1995, advertising expense was $20,096,000, $19,887,000 and $22,859,000, respectively.

Goodwill
 Goodwill recorded in association with acquisitions accounted for using the purchase method is amortized using the straight - line method over the estimated useful life of 40 years. The amortization policy is reviewed annually and impairments, if any, would be recognized if the expected future undiscounted operating cash flows derived from such assets are less than their carrying value.

Income Taxes
 The Company uses the liability method of computing deferred income taxes on all material temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company assesses realizability of deferred tax assets and, if necessary, a valuation allowance is provided.

Earnings per Share
 In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("FAS 128"), which superceded Accounting Principles Board Opinion No. 15. FAS 128 requires presentation of basic and diluted earnings per share. Basic earnings per share are based upon the weighted average number of shares outstanding. Diluted earnings per share are based upon the weighted average number of shares outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options and distribution of restricted stock and deferred director compensation. The Company adopted FAS 128 in Fiscal 1997 on a retrospective basis.

 The computations for basic and diluted earnings from continuing operations per share follow (in thousands, except per share amounts):

                                   Year Ended

                      January 31   February 1   February 3
                         1998         1997        1996
Numerator:
 Income (loss) before
  accounting change     $4,450       $(2,840)     $12,393

Denominator for basic
 earnings per share:
  Average common
   shares outstanding   38,066         37,680      37,115


Denominator for diluted
 earnings per share:
  Average common
   shares outstanding   38,066         37,680      37,115
  Stock options             11            203         430
  Restricted stock          13              _           _
  Deferred director
    compensation             5              _           _

                        38,095         37,883      37,545
                       _______        _______     _______
                       _______        _______     _______
Basic earnings
per share                 $.12          $(.07)       $.33
                          ____           _____       _____
                          ____           _____       _____

Diluted earnings
per share                 $.12          $(.07)       $.33
                           _____         _____       _____
                           _____         _____       _____

Note 2 - Income Taxes
______________________________________________________________

 The components of the provision (benefit) for domestic and foreign income taxes are shown below (in thousands):

                                    Year Ended

                     January 31     February 1      February 3
                         1998          1997           1996
Income (loss) before
 income taxes and
 accounting change:
   Domestic.....     $  6,706         $(4,714)       $18,923
   Foreign......          630             301          1,483

                     $  7,336         $(4,413)       $20,406

Provision (benefit) for
 income taxes:
 Current:
   Federal......      $ 2,255         $(1,479)       $(6,929)
   Foreign......          306             500            862
   State and local        109               _         (2,200)

                        2,670            (979)        (8,267)

 Deferred (prepaid):
   Federal......          175            (476)        13,516
   Foreign......           59            (118)          (139)
   State and local        (18)              _          2,903


                          216            (594)        16,280

Income tax provision
 (benefit) before
 accounting change      2,886          (1,573)         8,013

Tax effect of
   accounting change        _             449              _
                       _______         _______      ________


Total provision
 (benefit)for income
 taxes..........       $ 2,886         $(1,124)     $  8,013
                       _______          _______     ________
                       _______          _______     ________

The effective tax rate differs from the federal statutory tax rate for the following reasons:

                                    Year Ended

                       January 31   February 1   February 3
                          1998         1997        1996
Federal statutory
tax rate                  35.0%       (35.0)%      35.0%
Increase in effective
   tax rate due to:
 Foreign income taxes      2.0         (2.5)        1.0
 State and local taxes,
   net of federal income
   tax benefit.....        1.2            _         2.2
 Other, net........        1.1          1.9         1.1
                         _____         _____       _____
   Effective tax rate     39.3%       (35.6)%      39.3%

 Deferred taxes reflect the net tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following (in thousands):



                                   Year Ended

                             January 31  February 1
                               1998        1997

Deferred tax liabilities      $(1,144)    $  (607)
                             _________    _________
Deferred tax assets:
  Depreciation                    789         464
  Accrued severance               740         877
  Store conversion costs          764       1,300
  Inventory valuation           2,323       2,296
  Accrued rent                  2,998       2,892
  Other                         2,247       1,554
                               ________    ________
                                9,861       9,383
                               -_______    -_______
  Net deferred tax assets      $8,717      $8,776
                               ________    ________
                               ________    ________

Note 3 - Debt
______________________________________________________________

 The Company has an unsecured revolving credit agreement with a group of banks aggregating $45 million at January 31, 1998 of which $30 million is committed. The credit facility is for working capital and letter of credit purposes, primarily to fund seasonal merchandise purchases, and bears interest at market rates based on prime. The credit agreement restricts dividend payments, and requires the maintenance of various financial ratios and the payment of negotiated fees. The revolving credit agreement expires April 14, 1998 and is expected to be renewed under similar terms. At January 31, 1998, there were $13,290,000 in letters of credit outstanding under the credit facility, issued principally in conjunction with overseas merchandise purchases. Interest expense and negotiated fees for Fiscal 1997, Fiscal 1996 and Fiscal 1995 totaled $182,000, $138,000 and $67,000, respectively.

<F4>
Note 4 - Commitments and Contingencies
______________________________________________________________
 Store, distribution and field office facilities are leased under operating leases expiring through 2011. The store leases are generally based upon a minimum rental plus a percentage of the store sales in excess of specified levels. Store lease terms generally require additional payments covering taxes, common area charges and certain other costs. Rental expense for Fiscal 1997, Fiscal 1996 and Fiscal 1995 totaled $39,051,000, $39,502,000 and $40,181,000, respectively.

 The minimum rental commitments for future fiscal years are as follows (in thousands):

  Fiscal
  1998.......................... $37,437
  1999..........................  36,179
  2000..........................  33,871
  2001..........................  31,615
  2002..........................  29,303
  Thereafter....................  44,372
                                 ___________
                                $212,777
                                 ___________
                                 ___________

  The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.
Note 5 - Employee Benefit Plans
______________________________________________________________

 The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan ("401(k) Plan") is open to substantially all employees who have been employed for one year and who work at least 1,000 hours per year. Under the 401(k) Plan, a participant may contribute up to 14% of earnings with the Company matching the first 5% at a rate of 75%. Contributions are paid to a corporate trustee and invested in various funds. Contributions made to participants' accounts become fully vested upon completion of two years of service. Similar benefit plans are in effect for eligible foreign employees.

 To the extent employees are unable to contribute up to 5% of their earnings to the 401(k) Plan because of limitations imposed by IRS regulations, a Supplemental Stock Program was adopted. Under this program, employee contributions in excess of IRS limitations, along with Company matching contributions, are distributed annually in the form of common stock.

 The Bombay Company, Inc. Stock Purchase Program is open to all full-time employees who have at least six months of service. Each participant may contribute 5% or 10% of qualifying compensation. Contributions are used to purchase shares of Company common stock, which are distributed annually to all participants. The participants' shares are fully vested upon purchase. The Company has temporarily suspended its match on the Stock Purchase Program.

 Total Company contributions to these plans for Fiscal 1997, Fiscal 1996 and Fiscal 1995 were $681,000, $1,667,000 and $1,665,000, respectively.

Note 6 - Common Stock and Stock Options
______________________________________________________________
 Non - employee directors are eligible to participate in the 1993 Stock Deferral Plan for Non - Employee Directors, which allows such directors the option to defer receipt of retainer payments and meeting fees which are credited to an account for such director in units equivalent to Company common stock.

 The Company has a shareholders' rights plan under which each share of Company common stock includes one Preferred Share Purchase Right ("Right") entitling the holder to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $50. The Rights, which have ten year terms expiring in 2005, are exercisable if a person or group acquires 15% or more of the common stock of the Company or announces a tender offer for 15% or more of the common stock. If a person or group acquires 15% or more of the outstanding common stock of the Company, each Right will entitle the holder to purchase, at the Right's exercise price, a number of shares of Company common stock having a market value of twice the Right's exercise price. If the Company is acquired in a merger or other business combination transaction after a person or group acquires 15% or more of the Company's common stock, each Right will entitle its holder to purchase, at the Right's exercise price, a number of shares of the acquiring company's common stock having a market value of twice the Right's exercise price. The Rights are redeemable at one cent per Right at any time before they become exercisable.

 The Bombay Company, Inc. 1986 Stock Option Plan and 1996 Long Term Incentive Stock Plan ("Employee Plans") provide for the granting of options (and other types of stock-related awards under the 1996 plan) to officers and key management employees. At January 31, 1998, the option shares reserved for the Employee Plans were 3,593,470. The option price is fixed at the market price or higher on the date of the grant. Options are generally exercisable annually at a rate of 20% per year beginning one year after the grant date. Shares available for additional grants were 2,663,618, 1,096,403 and 388,387 at January 31, 1998, February 1, 1997 and February 3, 1996, respectively.

 On March 12, 1997, the Board of Directors granted 50,000 shares each of restricted stock under the 1996 Long Term Incentive Stock Plan to two key executives. The respective shares are issuable at March 12, 2001 contingent upon the continued employment of each executive. Compensation expense of $105,000 was recognized during Fiscal 1997 in connection with the restricted stock.

 The Bombay Company, Inc. 1991 Director Stock Option Plan ("Director Plan") provides for the granting of options to members of the Board of Directors who are neither employees nor officers of the Company. At January 31, 1998, the option shares reserved for the Director Plan were 189,005. The option price is fixed at the market price on the date of the grant. The option grant, initial and annual, is currently 4,000 shares. The initial grant becomes exercisable at a rate of 20% per year beginning one year after the grant date and includes past Board service toward full vesting of the initial grant. Each additional annual grant becomes fully exercisable six months after the grant date. Shares available for additional grants were 6,946, 18,633 and 52,883 at January 31, 1998, February 1, 1997 and February 3, 1996, respectively.

 The following table includes option information for the Employee Plans and Director Plan:

                                            Number         Option Price
Stock Option Activity                       of Shares      per Share
______________________                      __________     ____________
January 28, 1995                            2,831,750     $ 2.72 - 32.58
  Options granted...                          358,620       5.75 - 10.00
  Options exercised.                         (529,677)      3.01 - 7.75
  Options canceled..                         (220,563)      6.74 - 31.42
                                           ____________
February 3, 1996....                        2,440,130       2.72 - 32.58
  Options granted...                        1,243,748       5.25 - 10.75
  Options exercised.                         (423,142)      2.72 - 7.98
  Options canceled..                       (1,048,065)      6.74 - 32.58
                                           ____________
February 1, 1997....                        2,212,671       3.01 - 25.75
  Options granted...                          644,766       3.63 - 8.38
  Options exercised.                          (75,783)      3.16 - 6.75
  Options canceled..                       (1,174,147)      3.63 - 17.94
                                           ____________
January 31, 1998....                        1,607,507       3.01 - 25.75
                                           ____________
                                           ____________

Exercisable at:
  February 3, 1996..                        1,265,455       2.72 - 32.58
                                           ____________
                                           ____________
  February 1, 1997..                          623,256       3.01 - 25.75
                                             __________
                                             __________
  January 31, 1998..                          579,233       3.01 - 25.75
                                             __________
                                             __________

  The following table summarizes stock options outstanding at January 31, 1998:

                               Outstanding                     Exercisable
                ________________________________________  _________________________
                               Weighted       Weighted                   Weighted
  Exercise                      Average        Average                   Average
   Price                       Remaining       Exercise                  Exercise
   Range         Shares          Life           Price      Shares         Price
$3.01 to 4.50    193,562          7.0           $ 4.05      102,762        $ 3.73
 4.59 to 5.50    493,291          9.3             4.78       30,156          4.70
 6.06 to 7.94    433,830          7.7             7.00      132,490          6.88
 8.25 to 9.25    319,808          7.2             9.10      178,758          9.19
10.00 to 15.88   116,571          6.3            12.85       91,507         12.48
17.94 to 25.75    50,445          5.3            20.44       43,560         20.82
               _________                                   _______
               1,607,507          7.8           $ 7.23      579,233        $ 8.85
              __________                                   _______
              __________                                   _______

 The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock - Based Compensation ("FAS 123"). Accordingly, no compensation cost has been recognized for options granted. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in Fiscal 1995 through Fiscal 1997 in accordance with the provisions of FAS 123, the Company's net income (loss) and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                Year Ended

                                    January 31     February 1      February 3
                                       1998           1997            1996
Net income (loss), as reported        $4,450        $(2,005)         $12,393
Net income (loss), pro forma           4,057         (3,443)          11,947
Basic earnings (loss) per share,
 as reported                             .12           (.05)             .33
Diluted earnings (loss) per share,
  as reported                            .12           (.05)             .33
Basic earnings (loss) per share,
 pro forma                               .11           (.09)             .32
Diluted earnings (loss) per share,
 pro forma                               .11           (.09)             .32

 The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model based upon the following assumptions:

                                                    Year Ended

                                  January 31      February 1     February 3
                                    1998            1997            1996
Expected volatility                 75.0%           78.6%           78.6%
Expected life years                    6               6               6
Expected dividends                     _               _               _
Risk-free interest rate             5.82 - 7.14%    5.85 - 6.78%    5.44 - 7.12%

The weighted average fair value of options granted during Fiscal 1997, Fiscal 1996 and Fiscal 1995 was $3.37, $4.96 and $6.66, respectively.

 The exercise of non - qualified stock options in Fiscal 1997, Fiscal 1996 and Fiscal 1995 resulted in income tax benefits of $47,000, $558,000 and $832,000, respectively, which were credited to additional paid - in capital. The income tax benefits are the tax effect of the difference between the market price on the date of exercise and the option price.

<F7>
Note 7 - Geographic Areas
______________________________________________________________

 The Company operates in one industry segment, specialty retailing. Substantially all revenues result from the sale of home furnishings and accessories through retail stores in the United States and Canada. Operating profit by geographic area is total revenue less operating expenses. Area operating expenses exclude interest income, net of interest expense, and income taxes. Identifiable assets by area are those assets used in the area's operations, including intangibles.

 The following table shows net sales, operating profit (loss) and other financial information by geographic area (in thousands):

                                                          Year Ended

                                             January 31    February 1   February 3
                                                1998          1997         1996
Net sales:
 United States...                             $294,308      $298,137      $309,433
 Canada .........                               38,269        38,166        35,966

   Total                                      $332,577      $336,303      $345,399

Operating profit (loss):
 United States:
   Operations                                   $2,462       $(7,199)       $9,409
   Store closing costs                               _             _         6,000
 Canada..........                                2,525         2,179         4,169
 Interest income, net                            2,349           607           828

   Income (loss) before
     income taxes and
     accounting change.                         $7,336       $(4,413)      $20,406

Identifiable assets:
 United States                                $180,127      $180,209       $173,803
 Canada .........                               15,111        15,154         16,893

   Total                                      $195,238      $195,363       $190,696


Depreciation and amortization:
 United States                                  $9,078       $10,362        $11,030
 Canada .........                                  781           841            848

   Total                                        $9,859       $11,203        $11,878



Capital expenditures:
 United States                                  $3,591        $3,820         $4,958
 Canada..........                                  354           612            940

   Total                                        $3,945        $4,432         $5,898




<F8>
Note 8 - Management Changes
______________________________________________________________

 On October 3, 1997, the Company announced the departure of its Executive Vice President and Chief Financial Officer. In accordance with a severance and non competition agreement, a one time pre-tax charge of $800,000, equivalent to $.01 per share after tax, was recorded during the quarter ended November 1, 1997. As of January 31, 1998, $84,000 of the $800,000 had been paid.

 On September 5, 1996, the Company announced the termination of its President and Chief Executive Officer and its Executive Vice President of Merchandising and Marketing. In accordance with severance and non competition agreements, a one time pre-tax charge of $4.2 million, equivalent to $.07 per share after tax, was recorded during the quarter ended November 2, 1996. As of January 31, 1998 and February 1, 1997, $3,406,000 and $1,970,000, respectively, of the $4.2 million had been paid.

<F9>
Note 9 - Operations Realignment Costs
______________________________________________________________

 On January 12, 1995, the Board of Directors approved the establishment of $50 million in pre - tax reserves, equal to $.80 per share after tax, for the closing of the Company's Alex & Ivy chain of retail stores, inventory writedowns and streamlining divisional and corporate structure. The components of the $50 million are $41 million representing the estimated costs of closing the Alex & Ivy chain, $5 million for inventory writedowns to reposition Bombay merchandise lines and sell off discontinued items, and $4 million representing estimated costs, principally severance, to streamline operations, including the consolidation of divisional and corporate overheads. During Fiscal 1995, $6 million of the original reserve was reversed based primarily upon favorable results of negotiated lease terminations, thereby reflecting lower costs than originally projected. All Alex & Ivy stores were closed as of May 10, 1995 and all store lease termination agreements were fully executed as of July 29, 1995. Approximately 880 full and part-time employees were affected by the closing of the Alex & Ivy chain. Alex & Ivy sales were $14,729,000 for Fiscal 1995. Excluding costs or credits relating to the closure of the division, operating results were breakeven in Fiscal 1995.

 The following table sets forth the components of the reserve to close Alex & Ivy stores:

                                       Lease          Asset        Employee
                                     Obligations    Writedowns    Separations   Total
                                     _____________  ___________    ____________ _____
                                                         (In thousands)
Charge to expense                      $19,475        $20,075        $1,450     $41,000
Activity ....                                _           (928)         (101)     (1,029)
                                     _____________  ___________    ____________ ________
Balance
 January 28, 1995                       19,475         19,147         1,349      39,971
Activity.....                          (14,849)       (18,195)         (927)    (33,971)
Reversal.....                           (4,626)          (952)         (422)     (6,000)
                                     _____________  ___________    ____________ _________
Balance
 February 3, 1996                         $  _          $   _         $   _       $   _
                                     _____________  ___________    ____________   ________-


Note 10 - Store Conversion Costs
______________________________________________________________

 On February 18, 1993, the Board of Directors approved a plan to convert substantially all existing Bombay stores to a large format. In the quarter ended March 28, 1993, a charge of $13 million was recorded, principally relating to the noncash cost of writing off the remaining book value of leasehold improvements at the time Bombay stores are converted. The reserve balance at January 31, 1998 and February 1, 1997 totaled $2,239,000 and $3,640,000, respectively.

<AUDIT-REPORT>
Independent Accountants' Report

To the Board of Directors and Stockholders of The Bombay Company, Inc.

 In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Bombay Company, Inc. and its subsidiaries at January 31, 1998 and February 1, 1997, and the results of their operations and their cash flows for the three years ended January 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

 As discussed in Note 1 to the financial statements, the Company changed its method of accounting for inventory during the year ended February 1, 1997.

March 11, 1998
Fort Worth, Texas
</AUDIT-REPORT>

<F2>

Unaudited Quarterly Financial Data
The Bombay Company, Inc. and Subsidiaries
(In thousands, except per share amounts)

Unaudited quarterly financial data for the quarters ended:
                                                       January 31   November 1  August 2   May 3
                                                         1998         1997       1997       1997


Net sales............................................   $125,274     $71,329    $68,743   $67,231
Gross profit.........................................     47,204      20,966     19,648    14,832
Net income (loss)....................................     11,971      (1,901)(1)   (995)   (4,625)
Basic earnings (loss) per share......................        .31        (.05)(1)   (.03)     (.12)
Diluted earnings (loss) per share....................        .31        (.05)(1)   (.03)     (.12)


                                                      February 1   November 2   August 3     May 4
                                                         1997        1996        1996        1996

Net sales............................................  $124,202     $72,816     $71,203     $68,082
Gross profit.........................................    45,253      19,335      19,340      18,472
Income (loss) before accounting change...............     8,890      (6,147)(2)  (2,308)     (3,275)
Cumulative effect of accounting change, net of tax...         _           _           _         835
Net income (loss)....................................     8,890      (6,147)(2)  (2,308)     (2,440)

Basic earnings per share:
  Income (loss) before accounting change.............       .23        (.16)(2)    (.06)       (.08)
  Cumulative effect of accounting change, net of tax.         _           _           _         .02
  Net income (loss)..................................       .23        (.16)(2)    (.06)       (.06)

Diluted earnings per share:
  Income (loss) before accounting change.............       .23        (.16)(2)    (.06)       (.08)
  Cumulative effect of accounting change, net of tax.         _           _           _         .02
  Net income (loss)..................................       .23        (.16)(2)    (.06)       (.06)

(1)Includes a pre-tax charge of $800,000, equivalent to $.01 per share after tax, relating to change in management.
(2)Includes a pre-tax charge of $4,200,000, equivalent to $.07 per share after tax, relating to change in management.


Price Range of Common Stock
Quoted by quarter for the fiscal periods ended:

January 31, 1998               High   Low          February 1, 1997           High    Low
__________________            ______ ______        __________________        ______ _______
First........................ $5.38  $3.25         First.....................$11.88  $4.88
Second.......................  6.38   3.63         Second....................11.38    4.63
Third........................  9.00   5.56         Third..................... 7.25    5.00
Fourth.......................  6.13   4.00         Fourth.................... 5.50    4.38