Form 10-K, Exhibit 13
period 1999-01-30
BOMBAY COMPANY INC
filed 1999-04-29
CIK 96287

<F3>

    Selected Financial Data
    The Bombay Company, Inc. and Subsidiaries

                                                                    Year Ended                     Seven Months       Year
                                                  -----------------------------------------------      Ended          Ended
                                                  January 30   January 31  February 1  February 3    January 28      July 3
                                                     1999         1998        1997        1996          1995           1994
 Financial Data:
        Net sales(1)                                $356,715   $332,577    $336,303     $345,399      $241,465       $317,452
        Net sales increase (decrease)                     7%       (1)%       2% (4)       --% (4)         23%            37%
        Same store sales increase (decrease)              6%         --       2% (4)      (9)% (4)        (1)%            11%
        Income (loss) from continuing
         operations:(1)
           Before accounting change                   $4,010     $4,450    $(2,840)     $12,393 (2)   $(14,714) (2)  $22,895
           Cumulative effect of accounting change         --         --         835          --            --          --
           Net income (loss)                           4,010      4,450     (2,005)      12,393 (2)    (14,714) (2)   22,895
        Basic earnings per share:
           Income (loss) before accounting change        .11        .12        (.07)        .33 (2)       (.39) (2)      .63
           Cumulative effect of accounting change         --         --         .02          --            --             --
           Net income (loss)                             .11        .12        (.05)        .33 (2)       (.39) (2)      .63
        Diluted earnings per share:
           Income (loss) before accounting change        .11        .12        (.07)        .33 (2)       (.39) (2)      .60
           Cumulative effect of accounting change         --         --         .02          --             --            --
           Net income (loss)                             .11        .12        (.05)        .33 (2)       (.39) (2)      .60
        Total assets(1)                              193,519    195,462      195,363      190,696       189,747       180,548
        Stockholders' equity(1)                      156,143    158,238      153,933      152,468       134,810       147,006
        Return on assets                                2.1%       2.3%       (1.0)%        6.5%           N/C (3)      14.4%
        Return on equity                                2.6%       2.9%       (1.3)%        8.6%           N/C (3)      17.4%

     Operating Data:
        Average sales per store open for full           $873       $796         $784       $765 (4)      $773 (4)       $699
          fiscal period(1)
        Average sales per square foot                   $278       $263         $262       $263 (4)      $304 (4)       $323
        Number of stores:
           Beginning of year                             415        427         434          486            447          383
           Opened                                         15          2           9           11             40           71
           Closed                                         18         14          16           63              1            7
           End of year                                   412        415         427          434            486          447
        Store composition:
           Bombay - Regular                              161        187         203          216            230          268
           Bombay - Large format                         251        228         224          218            198          141
           Alex & Ivy                                     --         --          --           --             58           38
        Retail square footage: (1)
           Bombay - Regular                              303        333         358          371            396          457
           Bombay - Large format                         989        910         902          885            810          565
           Alex & Ivy                                     --         --          --           --            202          126
           Total                                       1,292      1,243       1,260        1,256          1,408        1,148

     The Company has paid no cash dividends during the periods presented.

     (1) In thousands.
     (2)Includes pre-tax operations realignment costs of $50,000,000, equivalent to $.80 per share in the Seven
        Month Period, and credit of $6,000,000, equivalent to $.10 per share in Fiscal 1995.
     (3)Not comparable due to Seven Month Period.
     (4)Excludes the closed Alex & Ivy division; comparatives are based on twelve month periods.


<F2>

                                             PRICE RANGE OF COMMON STOCK
                                             Quoted by quarter for the fiscal periods ended:

     January 30, 1999                  High  Low   January 31, 1998             High  Low
     First                            $5.94 $4.19  First                       $5.38 $3.25
     Second                            5.94  3.75  Second                       6.38  3.63
     Third                             6.75  4.13  Third                        9.00  5.56
     Fourth                            5.88  4.31  Fourth                       6.13  4.00

<AUDIT-REPORT>
     INDEPENDENT ACCOUNTANTS' REPORT
     To the Board of Directors and Stockholders of The Bombay Company, Inc.

       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Bombay Company, Inc. and its subsidiaries at January 30, 1999 and January 31, 1998, and the results of their operations and their cash flows for the three years ended January 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

       As discussed in Note 1 to the financial statements, the Company changed its method of accounting for inventory during the year ended February 1, 1997.


     PRICEWATERHOUSECOOPERS LLP

     March 11, 1999
     Fort Worth, Texas
</AUDIT-REPORT>

<F6>
     MANAGEMENT'S DISCUSSION AND ANALYSIS

     General
          The Bombay Company, Inc. ("Company") is a specialty retailer which markets traditional and classic furniture, prints and accessories through its 412 locations of The Bombay Company ("Bombay") retail stores in 42 states in the United States and nine
     Canadian provinces, through mail order and over the internet at www.bombayco.com.

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

          See Note 1 of Notes to Consolidated Financial
     Statements for fiscal reporting periods.
<F1>

     Special Note Regarding Forward-Looking Statements
          Certain statements in this Annual Report to Shareholders under "Management's Discussion and Analysis" constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: competition; seasonality; success of operating initiatives; new product development and introduction schedules; acceptance of new product offerings; advertising and promotional efforts; adverse publicity; expansion of the store chain; availability, locations and terms of sites for store development; changes in business strategy or development plans; availability and terms of capital; labor and employee benefit costs; changes in government regulations; risks associated with international business; regional weather conditions and the effects of Year 2000 issues.

     Net Sales
          During Fiscal 1998, the Company recorded net sales of $356.7 million, an increase of $24.1 million or 7%, over net sales of $332.6 million in Fiscal 1997. The increase is due to a 6% increase in same store sales (stores in existence for one year or more) as well as opening 15 new stores during the year and converting another 16 regular stores to the larger format. These increases were partially offset by the closure of 18 underperforming stores. The same store sales increase was driven by promotional selling of old and discontinued merchandise as new management purged inventory of items that no longer were consistent with the Company's direction. From a sales mix standpoint, furniture represented 49% of the sales, accessories were 27%, wall decor (principally prints, mirrors and sconces) was 15% and lamps and other categories represented 9% of the business. In order to broaden the customer base and increase the sales per square foot in the stores, new management has focused on developing the non - furniture portion of the business which resulted in a shift in the mix toward the latter part of the year. This emphasis resulted in an 11% increase in the number of transactions this year and a 3% decline in the average ticket to $88. All regions of the United States contributed to the sales gains with relatively little variation in same store sales performance. Canadian sales were adversely impacted by the unfavorable changes in the Canadian exchange rate which resulted in their reporting flat comparable store sales for the year measured in U.S. dollars.

          In Fiscal 1997, net sales declined by $3.7 million or 1% to $332.6 million from $336.3 million in Fiscal 1996. The most significant contributor to the sales decline was the closure of 14 underperforming stores. Same store sales were flat for the year while new stores accounted for a 1% increase in sales over Fiscal 1996. The Fiscal 1997 sales mix consisted of: 49% furniture, 26% accessories, 17% wall decor and 8% lamps and other categories, essentially the same as Fiscal 1996. The average ticket sale increased by 7%; however, the number of transactions also declined by 7%. On a regional basis, Canada and the Northeastern United States reported the strongest results although the results across all regions were within a very small range.

     Cost of Sales, Buying and Store Occupancy Costs
          Cost of sales, including buying and store occupancy costs, for Fiscal 1998 was $252.9 million or 70.9% of sales. As a percentage of sales, these costs increased from 69.1% of sales in Fiscal 1997. Product margins declined 240 basis points compared to the prior year as the new management team aggressively cleared old and discontinued merchandise. The decline in product margin was partially offset by a 60 basis point improvement in buying and occupancy costs due to the relatively fixed nature of costs measured against sales increases.

          In Fiscal 1997, cost of sales, including buying and store occupancy costs, was $229.9 million or 69.1% of sales. As a percentage of sales, these costs improved from 69.6% in Fiscal 1996. Product margins improved 60 basis points compared to the prior year as inventory overstock was sold and new products were introduced. The increase in product margin was somewhat offset by a 10 basis point increase in buying and occupancy costs due to the relatively fixed nature of costs measured against sales declines.

     Selling, General and Administrative Expenses
          Selling, general and administrative expenses in Fiscal 1998 were $98.9 million, an increase of $1.2 million or 1%, compared to $97.7 million in Fiscal 1997. Although expense amounts increased, as a percentage of sales, selling, general and administrative expenses declined from 29.4% to 27.7%. Improvements were realized primarily in advertising (63 basis points), payroll and payroll related costs (40 basis points) and insurance (31 basis points) as a result of higher sales levels and continued cost control efforts.

          In Fiscal 1997, selling, general and
     administrative expenses were reduced $9.7 million to $97.7 million compared to $107.4 million in Fiscal
     1996. As a percentage of sales, expenses declined to 29.4% of sales in Fiscal 1997 from 31.9% of sales in Fiscal 1996. Excluding charges related to management changes of $.8 million in Fiscal 1997 and $4.2 million in Fiscal 1996 (see Note 7 of Notes to Consolidated
     Financial Statements), selling, general and administrative expenses were $96.9 million, or 29.1% of sales, in Fiscal 1997 compared to $103.2 million, or 30.7% of sales, in Fiscal 1996. The decrease was primarily due to lower payroll and payroll related costs (110 basis points) and lower supplies costs (20 basis points) as a result of more stringent cost control initiatives.

     Interest
          Interest income in Fiscal 1998 was $1.9 million compared to $2.3 million in Fiscal 1997. There was no interest expense in either period. The decline in interest income was due primarily to lower average cash balances as the Company increased its capital expenditures to $17.3 million during Fiscal 1998 compared to $4.0 million in Fiscal 1997. Additionally, $6.2 million of cash was utilized for repurchasing Company stock during Fiscal 1998. The decline in the cash balance was somewhat offset by higher interest rates earned during the year resulting from changes in the Company's investment mix.

          Interest income increased $1.6 million in Fiscal 1997 compared to Fiscal 1996 when interest income was $.7 million with interest expense less than $.1 million. The increase in interest income relates to higher average balances in short-term investments as inventory levels were controlled to significantly lower levels than in Fiscal 1996.

     Income Taxes
          The Company provided $2.8 million for income taxes in Fiscal 1998 and $2.9 million in Fiscal 1997 while reflecting a benefit of $1.6 million in Fiscal 1996. The effective rate was 41.0%, 39.3% and (35.6%) in Fiscal 1998, Fiscal 1997 and Fiscal 1996, respectively. Fluctuations in the effective rate are primarily related to state taxes. In Fiscal 1998 the effective state tax rate was higher, and in Fiscal 1996 the Company realized an operating loss without reflecting a corresponding state tax benefit.

     Liquidity and Capital Resources
          The primary sources of liquidity and capital resources are cash flows from operations and bank lines of credit. Bank borrowings are available to fund seasonal inventory purchases. In addition, the bank credit lines are used for overseas merchandise purchases. Unsecured bank lines aggregate $45 million, of which $30 million are committed under revolving credit agreements expiring April 13, 1999. These lines are expected to be renewed with existing banks under similar terms.

     Fiscal 1998
          At January 30, 1999, cash and short-term investments were $52.8 million, a decrease of $3.3 million from January 31, 1998. Net cash provided by operations of $19.4 million is comprised primarily of $4.0 million in net income which included non-cash depreciation and amortization totaling $10.3 million as well as a decrease in inventories of $8.8 million. The decline in inventories is primarily related to aggressive moves to clear old and discontinued merchandise. These sources of cash were partially offset by an increase in other noncurrent assets of $3.3 million related to current year software purchases as well as the acquisition of 1.2 million shares of Company stock acquired at a cost of $6.2 million under a stock buy back program approved by the Board of Directors in June 1998.

          Capital expenditures totaled $17.3 million and included the costs of 15 new stores, 16 store conversions, purchases of additional store fixtures and routine purchases of machinery and equipment. The capital expenditure program for Fiscal 1999 is planned at approximately $22 million and includes approximately 20 store openings and 15 to 20 conversions. Generally, a new or converted store is profitable in its first full year of operations. The planned Fiscal 1999 capital expenditures also include approximately $6 million for the replacement of store point of sale equipment. The Company believes that its current cash position, cash flows from operations and borrowings available under bank credit lines will be sufficient to fund current operations, stock buy back and capital expenditure programs.

     Fiscal 1997
          At January 31, 1998, cash and short-term investments were $56.1 million, a decrease of $7.0 million from February 1, 1997. Net cash used by operations was $4.1 million. Cash was used primarily for the increase in inventories of $16.8 million and decreases in accounts payable and accrued expenses of $5.6 million. These were partially offset by net income of $4.5 million which included non-cash depreciation and amortization totaling $9.9 million.

          Capital expenditures totaled $3.9 million and included the costs of two new stores, five store conversions and routine purchases of machinery and equipment.

     Year 2000 Conversion
          The Company recognizes the need to ensure that it will be prepared for Year 2000 issues and is engaged in an ongoing and comprehensive effort to mitigate such risks. While the Year 2000 impact on information technology has been addressed and remediation efforts have been in process since 1997, during Fiscal 1998 a "Y2K" team consisting of key employees representing all functional areas of the Company was developed to address all other potential areas of Year 2000 impact, investigate solutions and develop contingency plans. The overall objective of the Company's efforts to date has been to identify and remediate Year 2000 related conditions that could reasonably be expected to cause a mission critical failure if not addressed. Efforts related to this objective have focused on a review of all proprietary and third-party systems and software, as well as an analysis of the risks inherent in significant business partner and vendor relationships. The Company's Year 2000 program and associated resources are primarily directed toward ensuring that the Company will be able to effect sales, order and receive merchandise, and pay its vendors and employees.

          The Company's merchandising system was implemented in 1994 and was designed to be Year 2000 compliant; however, testing was not performed at that time to determine its readiness. An eight-tiered project, the Company's most extensive effort related to Year 2000, to identify and remediate Year 2000 issues with this software and other ancillary systems began in Summer 1997 and is scheduled for completion by Fall 1999.

          The Company is in the process of replacing the majority of its store environment software and hardware including the current proprietary point of sale system, polling and operating systems. Portions of the hardware are already Year 2000 compliant and will remain in use. The new vendor supported store environment infrastructure is currently undergoing testing and is scheduled for a complete rollout during the second and third quarters of Fiscal 1999. Those portions of the store environment systems that are affected by Year 2000 are scheduled for completion in the third quarter of Fiscal 1999.

          The existing financial accounting and reporting software has recently been upgraded by its vendor. The vendor has certified that, with this upgrade, the system is Year 2000 compliant.

          This year the Company has also implemented new payroll and human resources systems, each of which is certified by the respective vendor to be Year 2000 compliant and which replaces a non-compliant system.

          For those systems which the respective vendor has certified as Year 2000 compliant, the Company is still assessing what additional testing is needed to ensure their readiness.

          The Company is also in the process of contacting its significant business partners and vendors in an effort to identify those that will not or may not be Year 2000 compliant. They include landlords, international and domestic vendors who supply merchandise to the Company for resale, suppliers of services such as banks and financial services, data processing services, advertising services, telecommunications services and utilities. The strategy for addressing our vendors is risk based. Each functional area of the Company is currently engaged in ranking each of its vendors as "critical", "essential" or "non-essential". Surveys are being sent primarily to critical and essential vendors with exceptions made for selected non-critical vendors that may serve in a contingency role. As vendors who are unable or unwilling to provide certification of Year 2000 readiness are identified, alternatives and contingencies intended to mitigate Year 2000 risks perceived to be material will be considered.

          Primary attention is being given to the Company's overseas vendors, and purchasing agents are expected to play a major role in identifying, assessing and mitigating potential Year 2000 issues that are foreseeable. Significant emphasis in this area is vital as many of our primary vendors are concentrated in regions ofthe world that are commonly perceived to be potentially less prepared for the Year 2000.

          During the year, the Company spent approximately $1.0 million on the installation of its new payroll and human resources systems and has incurred approximately $.7 million in connection with the design and testing of its new store environment systems. The Company expects to incur an additional $6.0 million in Fiscal 1999 in connection with the implementation of the new store environment technology. In addition to the cost of purchasing and implementing compliant replacement systems, the Company incurred approximately $.4 million in Fiscal 1998 and expects to incur approximately $.8 million in Fiscal 1999 for ancillary testing and remediation of Year 2000 issues, consisting primarily of normal salaries paid to existing employees through the redirection of internal programming resources. These costs and expenditures were included in the Company's operating budget and have not had a material effect on the results of operations, liquidity or financial position. Purchased hardware, software and the costs of their implementation are capitalized and amortized over their useful lives while other costs of remediation associated with the Year 2000 conversion are being expensed as incurred.

          The Company is actively engaged in the process of developing contingency plans to address situations that may result if the Company is unable to achieve Year 2000 readiness of its critical operations. Operational and information technology functions are being identified and classified according to their degree of risk. Development of contingency plans is expected to continue through the third quarter of Fiscal 1999. There can be no assurance that the Company will be able to develop a contingency plan that will adequately address issues that may arise in Year 2000 or that the failure to develop such a plan will not have a material impact on the operations of the Company.

          Because of the pervasiveness of potential Year
     2000 impact, there can be no assurance that all associated issues have been fully identified and addressed. In fact, reliance on the technical skills of employees and independent contractors and on the representations of third parties are among the factors that could cause the Company's efforts to be less than fully effective. While it has realistically examined its exposure to Year 2000 issues and has taken steps to address those issues over which it has direct control, the Company acknowledges that there are considerable risks that are beyond its reasonable control. These risks include the potential failure of domestic and international utility companies to deliver power, of domestic and international telecommunications companies to render voice and data services, of financial institutions to process transactions or transfer funds, and of vendors to deliver merchandise ordered or to perform services required by the Company. Additionally, the Company acknowledges that it is vulnerable to the impact that Year 2000 may have on domestic and international economies to the extent that such economies may negatively impact the Company's vendors, business partners, customers or agents. Although the Company believes that it has taken appropriate and and reasonable actions to identify and mitigate risks associated with the Year 2000 issues that are within its ability to control, there can be no assurance that its efforts will be fully effective. Furthermore, there can be no assurance that the systems of other companies and agencies on which the Company relies will be timely converted or that such failure to convert by another entity would not have an adverse impact on the Company's operations.


     CONSOLIDATED STATEMENTS OF OPERATIONS
     The Bombay Company, Inc. and Subsidiaries
     (In thousands, except per share amounts)

                                                                                Year Ended
                                                                     JANUARY 30 January 31 February 1
                                                                        1999       1998       1997
     Net sales                                                         $ 356,715  $ 332,577  $ 336,303


     Costs and expenses:
       Cost of sales, buying and store occupancy costs                   252,891    229,927    233,903
       Selling, general and administrative expenses (Notes 5 and 7)       98,916     97,663    107,420
<F5>
<F7>
       Interest income, net
                                                                         (1,885)    (2,349)      (607)

                                                                         349,922    325,241    340,716

     Income (loss) before income taxes and accounting change               6,793      7,336    (4,413)
     Provision (benefit) for income taxes                                  2,783      2,886    (1,573)
     Income (loss) before accounting change                                4,010      4,450    (2,840)
     Cumulative effect of accounting change, net of tax (Note 1)              --         --        835
<F1>
       Net income (loss)                                               $   4,010   $  4,450  $ (2,005)


     Basic earnings per share:
       Income (loss) before accounting change                               $.11       $.12     $(.07)
       Cumulative effect of accounting change, net of tax (Note 1)            --         --        .02
<F1>
       Net income (loss)                                                    $.11       $.12     $(.05)


     Diluted earnings per share:
       Income (loss) before accounting change                               $.11       $.12     $(.07)
       Cumulative effect of accounting change, net of tax (Note 1)            --         --        .02
<F1>
       Net income (loss)                                                    $.11       $.12     $(.05)


     Average common shares outstanding                                    37,728     38,066     37,680


     Average common shares outstanding and dilutive potential common      37,784     38,095     37,883
     shares

     The accompanying notes are an integral part of these consolidated financial statements.


     CONSOLIDATED BALANCE SHEETS
     The Bombay Company, Inc. and Subsidiaries
     (In thousands, except shares)

                                                               January 30  January 31
                                                                   1999      1998
     Assets
     Current assets:
        Cash and cash equivalents (short-term investments of
           $47,705 and $50,538, respectively)                     $52,809  $56,110
        Inventories, at lower of cost or market                    76,659   85,861
        Other current assets                                        7,303    7,142
           Total current assets                                   136,771  149,113
     Property and equipment, at cost:
        Land                                                          993      993
        Building                                                    5,198    5,198
        Leasehold improvements                                     71,425   62,122
        Furniture and equipment                                    24,255   20,811
                                                                  101,871   89,124
        Accumulated depreciation                                  (57,459) (52,371)
                                                                   44,412   36,753
     Deferred taxes and other assets                               11,824    9,056
     Goodwill, less amortization of $522 and $494,                    512      540
     respectively
                                                                 $193,519 $195,462


     Liabilities and stockholders' equity
     Current liabilities:
        Accounts payable and accrued expenses                     $23,646  $23,019
        Accrued payroll and bonuses                                 3,214    4,390
        Gift certificates redeemable                                3,487    3,008
           Total current liabilities                               30,347   30,417

     Accrued rent and other liabilities                             7,029    6,807

     Stockholders' equity:
        Preferred stock, $1 par value, 1,000,000 shares
         authorized                                                   --       --
        Common stock, $1 par value, 50,000,000 shares
         authorized,38,149,646 and 38,114,187 shares issued,
         respectively                                              38,150   38,114
        Additional paid-in capital                                 76,044   75,904
        Retained earnings                                          49,433   45,423
        Accumulated other comprehensive income                     (1,501)  (1,203)
        Common shares in treasury, at cost,1,170,930 and
         0 shares, respectively                                    (5,983)      --

           Total stockholders' equity                             156,143  158,238

     Commitments and contingencies (Note 4)
<F4>
                                                                 $193,519 $195,462


     The accompanying notes are an integral part of these consolidated financial statements.

     CONSOLIDATED STATEMENTS OF CASH FLOWS
     The Bombay Company, Inc. and Subsidiaries
     (In thousands)
                                                                        Year Ended
                                                              January 30  January 31 February 1
                                                                 1999        1998       1997
     Cash flows from operating activities:
      Net income (loss)                                          $ 4,010    $ 4,450   $(2,005)
      Adjustments to reconcile net income (loss) to net
        cash from operations:
       Depreciation and amortization                              10,343      9,859     11,203
       Management severance costs (Note 7)                            --        800      4,200
<F7>
       Deferred taxes and other                                      936      (104)      (394)
       Noncash contributions to employee benefit plans                --         18      1,667
      Change in assets and liabilities:
       (Increase) decrease in inventories                          8,769   (16,818)     18,714
       (Increase) decrease in other current assets               (1,777)      4,412      9,268
       Increase (decrease) in accounts payable and accrued         1,194    (5,626)    (3,919)
        expenses
       Increase (decrease) in accrued payroll and bonuses        (1,163)      (567)      1,925
       (Increase) decrease in noncurrent assets                  (3,331)    (1,001)        548
       Increase (decrease) in noncurrent liabilities                 398        496       (56)


       Net cash provided (used) by operations                     19,379    (4,081)     41,151

     Cash flows from investing activities:
      Purchases of property, equipment and other                (17,307)    (3,945)    (4,432)
      Proceeds from sale of property and equipment                   403        234        519

       Net cash used by investing activities                    (16,904)    (3,711)    (3,913)

     Cash flows from financing activities:
      Purchases of treasury stock                                (6,170)         --         --
      Sale of stock to employee benefit plans                        161        273        696
      Exercise of stock options                                       38        266      1,138

       Net cash provided (used) by financing activities          (5,971)        539      1,834

     Effect of exchange rate change on cash                          195        233       (21)


     Net increase (decrease) in cash and cash equivalents        (3,301)    (7,020)     39,051
     Cash and cash equivalents at beginning of year               56,110     63,130     24,079

     Cash and cash equivalents at end of year                    $52,809    $56,110    $63,130


     Supplemental disclosures of cash flow information:
       Interest paid                                             $    --    $     -    $    46
       Income taxes paid (refunded)                              $ 2,217    $  1,791   $(9,536)

     The accompanying notes are an integral part of these consolidated financial statements.

     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
     The Bombay Company, Inc. and Subsidiaries
     (In thousands, except shares)


                                                                                                  Accumulated
                                                                            Additional              Other
                                   Common Stock           Treasury Stock      Paid-In   Retained  Comprehensive  Comprehensive
                                 Shares       Amount    Shares     Amount     Capital   Earnings     Income         Income
    Balance, February 3, 1996   37,362,027    $37,362         ---   $   ----  $72,781   $42,978         $ (653)

    Shares contributed or sold     275,865        276       -----       ----    1,531      ----            ----
      to employee benefit plans
     Exercise of stock options     359,784        360       -----       ----    1,153      ----            ----
     Net loss                        ----        ----        ----       ----     ----    (2,005)           ----     $(2,005)
     Foreign currency
      translation adjustments        -----      -----       -----       ----    -----      ----             150         150
     Comprehensive income            -----      -----       -----       ----    -----      ----            ----     $(1,855)

     Balance, February 1, 1997  37,997,676     37,998       -----       ----   75,465    40,973           (503)

     Shares contributed or
      sold to employee benefit
      plans                         61,880         62       -----       ----      223      ----            ----
     Exercise of stock options      54,631         54       -----       ----      216      ----            ----
     Net income                      -----      -----       -----       ----     ----     4,450            ----     $4,450
     Foreign currency
      translation adjustments        -----      -----       -----       ----     ----      ----           (700)       (700)
     Comprehensive income            -----      -----       -----       ----     ----      ----            ----     $3,750

     Balance, January 31, 1998  38,114,187     38,114       -----       ----   75,904    45,423         (1,203)
     Purchases of treasury           -----      -----  (1,207,200)  (6,170)       ----      ----           ----
      shares
     Shares contributed or
      sold to employee benefit
      plans                         18,321         19      15,039         77       66      ----            ----
     Exercise of stock options      15,153         15       -----       ----       38      ----            ----
     Distributions of deferred
      director fees                  1,985          2      21,231        110       36      ----            ----
     Net income                      -----      -----       -----       ----     ----     4,010            ----     $4,010
     Foreign currency
      translation adjustments        -----      -----       -----       ----     ----      ----           (298)       (298)
     Comprehensive income            -----      -----       -----       ----     ----      ----            ----     $3,712

     Balance, January 30, 1999  38,149,646    $38,150  (1,170,930)   $(5,983)   $76,044   $49,433       $(1,501)

     The accompanying notes are an integral part of these consolidated financial statements.


     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
<F1>
     Note 1 - Statement of Accounting Policies
     _______________________________________________________
     Basis of Presentation
          The consolidated financial statements include the accounts of the Company and its wholly - owned subsidiaries. All significant intercompany transactions, balances and profits have been eliminated. The Company has a retail (52 - 53 week) fiscal year which ends on the Saturday nearest January
     31. The periods ended January 30, 1999 ("Fiscal 1998"), January 31,1998 ("Fiscal 1997") and February 1, 1997 ("Fiscal 1996") represent 52 weeks.

     Use of Estimates
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates.
     Actual results could differ from those estimates.

     Foreign Currency Translation
          Fiscal year end exchange rates are used to translate assets and liabilities to U.S. dollars.
     Monthly average exchange rates are used to translate income and expenses. The cumulative effect of foreign currency translation adjustments is reported in accumulated other comprehensive income within stockholders' equity.

     Cash and Cash Equivalents
          Cash in stores, deposits in banks and short-term investments with original maturities of three months or less are considered as cash and cash equivalents for the purposes of the financial statements. Short - term investments are recorded at the lower of cost or fair market value.

     Inventories
          Inventories are primarily finished merchandise and are valued at the lower of average cost or market, cost being determined based upon the weighted average inventory method.

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

     Property and Equipment
          Property and equipment are depreciated over the estimated useful lives of the assets using the straight line method over the lives shown:

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

     Advertising Costs
          Advertising costs are expensed the first time the advertising takes place. During Fiscal 1998, Fiscal
     1997 and Fiscal 1996, advertising expense was $19,273,000, $20,096,000 and $19,887,000, respectively.

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

     Comprehensive Income
          Effective February 1, 1998, the Company adopted Statement of Financial Accounting Standards No.130, Reporting Comprehensive Income. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Such amounts are included in accumulated other comprehensive income within stockholders' equity and consist of the cumulative effect of foreign currency translation adjustments.

     Earnings per Share
          In March 1997, the Financial Accounting Standards
     Board issued Statement of Financial Accounting
     Standards No. 128, Earnings per Share ("FAS 128"), which superceded Accounting Principles Board Opinion
     No. 15. FAS 128 requires presentation of basic and diluted earnings per share. Basic earnings per share are based upon the weighted average number of shares outstanding. Diluted earnings per share are based upon the weighted average number of shares outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options and distribution of restricted stock and deferred director compensation.
     The Company adopted FAS 128 in Fiscal 1997 on a retrospective basis


          The computations for basic and diluted earnings from continuing operations per share follow (in thousands, except per share amounts):

                                                  Year Ended
                                      January 30    January 31    February 1
                                         1999          1998          1997
     Numerator:
        Income (loss) before
          accounting change             $4,010        $4,450      $(2,840)

     Denominator for basic
        earnings per share:
            Average common
             shares outstanding         37,728        38,066        37,680

     Denominator for diluted
        earnings per share:
           Average common shares
             outstanding                37,728        38,066        37,680
           Stock options                    32            11           203
           Restricted stok                   8            13             -
           Deferred director
             compensation                   16             5             -
                                        37,784        38,095        37,883

     Basic earnings per share             $.11          $.12        $(.07)

     Diluted earnings per share           $.11          $.12        $(.07)


     Note 2 - Income Taxes
     _______________________________________________________


          The components of the provision (benefit) for domestic and foreign income taxes are shown below (in thousands):


                                                     Year Ended
                                         January 30   January 31   February 1
                                            1999         1998         1997
     Income (loss) before
      income taxes and
      accounting change:
           Domestic                         $7,244       $6,706     $(4,714)
           Foreign                           (451)          630          301
                                            $6,793       $7,336     $(4,413)

     Provision (benefit) for income
     taxes:
        Current:
           Federal                          $1,789       $2,255     $(1,479)
           Foreign                            (75)          306          500
           State and local                     299          109            -
                                             2,013        2,670        (979)
        Deferred (prepaid):
           Federal                             767          175        (476)
           Foreign                            (50)           59        (118)
           State and local                      53         (18)            -
                                               770          216        (594)
     Income tax provision
       (benefit) before
       accounting change                     2,783        2,886      (1,573)

     Tax effect of accounting change             -            -          449

     Total provision (benefit) for          $2,783       $2,886     $(1,124)
     income taxes

      The effective tax rate differs from the federal statutory tax rate for the following reasons:


                                                     Year Ended
                                         January 30   January 31   February 1
                                            1999         1998         1997
     Federal statutory tax rate             35.0%        35.0%       (35.0)%
     Increase in effective tax
       rate due to:
        Foreign income taxes                  .5          2.0         (2.5)
        State and local taxes,
          net of federal income
          tax benefit                        4.0          1.2             -

        Other, net                           1.5          1.1           1.9
           Effective tax rate               41.0%        39.3%       (35.6)%

          Deferred taxes reflect the net tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following (in thousands).


                                                 January 30       January 31
                                                    1999             1998
     Deferred tax liabilities                     $(1,043)         $(1,144)
     Deferred tax assets:
        Depreciation                                1,661              789
        Accrued severance                              77              740
        Store conversion cost                         530              764
        Inventory valuation                         1,702            2,323
        Accrued rent                                3,004            2,998
        Other                                       1,840            2,247
                                                    8,814            9,861
        Net deferred tax assets                    $7,771           $8,717

     Note 3 - Debt
     _______________________________________________________

          The Company has unsecured revolving credit agreements with a group of banks aggregating $45 million at January 30, 1999 of which $30 million is committed. The credit facilities are for working capital and letter of credit purposes, primarily to fund seasonal merchandise purchases, and bear interest at market rates based on prime. The credit agreements restrict dividend payments, and require the maintenance of various financial ratios and the payment of negotiated fees. The revolving credit agreements expire April 13, 1999 and are expected to be renewed under similar terms. At January 30, 1999, there were $13,561,000 in letters of credit outstanding under the credit facilities, issued principally in conjunction with overseas merchandise purchases. Interest expense and negotiated fees for Fiscal 1998, Fiscal 1997 and Fiscal 1996 totaled $247,000, $182,000 and $138,000, respectively.

<F4>
     Note 4 - Commitments and Contingencies
     _______________________________________________________

          Store, distribution and field office facilities are leased under operating leases expiring through 2013. The store leases are generally based upon a minimum rental plus a percentage of the store sales in excess of specified levels. Store lease terms generally require additional payments covering taxes, common area charges and certain other costs. Rental expense for Fiscal 1998, Fiscal 1997 and Fiscal 1996 totaled $40,244,000, $39,051,000 and $39,502,000, respectively.

          The minimum rental commitments for future fiscal years are as follows (in thousands):


     Fiscal
     1999                             $38,373
     2000                              35,865
     2001                              33,781
     2002                              31,643
     2003                              25,745
     Thereafter                        33,194
                                     $198,601


        The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.

<F5>
     Note 5 - Employee Benefit Plans
     _______________________________________________________

          The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan ("401(k) Plan") is open to substantially all employees who have been employed for one year and who work at least 1,000 hours per year.
     Under the 401(k) Plan, a participant may contribute up to 14% of earnings with the Company matching the first
     5% at a rate of 75%. Contributions are paid to a corporate trustee and invested in various funds.
     Company matching contributions made to participants' accounts become fully vested upon completion of two years of service. Similar benefit plans are in effect for eligible foreign employees.

          To the extent employees are unable to contribute up to 5% of their earnings to the 401(k) Plan because of limitations imposed by IRS regulations, a Supplemental Stock Program was adopted. Under this program, employee contributions in excess of IRS limitations, along with Company matching contributions, are distributed annually in the form of Company common stock.

          The Bombay Company, Inc. Stock Purchase Program is open to all full-time employees who have at least six months of service. Each participant may contribute 5% or 10% of qualifying compensation. Contributions are used to purchase shares of Company common stock, which are distributed annually to all participants. The participants' shares are fully vested upon purchase. There is currently no Company match on the Stock Purchase Program.

          Total Company contributions to these plans for Fiscal 1998, Fiscal 1997 and Fiscal 1996 were $544,000,
     $681,000 and $1,667,000,  respectively.

          During Fiscal 1998, the Company modified its vacation policy in order to be more competitive with the retail industry. As a result of the change, the Company recorded a one time pre - tax credit of $700,000, equivalent to $.01 per share after tax, relating to expenses that had been accrued under the previous policy but were no longer required under the revised policy.

     Note 6 - Common Stock and Stock Options
     _______________________________________________________

          On June 17,1998, the Company announced that its Board of Directors had approved a stock buy back program with initial authorization to purchase up to $10 million of the Company's stock. The shares may be purchased from time to time, through open market purchases and privately negotiated transactions. As of January 30, 1999, 1,207,200 shares had been purchased at a cost aggregating $6,170,000 of which 36,270 had been sold to the Company's employee stock plans or used for distributions of deferred director fees.

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

          The Bombay Company, Inc. 1986 Stock Option Plan and 1996 Long Term Incentive Stock Plan ("Employee Plans") provide for the granting of options (and other types of stock-related awards under the 1996 plan) to officers and key management employees. At January 30, 1999, the option shares reserved for the Employee Plans were 4,523,299. The option price is fixed at the market price or higher on the date of the grant. Options are generally exercisable annually at a rate of 33% per year beginning one year after the grant date. Shares available for additional grants were 2,315,959, 2,663,618 and 1,096,403 at January 30, 1999, January
     31,1998 and February 1, 1997,  respectively.

          On March 12, 1997, the Board of Directors granted
     50,000 shares each of restricted stock under the 1996
     Long Term Incentive Stock Plan to two key executives. The respective shares were issuable at March 12, 2001 contingent upon the continued employment of each executive. Compensation expense of $105,000 was recognized during Fiscal 1997 in connection with the restricted stock. The expense related to each was reversed during Fiscal 1998 and the grants were canceled upon the respective departures of the excutives from the Company.

          During Fiscal 1998, restricted stock aggregating 90,000 shares was granted under the 1996 Long Term Incentive Stock Plan to three key executives. The respective shares are issuable in designated increments contingent upon continued employment of the respective executive after 12 months, 24 months and 36 months. If each of the executives remains employed by the Company under the terms of the grant, 13,000, 27,500 and 49,500 shares will be issuable during Fiscal 1999, Fiscal 2000 and Fiscal 2001, respectively. Compensation expense of $214,000 was recognized during Fiscal 1998 in connection with the restricted stock.

          The Bombay Company, Inc. 1991 Director Stock
     Option Plan ("Director Plan") provides for the granting of options to members of the Board of Directors who are neither employees nor officers of the Company. At January 30, 1999, the option shares reserved for the Director Plan were 275,005. The option price is fixed at the market price on the date of the grant. The option grant, initial and annual, is currently the lesser of 5,000 shares or $75,000 in face value. The initial grant becomes exercisable at a rate of 20% per year beginning one year after the grant date and includes past Board service toward full vesting of the initial grant. Each additional annual grant becomes fully exercisable six months after the grant date. Shares available for additional grants were 56,946, 6,946 and 18,633 at January 30, 1999, January 31,1998
     and February 1, 1997, respectively.

          The following table includes option information for the Employee Plans and Director Plan:

                                                 Number         Option Price
     Stock Option Activity                     of Shares         per Share
     February 3, 1996                               2,440,130  $2.72 - 32.58
        Options granted                             1,243,748   5.25 - 10.75
        Options exercised                           (423,142)   2.72 - 7.98
        Options canceled                          (1,048,065)   6.74 - 32.58
     February 1, 1997                               2,212,671   3.01 - 25.75
        Options granted                               644,766   3.63 - 8.38
        Options exercised                            (75,783)   3.16 - 6.75
        Options canceled                          (1,174,147)   3.63 - 17.94
     January 31, 1998                               1,607,507   3.01 - 25.75
        Options granted                             1,218,535   3.75 - 8.19
        Options exercised                            (25,569)   3.01 - 4.75
        Options canceled                            (691,329)   3.88 - 15.88
     January 30, 1999                               2,109,144   3.33 - 25.75

     Exercisable at: 1997

        February 1, 1997                              623,256   3.01 - 25.75

        January 31, 1998                              579,233   3.01 - 25.75

        January 30,1999                               640,609   3.33 - 25.75

          The following table summarizes stock options outstanding at January 30, 1999:


                               Outstanding                      Exercisable
                      -------------------------------     -----------------------
                                 Weighted    Weighted                   Weighted
        Exercise                 Average     Average                    Average
         Price                  Remaining    Exercise                   Exercise
         Range        Shares       Life       Price        Shares        Price
     $3.33 to 4.38   492,205       8.3      $ 4.22         57,293        $ 3.56
     4.50 to 4.94    507,667       8.4         4.73        134,826         4.65
     5.00 to 5.95    394,982       9.3         5.52        38,280          5.14
     6.06 to 6.94    301,858       7.4         6.74        101,778         6.74
     7.25 to 9.25    259,506       6.9         8.66        163,886         8.79
     10.00 to 25.75  152,926       5.0        15.14        144,546        15.17
                     2,109,144     8.0       $ 6.28        640,609       $ 8.35

          The Company has adopted the disclosure-only provisions of Statement of Financial Accounting
     Standards No. 123, Accounting for Stock - Based
     Compensation ("FAS 123"). Accordingly, no compensation cost has been recognized for options granted. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in Fiscal 1995 through Fiscal 1998 in accordance with the provisions of FAS 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                       Year Ended
                                          January 30   January 31   February 1
                                             1999         1998         1997
     Net income (loss), as reported          $4,010       $4,450     $(2,005)
     Net income (loss), pro forma             2,868        4,057      (3,443)
     Basic earnings (loss) per share,
        as reported                             .11          .12        (.05)
     Diluted earnings (loss) per share,
        as reported                             .11          .12        (.05)
     Basic earnings (loss) per share,
        pro forma                               .08          .11        (.09)
     Diluted earnings (loss) per share,
        pro forma                               .08          .11        (.09)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model based upon the following assumptions:

                                                      Year Ended
                                         January 30   January 31   February 1
                                            1999         1998         1997
     Expected volatility                     55.5%        75.0%        78.6%
     Expected life years                         6            6            6
     Expected dividends                          -            -            -
     Risk-free interest rate            5.0 - 6.1%   5.8 - 7.1%   5.9 - 6.8%

          The weighted average fair value of options granted during Fiscal 1998, Fiscal 1997 and Fiscal 1996 was
     $2.92, $3.37 and $4.96, respectively.

          The exercise of non - qualified stock options in Fiscal 1998, Fiscal 1997 and Fiscal 1996 resulted in income tax benefits of $17,000, $47,000 and $558,000, respectively, which were credited to additional paid - in capital. The income tax benefits are the tax effect of the difference between the market price on the date of exercise and the option price.

<F7>
     Note 7 - Management Changes
     _______________________________________________________

          On October 3, 1997, the Company announced the departure of its Executive Vice President and Chief Financial Officer. In accordance with a severance and non competition agreement, a one time pre-tax charge of $800,000, equivalent to $.01 per share after tax, was recorded during the quarter ended November 1, 1997. As of January 30,1999 and January 31,1998, $394,000 and
     $84,000, respectively, of the $800,000 had been paid.

          On September 5, 1996, the Company announced the termination of its President and Chief Executive
     Officer and its Executive Vice President of
     Merchandising and Marketing. In accordance with severance and non competition agreements, a one time pre-tax charge of $4.2 million, equivalent to $.07 per share after tax, was recorded during the quarter ended
     November 2, 1996. As of January 30,1999, January 31,
     1998 and February 1, 1997, $4,200,000, $3,406,000 and
     $1,970,000, respectively, of the $4.2 million had been paid.

<F8>
     Note 8 - Geographic Areas
     _______________________________________________________

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

          The following table shows net sales, operating profit (loss) and other financial information by geographic area (in thousands):

                                                        Year Ended
                                             January 30  January 31  February 1
                                                1999        1998        1997
     Net sales:
        United States                         $318,657    $294,308    $298,137
        Canada                                  38,058      38,269      38,166
           Total                              $356,715    $332,577    $336,303

     Operating profit (loss):
        United States                           $3,505      $2,462    $(7,199)
        Canada                                   1,403       2,525       2,179
        Interest income, net                     1,885       2,349         607
           Income (loss) before income taxes
              and accounting change
                                                $6,793      $7,336    $(4,413)

     Identifiable assets:
        United States                         $180,741    $180,351    $180,209
        Canada                                  12,778      15,111      15,154
           Total                              $193,519    $195,462    $195,363

     Depreciation and amortization:
        United States                           $9,592      $9,078     $10,362
        Canada                                     751         781         841
           Total                               $10,343      $9,859     $11,203

     Capital expenditures:
        United States                          $16,530      $3,591      $3,820
        Canada                                     777         354         612
           Total                               $17,307      $3,945      $4,432


     UNAUDITED QUARTERLY FINANCIAL DATA
     The Bombay Company, Inc. and Subsidiaries
     (In thousands, except per share amounts)

     Unaudited quarterly financial data for the quarters
     ended:
                                     January 30  October 31  August 1   May 2
                                        1999        1998       1998      1998
                                                 <C)
     Net sales                         $130,483     $75,878   $82,011   $68,343
     Gross profit                        46,693      19,737    21,685    15,709
     Net income (loss)                   11,142  (2,775) (1)    (476)   (3,881)

     Basic earnings (loss) per share        .30    (.07) (1)    (.01)     (.10)
     Diluted earnings (loss) per            .30    (.07) (1)    (.01)     (.10)
       share

                                    January 31  November 1   August 2   May 3
                                       1998        1997        1997      1997
     Net sales                        $125,274     $71,329    $68,743   $67,231
     Gross profit                       47,204      20,966     19,648    14,832
     Net income (loss)                  11,971  (1,901) (2)      (995)   (4,625)

     Basic earnings (loss) per share       .31    (.05) (2)      (.03)     (.12)
     Diluted earnings (loss) per           .31    (.05) (2)      (.03)     (.12)
       share

     (1) Includes a one time pre - tax credit of $700,000, equivalent to $.01 per share after tax, resulting from a change in vacation policy.
     (2) Includes a one time pre - tax charge of $800,000, equivalent to $.01 per share after tax, relating to a change in management.