Form 10-K, Exhibit 13
period 2000-01-29
BOMBAY COMPANY INC
filed 2000-04-12
CIK 96287

<F3>

Selected Financial Data
The Bombay Company, Inc. and Subsidiaries

                                                      Year Ended
                             --------------------------------------------------------------
                             January 29   January 30   January 31    February 1  February 3
                                2000         1999         1998         1997         1996
Financial Data:
    Net sales(1)              $390,881     $356,715     $332,577     $336,303    $345,399
    Net sales increase
         (decrease)                10%           7%         (1)%        2%(2)       0%(2)
    Same store sales increase
         (decrease)                 5%           6%          0 %        2%(2)     (9)%(2)
  Income (loss) from
    continuing operations:(1)
       Before accounting
          change                $7,342      $ 4,010      $ 4,450      $(2,840)   $12,393(3)
       Cumulative effect of
          accounting change           0            0            0          835           0
       Net income (loss)          7,342        4,010        4,450      (2,005)    12,393(3)
  Basic earnings per share:
      Income (loss) before
        accounting change           .20          .11          .12        (.07)       .33(3)
      Cumulative effect of
        accounting change             0            0            0         .02            0
      Net income (loss)             .20          .11          .12        (.05)      . 33(3)
  Diluted earnings per share:
      Income (loss) before
        accounting change           .20          .11          .12        (.07)       .33(3)
      Cumulative effect of
        accounting change             0            0            0          .02            0
  Net income (loss)                 .20          .11          .12        (.05)       .33(3)
  Total assets(1)               201,872      193,519      195,462      195,363      190,696
  Stockholders equity(1)        156,248      156,143      158,238      153,933      152,468
  Return on average assets         3.7%         2.1%         2.3%       (1.0)%         6.5%
  Return on average equity         4.7%         2.6%         2.9%       (1.3)%         8.6%

Operating Data:
   Average sales per store
    open for full fiscal
     period(1)                     $942         $873         $796         $784      $765(2)
   Average sales per square foot   $288         $278         $263         $262      $263(2)
Number of stores:
   Beginning of year                412          415          427          434         486
   Opened                            19           15            2            9          11
   Closed                            16           18           14           16          63
   End of year                      415          412          415          427         434
 Store composition:
    Regular                         145          161          187          203         216
    Large format                    270          251          228          224         218
 Retail square footage:(1)
    Regular                         288          303          333          358         371
    Large format                  1,049          989          910          902         885
    Total                         1,337        1,292        1,243        1,260       1,256

The Company has paid no cash dividends during the periods presented.

(1) In thousands.
(2) Excludes the closed Alex & Ivy division; comparatives are based on twelve month periods.
(3) Includes pre-tax credit of $6,000,000, equivalent to $.10 per share, reversal of previous operations realignment costs.

<F2>

Price Range of Common Stock
Quoted by quarter for the fiscal periods ended:

January 29, 2000      High       Low       January 30, 1999      High      Low

First                 $6.94      $3.56     First                 $5.94     $4.19
Second                 8.13       5.56     Second                 5.94      3.75
Third                  6.81       3.50     Third                  6.75      4.13
Fourth                 5.88       3.75     Fourth                 5.88      4.31

<F5>
Management's Discussion and Analysis

General
     The Bombay Company, Inc. ("Company") is a specialty retailer which markets timeless and classic furniture, prints and accessories through over 400 locations of The Bombay Company ("Bombay") retail stores in 42 states in the United States and nine Canadian provinces, through mail order and over the Internet at www.bombayco.com.

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

Net Sales
Fiscal 1999
     During Fiscal 1999, the Company recorded net sales of $390.9 million, an increase of $34.2 million or 10% over net sales of $356.7 million in Fiscal 1998. The increase is due to a 5% increase in same store sales (stores in existence for one year or more) as well as a slight increase in the number of
stores opened.   During the year, the Company opened 19 new stores and converted another 11 regular stores to the larger format store. These increases were partially offset by the closure of 16 underperforming stores, most of which were at the end of their lease lives. As a result, the number of stores increased from 412 stores as of the end of Fiscal 1998 to 415 stores as of the end of Fiscal 1999 including 270 large stores, 125 regular stores and 20 outlet stores. All stores, either new or converted, were built in the new design introduced late in Fiscal 1997. In addition, during Fiscal 1999, the Company remodeled and/or remerchandised another 30 stores in a style similar to the new store design. As of the end of Fiscal 1999, a total of 125 stores, or 30% of the chain, reflect the updated look.

     Additional fixturing has been introduced to all stores in order to assist in the presentation of the wider merchandise selection. These new fixtures have allowed the Company to increase the density of merchandise presented in our stores which helps drive incremental sales in key accessory growth categories.

     From a product mix standpoint, the sales increases are primarily related to the increased focus on accessories and impulse items, designed to attract more customers and grow the Company's customer base. While furniture is still the core of the business, the emphasis on accessories has somewhat shifted the sales mix in Fiscal 1999 compared to Fiscal 1998. In Fiscal 1999, furniture represented 45% of the sales, accessories were 32%, wall decor (principally prints, mirrors and sconces) was 15% while lamps and other categories represented 8% of the business. In Fiscal 1998, furniture represented 50% of the sales, and accessories were 28% while other categories were essentially the same as in Fiscal 1999. Consistent with the emphasis on accessories, the number of transactions increased 23% over last year and the average ticket decreased 10% to $79.

     On a regional basis, there was little variation in same store sales with the exception of the northeastern part of the U.S. which experienced a slight decline. The same store sales increase in outlets was above the Company average as more outlet specific merchandise purchases have been made. Currently, the mix of product in the outlets is approximately 60% special purchase and 40% clearance and overstock from the primary retail chain.

Fiscal 1998
  In Fiscal 1998, net sales increased by $24.1 million or 7% to $356.7 million from $332.6 million in Fiscal 1997. Sales increases were attributable to a 6% increase in same store sales as well as opening 15 new stores during the year and converting another 16 regular stores to the larger format. These increases were partially offset by the closure of 18 underperforming stores. The same store sales increase was driven by promotional selling of old and discontinued merchandise as new management purged inventory of items that no longer were consistent with the Company's direction.

   The Fiscal 1998 sales mix consisted of 50% furniture, 28% accessories, 15% wall decor and 7% lamps and other categories, essentially the same as Fiscal 1997. In order to broaden the customer base and increase the sales per square foot in the stores, new management focused on developing the non-furniture portion of the business which resulted in a shift in the mix toward the latter part of the year. This emphasis resulted in an 11% increase in the number of transactions over Fiscal 1997 and a 3% decline in the average ticket to $88.

   All regions of the United States contributed to the sales gains with relatively little variation in same store sales performance. Canadian sales were adversely impacted by the unfavorable changes in the Canadian exchange rate which resulted in their reporting flat comparable store sales for the year measured in U.S. dollars.

Cost of Sales, Buying and Store Occupancy Costs
   Cost of sales, including buying and store occupancy costs, for Fiscal 1999 was $273.5 million or 70.0% of sales. As a percentage of sales, these costs decreased from 70.9% of sales in Fiscal 1998. Product margins improved 70 basis points over the prior year primarily due to higher margins in all categories except furniture which was down slightly. Improved merchandise selection and more selective promotions were the key reasons for the improvement. Buying and occupancy costs declined to 20.2% of sales from 20.4% of sales while increasing $6.1 million. The higher costs were primarily the results of higher rents and related costs on a 3% increase in overall store square footage, and higher depreciation costs associated with the new construction, additional store fixtures and the new point of sale system. The decline in buying and occupancy as a percentage of sales is due to the relatively fixed nature of the costs measured against a higher sales base.

  In Fiscal 1998, cost of sales, including buying and store occupancy costs, was $252.9 million or 70.9% of sales. As a percentage of sales, these costs increased from 69.1% of sales in Fiscal 1997. Product margins declined 240 basis points compared to the prior year as the new management team aggressively cleared old and discontinued merchandise. The decline in product margin was partially offset by a 60 basis point improvement in buying and occupancy costs from 21.0% of sales to 20.4% of sales due to the relatively fixed nature of costs measured against sales increases.

Selling, General and Administrative Expenses
     Selling, general and administrative expenses in Fiscal 1999 were $106.3 million, an increase of $7.4 million or 8%, compared to $98.9 million in Fiscal 1998. The dollar increase resulted primarily from higher payroll and payroll related costs. Store payroll cost increases were driven by higher store pay rates in the tight labor market while performance based compensation increased due to the Company's improved operating results. Although expenses increased in dollars, as a percentage of sales, selling, general and administrative expenses declined from 27.7% to 27.2% due largely to economies of scale realized in advertising, leveraging other fixed costs against the higher sales base and continued controls over expenses.

     In Fiscal 1998, selling, general and administrative expenses increased $1.2 million to $98.9 million, compared to $97.7 million in Fiscal 1997. Although expense amounts increased, as a percentage of sales, selling, general and administrative expenses declined from 29.4% to 27.7%. Improvements were realized primarily in advertising (63 basis points), payroll and payroll related costs (40 basis points) and insurance (31 basis points) as a result of higher sales levels and continued cost control efforts.

Interest
     In Fiscal 1999, interest income was $1.1 million compared to $1.9 million in Fiscal 1998. The decline in interest income was due primarily to lower average cash balances resulting primarily from higher average inventory levels than in Fiscal 1998. In addition, $8.5 million of cash was used to repurchase Company stock during the year. In Fiscal 1999, the Company had less than $.1 million interest expense incurred on temporary seasonal borrowings used to support higher inventory levels in preparation for the Christmas sales season.

   Interest income in Fiscal 1998 was $1.9 million compared to $2.3 million in Fiscal 1997. There was no interest expense in either period. The decline in interest income was due primarily to lower average cash balances as the Company increased its capital expenditures to $20.5 million during Fiscal 1998 compared to $4.4 million in Fiscal 1997. Additionally, $6.2 million of cash was utilized under the Company's stock repurchase program. The decline in the cash balance was somewhat offset by higher interest rates earned during the year.

Income Taxes
     The Company provided income taxes of $4.8 million, $2.8 million and $2.9 million in Fiscal 1999, Fiscal 1998 and Fiscal 1997, respectively. The effective rates were 39.6%, 41.0% and 39.3% for the respective periods. Fluctuations in the effective rate are primarily related to state tax expenses which have not changed proportionately to income before income taxes.

Liquidity and Capital Resources
     The primary sources of liquidity and capital resources are cash flows from operations and bank lines of credit. Bank borrowings are available to fund seasonal inventory purchases. In addition, the bank credit lines are used for overseas merchandise purchases. Unsecured bank lines aggregate $45 million, of which $30 million are committed under revolving credit agreements expiring May 13, 2000. These lines are expected to be renewed under similar terms.

Fiscal 1999
     At January 29, 2000, cash and short-term investments were $39.2 million, a decrease of $13.6 million from January 30, 1999. The primarily uses of cash were inventory purchases, expansion of the store base and information technology upgrades as well as purchases of treasury stock. These uses were partially offset by net income including non-cash depreciation and amortization expense, and by increases in payables.

     At January 29, 2000, inventory levels were $16.2 million higher than at the same time last year. The Company does not believe that the higher levels represent a financial risk going forward. During Fiscal 1999, the Company made the decision to bring in approximately $5 million of inventory early as insurance against possible supply chain disruptions related to Year 2000 issues. Much of this product was included in inventory as of the end of the year. The increase also reflects the higher sales level and the increased focus on accessories. As of the end of the year, less than 3% of the total inventory was greater than one year old.

    Capital expenditures totaled $18.0 million and included the costs of 19 new stores and the conversion of 11 regular stores to the larger format. The 1999 capital expenditures also included approximately $6.6 million spent on the replacement of store point of sale equipment, as well as purchases of additional store fixtures and routine purchases of machinery and equipment. The capital expenditure program for Fiscal 2000 is planned at approximately $20 million and includes approximately 16 store openings and 25 conversions. Generally, a new or converted store is profitable in its first full year of operations.

     The Company also continues a stock repurchase program approved by the Board of Directors, recently extended to a total of $25.0 million. During Fiscal 1999, the Company spent $8.5 million under the program to purchase, on the open market, approximately 1.8 million shares of the Company's common stock. Through January 29, 2000, $14.7 million has been spent to acquire approximately 3.0 million shares of the Company's common stock. The Company will continue to purchase shares on the open market under this program during Fiscal 2000.

     The Company believes that its current cash position, cash flows from operations and credit line facilities will be more than sufficient to fund its current operations, capital expenditure and stock repurchase programs.

Fiscal 1998
     At January 30, 1999, cash and short-term investments were $52.8 million, a decrease of $3.3 million from January 31, 1998. Sources of cash were primarily net income including non-cash depreciation and amortization expense as well as a decrease in inventories. The decline in inventories was primarily related to aggressive moves to clear old and discontinued merchandise. These sources of cash were offset by an increase in other noncurrent assets related to software purchases, and by the acquisition of 1.2 million shares of Company stock acquired under the stock repurchase program begun in June 1998.

     Capital expenditures totaled $20.5 million and included the costs of 15 new stores, 16 store conversions, purchases of additional store fixtures and routine purchases of machinery, equipment and information technology upgrades.

Year 2000 Conversion
     The Company prepared for Year 2000 through a comprehensive effort which addressed not only information technology but also other functional areas of the Company. Remediation efforts were in process since 1997 and contingency plans continued to be developed throughout 1999. The overall objective of the Company's efforts were to identify and remediate Year 2000 related conditions that could reasonably be expected to cause a mission critical failure if not addressed. Efforts related to this objective focused on a review of all proprietary and third-party systems and software, as well as an analysis of the risks inherent in significant business partner and vendor relationships. The Company's Year 2000 program and associated resources were primarily directed toward ensuring that the Company would be able to effect sales, order and receive merchandise, and pay its vendors and employees. The Company considers its preparation and remediation efforts to have been successful, as it has experienced no significant impact to date related to Year 2000 issues.

     During Fiscal 1998, the Company spent approximately $1.0 million on the installation of its new payroll and human resources systems, each of which was certified by the respective vendor to be Year 2000 compliant and which replaced a non-compliant system. During Fiscal 1999, the Company replaced its store hardware and store operating and communications software, including the point of sale system. Total costs for the implementation of the new store environment technology totaled approximately $7.3 million in Fiscal 1998 and 1999. In addition to the cost of purchasing and implementing compliant replacement systems, the Company incurred approximately $.4 million in Fiscal 1998 and approximately $.9 million in Fiscal 1999 for ancillary testing and remediation of Year 2000 issues, consisting primarily of normal salaries paid to existing employees through the redirection of internal programming resources. These costs and expenditures were included in the Company's operating budget and have not had a material effect on the results of operations, liquidity or financial position. Purchased hardware, software and the costs of their implementation are capitalized and amortized over their useful lives while other costs of remediation associated with the Year 2000 conversion were expensed as incurred.


     The Company developed and documented contingency plans to address situations that might result if the Company was unable to achieve Year 2000 readiness of its critical operations. Although the Company has experienced no significant impact from Year 2000 issues, there can be no assurance that such issues will not arise in the future. Furthermore, there can be no assurance that contingency plans developed by the Company will adequately address issues that may arise, or that the failure to develop such a plan will not have a material impact on the operations of the Company.

New Accounting Pronouncement
     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative financial instruments including, among other things, forward currency exchange contracts. FAS 133 is effective for the Company's financial statements beginning in Fiscal 2000, and the Company is currently investigating the impact of its adoption. However, due to the Company's limited use of derivative financial instruments, adoption of FAS 133 is not expected to have a significant impact on the Company's consolidated financial position or results of operations.


<AUDIT-REPORT>
Independent Accountants' Report
To the Board of Directors and Stockholders of The Bombay Company, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The Bombay Company, Inc. and its subsidiaries at January 29, 2000 and January 30, 1999, and the results of their operations and their cash flows for the three years ended January 29, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP
March 8, 2000
Fort Worth, Texas
</AUDIT-REPORT>

Consolidated Statements of Income
The Bombay Company, Inc. and Subsidiaries
(In thousands, except per share amounts)


                                              Year Ended
                             --------------------------------------------
                             January 29       January 30       January 31
                                2000             1999             1998

Net sales                    $  390,881       $  356,715        $ 332,577
Costs and expenses:
  Cost of sales, buying and
    store occupancy costs       273,500          252,891          229,927
  Selling, general and
   administrative expenses      106,257           98,916           97,663
  Interest income, net          (1,029)          (1,885)          (2,349)

                                378,728          349,922          325,241

Income before income taxes       12,153            6,793            7,336
Provision for income taxes        4,811            2,783            2,886

   Net income                 $   7,342         $  4,010         $  4,450

Basic earnings per share           $.20             $.11             $.12
Diluted earnings per share         $.20             $.11             $.12

Average common shares
   outstanding                   36,408            37,728          38,066
Average common shares
   outstanding and dilutive
    potential common shares      36,672            37,784          38,095

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
The Bombay Company, Inc. and Subsidiaries
(In thousands, except shares)

                                                January 29     January 30
                                                    2000           1999
Assets
Current assets:
   Cash and cash equivalents (short - term
    investments of $32,584 and $47,705,
     respectively)                                $39,174       $ 52,809
   Inventories, at lower of cost or market         90,583         74,402
     Other current assets                           9,365          9,560
         Total current assets                     139,122        136,771
Property and equipment, at cost:
   Land                                               993            993
   Building                                         5,198          5,198
   Leasehold improvements                          73,896         71,425
   Furniture and equipment                         28,674         24,255
                                                  108,761        101,871
   Accumulated depreciation                      (61,217)       (57,459)
   Net property and equipment                      47,544         44,412
Deferred taxes and other assets                    14,721         11,824
Goodwill, less amortization of
       $549 and $522, respectively                    485            512
    Total assets                                $ 201,872      $ 193,519


Liabilities and stockholders' equity
Current liabilities:
     Accounts payable and accrued expenses    $   24,459        $ 21,910
     Income taxes payable                          5,192           1,736
     Accrued payroll and bonuses                   4,519           3,214
     Gift certificates redeemable                  4,184           3,487
        Total current liabilities                 38,354          30,347

Accrued rent and other liabilities                 7,270           7,029

Stockholders' equity:
    Preferred stock, $1 par value,
      1,000,000 shares authorized                     -               -
    Common stock, $1 par value,
      50,000,000 shares authorized,
        38,149,646 shares issued                  38,150          38,150
    Additional paid-in capital                    76,082          76,044
    Retained earnings                             56,775          49,433
    Accumulated other comprehensive income       (1,013)         (1,501)
    Common shares in treasury, at cost,
      2,677,236 and 1,170,930
        shares, respectively                    (13,129)         (5,983)
    Stock purchase loans                           (617)              -
        Total stockholders' equity               156,248         156,143

    Commitments and contingencies (Note 4)
<F4>
     Total liabilities and stockholders'
        equity                                  $201,872        $193,519

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
The Bombay Company, Inc. and Subsidiaries
(In thousands)

                                                             Year Ended
                                             ----------------------------------------
                                              January 29     January 30    January 31   2000           1999         1998

Cash flows from operating activities:
   Net income                                  $ 7,432        $ 4,010       $ 4,450
   Adjustments to reconcile net income to
       net cash from operations:
     Depreciation and amortization              12,661         10,343         9,859
     Management severance costs                      -              -           800
     Deferred taxes and other                     (317)           936          (86)
   Change in assets and liabilities:
     (Increase) decrease in inventories         (15,615)        8,769       (16,818)
     (Increase) decrease in other
        current assets                               38        (1,777)         4,412
     Increase (decrease) in accounts payable
        and accrued expenses                      3,081          1,593       (6,451)
     Increase (decrease) in income taxes
        payable                                   3,477          (399)           825
     Increase (decrease) in accrued payroll
        and bonuses                               1,291        (1,163)         (567)
     Increase in noncurrent assets                 (84)          (162)         (554)
     Increase in noncurrent liabilities             462            398           496

     Net cash provided (used) by operations      12,336         22,548        (3,634)

Cash flows from investing activities:
     Purchases of property, equipment
          and other                             (18,011)       (20,476)       (4,392)
     Proceeds from sale of property
          and equipment                             249            403            234

       Net cash used by investing activities    (17,762)       (20,073)       (4,158)

Cash flows from financing activities:
     Purchases of treasury stock                 (8,527)        (6,170)             -
     Sale of stock to employee benefit plans         269            161           273
     Issuance of stock purchase loans               (43)              -             -
     Exercise of stock options                       290             38           266

       Net cash provided (used) by financing
          activities                              (8,011)       (5,971)           539

Effect of exchange rate change on cash              (198)           195           233

Net decrease in cash and cash equivalents         (13,635)      (3,301)        (7,020)
Cash and cash equivalents at beginning of year      52,809       56,110         63,130

Cash and cash equivalents at end of year            39,174       52,809         56,110

Supplemental disclosures of cash flow
  information:
     Interest paid                                  $   48       $    -          $   -
     Income taxes paid                               1,490        2,217           1,791
     Non-cash financing activities:
        Distributions of deferred director fees        189          148               -
        Issuance of restricted stock                    73            -               -
        Loans issued to purchase Company stock         574            -               -

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Stockholders' Equity
The Bombay Company, Inc. and Subsidiaries
(In thousands)


                                                                                                       Accumulated
                               Common Stock        Treasury Stock   Additional     Stock                  Other
                              --------------      ----------------    Paid-In     Purchase  Retained  Comprehensive  Comprehensive
                              Shares  Amount      Shares    Amount    Capital      Loans    Earnings      Income         Income

Balance, February 1, 1997     37,998   $ 37,998        -    $     -    $ 75,465    $    -   $ 40,973     $ (503)
Shares contributed or sold
  to employee benefit plans        62       62         -          -        223          -         -          -
Exercise of stock options          54       54         -          -        216          -         -          -
Net income                          -        -         -          -          -          -      4,450         -          $ 4,450
Foreign currency
  translation adjustments           -        -         -          -          -          -         -        (700)          (700)
Comprehensive income                -        -         -          -          -          -         -           -         $ 3,750

Balance, January 31, 1998      38,114   38,114         -          -      75,904         -      45,423     (1,203)
Purchases of treasury shares        -        -     (1,207)   (6,170)          -         -          -          -
Shares contributed or sold
   to employee benefit plans       19       19         15         77         66         -          -          -
Exercise of stock options          15       15          -          -         38         -          -          -
Distributions of deferred
   director fees                    2        2         21        110         36         -          -          -
Net income                          -        -          -          -          -         -        4,010        -           $ 4,010
Foreign currency
   translation adjustments          -        -          -          -          -         -           -        (298)           (298)
Comprehensive income                -        -          -          -          -         -           -          -          $  3,712

Balance, January 30, 1999       38,150   38,150     (1,171)   (5,983)     76,044        -        49,433    (1,501)
Purchases of treasury shares        -        -      (1,777)   (8,527)         -         -           -          -
Shares contributed or sold to
   employee benefit plans           -        -          80       405        (43)       (93)         -          -
Exercise of stock options           -        -          66       336        (22)         -          -          -
Distributions of deferred
   director fees                    -        -          31       153          36         -          -          -
Distributions of
   restricted stock                 -        -          13        65           8         -          -          -
Shares sold to officers with
   stock purchase loans             -        -          81       422          59       (481)        -          -
Loans to officers for purchases
   of Company stock                 -        -           -         -           -        (43)        -          -
Net income                          -        -           -         -           -          -       7,342        -          $ 7,342
Foreign currency
   translation adjustments          -        -           -         -           -          -          -        488             488
Comprehensive income                -        -           -         -           -          -          -          -         $ 7,830

Balance, January 29, 2000      38,150   $ 38,150    (2,677)  $(13,129)   $76,082       $(617)    $56,775   $(1,013)


The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

<F1>
Note 1 - Statement of Accounting Policies
______________________________________________________________

Basis of Presentation
     The consolidated financial statements include the accounts of the Company and its wholly - owned subsidiaries. All significant intercompany transactions, balances and profits have been eliminated. The Company has a retail (52 - 53 week) fiscal year which ends on the Saturday nearest January 31. The periods ended January 29, 2000 ("Fiscal 1999"), January 30, 1999 ("Fiscal 1998") and January 31,1998 ("Fiscal 1997") represent 52 weeks. Certain prior year amounts have been reclassified to conform to current year presentation.

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

Property and Equipment
     Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method over the lives shown:

     Building                      Forty years
     Furniture and equipment       Two to ten years
     Leasehold improvements        The lesser of the life
                                      of the lease or asset

     Maintenance and repairs are charged to expense as incurred. Renewals and betterments which materially prolong the useful lives of the assets are capitalized. The cost and related accumulated depreciation of property retired or sold are removed from the accounts, and gains or losses are recognized in the statement of income.

Goodwill
     Goodwill recorded in association with acquisitions accounted for using the purchase method is amortized using the straight-line method over the estimated useful life of 40 years.

Impairment of Long-lived Assets
  Long-lived assets, including goodwill, are reviewed whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. This review is performed by comparing the expected future undiscounted net cash flows to the net book value of the assets. The amount of the impairment loss is measured as the difference between carrying value and the estimated fair value of the asset. To date, no impairment has been recognized.

Revenue Recognition
   Sales are recorded upon purchase or shipment to customers. Sales are net of returns and exclude sales tax.

Advertising Costs
     Advertising costs are expensed the first time the advertising takes place. During Fiscal 1999, Fiscal 1998 and Fiscal 1997 advertising expense was $14,645,000, $16,565,000 and $18,584,000, respectively.

Income Taxes
     The Company uses the liability method of computing deferred income taxes on all material temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company assesses realizability of deferred tax assets and, if necessary, a valuation allowance is provided.

Comprehensive Income
   Comprehensive income represents the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Such amounts are included in accumulated other comprehensive income within stockholders' equity and consist of the cumulative effect of foreign currency translation adjustments.

New Accounting Pronouncement
     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133"). FAS 133 establishes accounting and reporting standards for derivative financial instruments including, among other things, forward currency exchange contracts. FAS 133 is effective for the Company's financial statements beginning in Fiscal 2000, and the Company is currently investigating the impact of its adoption. However, due to the Company's limited use of derivative financial instruments, adoption of FAS 133 is not expected to have a significant impact on the Company's consolidated financial position or results of operations.

Earnings per Share
     Basic earnings per share are based upon the weighted average number of shares outstanding. Diluted earnings per share are based upon the weighted average number of shares outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options and distribution of restricted stock and deferred director compensation.

  The computations for basic and diluted earnings from continuing operations per share are as follows (in thousands, except per share amounts):

                                                    Year Ended
                                      ---------------------------------------
                                      January 29    January 30     January 31
                                          2000          1999           1998
Numerator:
     Net income                           $7,342        $4,010         $4,450

Denominator for basic
  earnings per share:
     Average common
        shares outstanding                 36,408        37,728        38,066

Denominator for diluted
  earnings per share:
     Average common shares
        outstanding                        36,408        37,728        38,066
     Stock options                            217            32            11
     Restricted stock                          23             8            13
     Deferred director compensation            24            16             5

                                           36,672        37,784        38,095

Basic earnings per share                     $.20          $.11          $.12
Diluted earnings per share                   $.20          $.11          $.12

Note 2 - Income Taxes
_______________________________________________________________

  The components of the provision for domestic and foreign income taxes are shown below (in thousands):

                                                       Year Ended
                                        ----------------------------------------
                                        January 29     January 30     January 31
                                           2000           1999           1998
Income (loss) before income taxes :
       Domestic                           $ 12,049        $ 7,244     $ 6,706
       Foreign                                 104          (451)         630

                                          $ 12,153        $ 6,793     $ 7,336

Provision (benefit) for income taxes:
     Current:
        Federal                            $ 4,895         $ 1,789     $ 2,255
        Foreign                               (20)            (75)         306
        State and local                        527             299         109

                                             5,402           2,013       2,670
      Deferred (prepaid):
        Federal                              (692)             767         175
        Foreign                                149            (50)          59
        State and local                       (48)              53        (18)

                                             (591)             770         216

Total provision for income taxes           $ 4,811         $ 2,783     $ 2,886


The effective tax rate differs from the federal statutory tax rate for the following reasons:


                                                         Year Ended
                                          ----------------------------------------
                                          January 29     January 30     January 31
                                              2000           1999           1998
Federal statutory tax rate                   35.0%          35.0%        35.0%

Increase in effective tax rate due to:
  Foreign income taxes                          .8             .5          2.0
  State and local taxes,net of
    federal income tax benefit                 3.0            4.0          1.2
   Other, net                                   .8            1.5          1.1

     Effective tax rate                       39.6%          41.0%       39.3%

     Deferred taxes reflect the net tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following (in thousands):

                                                   January 29      January 30
                                                       2000            1999
Deferred tax liabilities                            $(1,185)       $(1,043)
Deferred tax assets:
   Accrued rent                                        3,042          3,004
   Depreciation                                        2,697          1,661
   Inventory valuation                                 1,725          1,702
   Store conversion costs                                482            530
     Other                                             1,686          1,917

                                                       9,632          8,814

     Net deferred tax assets                         $ 8,447       $  7,771

Note 3 - Debt
______________________________________________________________

     The Company has unsecured revolving credit agreements with a group of banks aggregating $45 million at January 29, 2000 of which $30 million is committed. The credit facilities are for working capital and letter of credit purposes, primarily to fund seasonal merchandise purchases, and bear interest at market rates based on prime. The credit agreements restrict dividend payments, and require the maintenance of various financial ratios and the payment of negotiated fees. The revolving credit agreements expire May 13, 2000 and are expected to be renewed under similar terms. At January 29, 2000, there were $8,034,000 in letters of credit outstanding under the credit facilities, issued principally in conjunction with overseas merchandise purchases. Interest expense and negotiated fees for Fiscal 1999, Fiscal 1998 and Fiscal 1997 totaled $257,000, $247,000 and $182,000, respectively.

<F4>
Note 4 - Commitments and Contingencies
______________________________________________________________
     Store, distribution and field office facilities are leased under operating leases expiring through 2013. The store leases are generally based upon a minimum rental plus a percentage of the store sales in excess of specified levels. Store lease terms generally require additional payments covering taxes, common area charges and certain other costs. Rental expense for Fiscal 1999, Fiscal 1998 and Fiscal 1997 totaled $42,991,000, $40,244,000 and $39,051,000, respectively.

     The minimum rental commitments for future fiscal years are as follows (in thousands):

     Fiscal
     2000             $ 39,249
     2001               37,262
     2002               35,107
     2003               29,278
     2004               17,079
     Thereafter         35,999

                      $193,974

   The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.

Note 5 - Employee Benefit Plans
______________________________________________________________

     The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan ("401(k) Plan") is open to substantially all employees who have been employed for one year and who work at least 1,000 hours per year. Under the 401(k) Plan, a participant may contribute up to 14% of earnings with the Company matching the first 5% at a rate of 75%. Effective January 1, 2000, the Company match was changed to 100% of the initial 3% contribution, and 50% of the next 2% contributed by the participant. Contributions are paid to a corporate trustee and invested in various funds. Company matching contributions made to participants' accounts become fully vested upon completion of two years of service. Similar benefit plans are in effect for eligible foreign employees.

     To the extent employees are unable to contribute up to 5% of their earnings to the 401(k) Plan because of limitations imposed by IRS regulations, a Supplemental Stock Program was adopted. Under this program, employee contributions in excess of IRS limitations, along with Company matching contributions, are distributed annually in the form of Company common stock.

     The Bombay Company, Inc. Stock Purchase Program ("SPP") is open to all full-time employees who have at least six months of service. Each participant may contribute 5% or 10% of qualifying compensation. Contributions are used to purchase shares of Company common stock, which are distributed annually to all participants. The participants' shares are fully vested upon purchase. During Fiscal 1999, the SPP was amended to allow participants to purchase Company common stock at a discount of 15% from current market rates. Under the amended provisions, participantse shares are held by a third-party administrator until the respective participant requests a distribution.

    Total Company contributions to these plans for Fiscal 1999, Fiscal 1998 and Fiscal 1997 were $480,000, $544,000 and $681,000 respectively.

   During Fiscal 1998, the Company modified its vacation policy in order to be more competitive with the retail industry. As a result of the change, the Company recorded a one time pre-tax credit of $700,000, equivalent to $.01 per share after tax, relating to expenses that had been accrued under the previous policy but were no longer required under the revised policy.

Note 6 - Common Stock and Stock Options
_______________________________________________________________

     On June 17,1998, the Company announced that its Board of Directors had approved a stock repurchase program with initial authorization to purchase up to $10 million of the Company's stock. On August 18, 1999 and on March 8, 2000, the Board of Directors announced that it had extended this program by $5 million and $10 million, respectively. The shares may be purchased from time to time, through open market purchases and privately negotiated transactions. During Fiscal 1999 and Fiscal 1998, 1,777,416 and 1,207,200 shares, respectively, were acquired at an aggregate cost of $8,527,000 and $6,170,000, respectively. Treasury shares are used for various employee and director stock plans as the need arises.

     Non-employee directors are eligible to participate in the 1993 Stock Deferral Plan for Non-Employee Directors, which allows such directors the option to defer receipt of retainer payments and meeting fees which are credited to an account for such director in units equivalent to Company common stock.

     The Bombay Company, Inc. 1986 Stock Option Plan and 1996 Long Term Incentive Stock Plan ("Employee Plans") provide for the granting of options (and other types of stock-related awards under the 1996 plan) to officers and key management employees. At January 29, 2000, the option shares reserved for the Employee Plans were 4,969,854. The option price is fixed at the market price or higher on the date of the grant. Options are generally exercisable annually at a rate of 33% per year beginning one year after the grant date. Shares available for additional grants were 2,046,273; 2,315,959 and 2,663,618 at January 29, 2000, January 30, 1999 and January 31, 1998, respectively.

     During Fiscal 1998, restricted stock aggregating 90,000 shares was granted under the 1996 Long Term Incentive Stock Plan to three key executives. The respective shares are issuable in designated increments contingent upon continued employment of the respective executive after 12 months, 24 months and 36 months. During Fiscal 1999, 13,000 shares became vested and were issued under these grants. If each of the executives remains employed by the Company under the terms of the grant, 27,500 and 49,500 shares will be issuable during Fiscal 2000 and Fiscal 2001, respectively. Compensation expense of $174,000 and $214,000 was recognized during Fiscal 1999 and Fiscal 1998, respectively, in connection with the restricted stock.

     On March 12, 1997, the Board of Directors granted 50,000 shares each of restricted stock under the 1996 Long Term Incentive Stock Plan to two key executives. The respective shares were issuable at March 12, 2001 contingent upon the continued employment of each executive. Compensation expense of $105,000 was recognized during Fiscal 1997 in connection with the restricted stock. The expense related to each was reversed during Fiscal 1998 and the grants were canceled upon the respective departures of the executives from the Company.

    The Bombay Company, Inc. 1991 Director Stock Option Plan ("Director Plan") provides for the granting of options to members of the Board of Directors who are neither employees nor officers of the Company. At January 29, 2000, the option shares reserved for the Director Plan were 261,005. The option price is fixed at the market price on the date of the grant. The option grant, initial and annual, is currently the lesser of 5,000 shares or $75,000 in face value. The initial grant becomes exercisable at a rate of 20% per year beginning one year after the grant date. Each additional annual grant becomes fully exercisable six months after the grant date. Shares available for additional grants were 10,946; 56,946 and 6,946 at January 29, 2000, January 30, 1999 and
January 31,1998, respectively.

     The following table includes option information for the Employee Plans and Director Plan:


                                                                   Weighted
                                     Number       Option Price      Average
Stock Option Activity              of Shares       per Share     Option Price
February 1, 1997                   2,212,671    $ 3.01 - 25.75      $  8.01
   Options granted                   644,766      3.63 -  8.38         4.75
   Options exercised                (75,783)      3.16 -  6.75         4.24
   Options canceled              (1,174,147)      3.63 - 17.94         7.52

January 31, 1998                   1,607,507      3.01 - 25.75         7.23
   Options granted                 1,218,535      3.75 -  8.19         5.20
   Options exercised                (25,569)      3.01 -  4.75         3.48
   Options canceled                (691,329)      3.88 - 15.88         6.33

January 30, 1999                   2,109,144      3.33 - 25.75         6.28
   Options granted                 1,151,610      3.81 -  8.00         4.73
   Options exercised                (44,316)      4.00 -  7.25         4.84
   Options canceled                (359,053)      3.33 - 17.94         6.36

January 29, 2000                   2,857,385      3.60 - 25.75         5.67

Exercisable at:

   January 31, 1998                  579,233      3.01 - 25.75         8.85

   January 30, 1999                  640,609      3.33 - 25.75         8.35

   January 29, 2000                  827,492      3.60 - 25.75         7.15

    The following table summarizes stock options outstanding at January 29, 2000:

                Oustanding                                Exercisable
--------------------------------------------------    --------------------
                             Weighted     Weighted                Weighted
    Exercise                  Average      Average                 Average
     Price                   Remaining    Exercise                Exercise
     Range        Shares       Life         Price      Shares       Price
$ 3.60 - 3.94    680,637       8.6        $  3.80      36,237     $  3.61
  4.00 - 4.38    425,450       8.1           4.28     167,189        4.25
  4.50 - 4.94    401,541       7.5           4.74     129,448        4.71
  5.00 - 5.95    402,857       8.3           5.53     131,520        5.44
  6.00 - 6.44    409,300       9.5           6.42      13,074        6.31
  6.53 - 9.25    400,034       6.4           7.45     212,458        7.53
 10.00 -25.75    137,566       4.0          15.02     137,566       15.02

               2,857,385       7.9         $ 5.67     827,492     $  7.15

   The exercise of non-qualified stock options in Fiscal 1999, Fiscal 1998 and Fiscal 1997 resulted in income tax benefits of $25,000, $17,000 and $47,000, respectively, which were credited to additional paid-in capital. The income tax benefits are the tax effect of the difference between the market price on the date of exercise and the option price.

   The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock - Based Compensation ("FAS 123"). Accordingly, no compensation cost has been recognized for options granted. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in Fiscal 1995 through Fiscal 1999 in accordance with the provisions of FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                Year Ended
                                 -----------------------------------------
                                 January 29      January 30     January 31
                                    2000            1999           1998
Net income, as reported           $7,342           $4,010         $4,450
Net income, pro forma              5,876            2,868          4,057
Basic earnings per share,
    as reported                      .20              .11            .12
Diluted earnings per share,
    as reported                      .20              .11            .12
Basic earnings per share,
    pro forma                        .16              .08            .11
Diluted earnings per share,
     pro forma                       .16              .08            .11

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model based upon the following assumptions:


                                                 Year Ended
                                  ----------------------------------------
                                  January 29     January 30     January 31
                                     2000           1999           1998
Expected volatility                  59.4%          55.5%          75.0%
Expected life years                     5              6              6
Expected dividends                      -              -              -
Risk-free interest rate          5.3 - 6.7%     5.0 - 6.1%     5.8 - 7.1%


      The weighted average fair value of options granted during Fiscal 1999, Fiscal 1998 and Fiscal 1997 was $2.64, $2.92 and $3.37, respectively.

Note 7 - Shareholders' Rights Plan
_________________________________________________

    The Company has a shareholders' rights plan under which each share of Company common stock includes one Preferred Share Purchase Right ("Right") entitling the holder to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $50. The Rights, which have ten year terms expiring in 2005, are exercisable if a person or group acquires 15% or more of the common stock of the Company or announces a tender offer for 15% or more of the common stock. If a person or group acquires 15% or more of the outstanding common stock of the Company, each Right will entitle the holder to purchase, at the Right's exercise price, a number of shares of Company common stock having a market value of twice the Right's exercise price. If the Company is acquired in a merger or other business combination transaction after a person or group acquires 15% or more of the Company's common stock, each Right will entitle its holder to purchase, at the Right's exercise price, a number of shares of the acquiring companyis common stock having a market value of twice the Right's exercise price. The Rights are redeemable at one cent per Right at any time before they become exercisable.

Note 8 - Stock Purchase Loans
______________________________________________________________

     On August 26, 1999, the Board of Directors adopted an executive stock purchase program as a vehicle to enable executive officers to increase their ownership in the Company by purchasing Company stock, further aligning the interests of the officers with those of the shareholders. Under the program, certain key executive officers may be given the opportunity to purchase shares of the Company's common stock at market prices from time to time over a specified period of time, and the Company will finance 100% of the purchase price of such stock. The unsecured, full recourse loans bear interest at Applicable Federal Rates and are due August 31, 2002. At January 29, 2000, $617,000 had been borrowed under these terms, and the notes receivable are reflected as a reduction in stockholders' equity. Of the total, $574,000 was used to purchase shares from the Company's treasury at current market prices while the remainder was purchased through open market transactions. The shares purchased from the Company are unregistered and, therefore, are restricted when received by participants.

<F8>
Note 9 - Geographic Areas
______________________________________________________________

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

     The following table shows net sales, operating profit and other financial information by geographic area (in thousands):

                                               Year Ended
                               ----------------------------------------
                               January 29     January 30     January 31
                                  2000           1999           1998
Net sales:
   United States               $ 349,632      $ 318,657      $ 294,308
   Canada                         41,249         38,058         38,269
     Total                     $ 390,881      $ 356,715      $ 332,577

Operating profit:
   United States               $   8,998      $   3,505      $   2,462
   Canada                          2,126          1,403          2,525
   Interest income, net            1,029          1,885          2,349
      Income before
         income taxes          $  12,153      $   6,793       $  7,336

Identifiable assets:
   United States               $ 186,325      $ 180,741       $ 180,351
   Canada                         15,547         12,778          15,111
     Total                     $ 201,872      $ 193,519       $ 195,462

Depreciation and amortization:
   United States               $  11,840      $   9,592       $   9,078
   Canada                            821            751             781
     Total                     $  12,661      $  10,343       $   9,859

Capital expenditures:
   United States               $  16,307      $   19,699      $   4,038
   Canada                          1,704             777            354
      Total                    $  18,011      $   20,476      $   4,392

Unaudited Quarterly Financial Data
The Bombay Company, Inc. and Subsidiaries
(In thousands, except per share amounts)

Unaudited quarterly financial data for the quarters ended:

                          January 29     October 30     July 31      May 1
                             2000           1999         1999        1999
Net sales                 $ 139,577     $  85,256    $  90,762    $  75,286
Gross profit                 49,936        22,119       25,720       19,606
Net income (loss)            11,718       (2,358)          413      (2,431)

Basic earnings (loss)
   per share                   .33          (.06)          .01        (.07)
Diluted earnings (loss)
   per share                   .32          (.06)          .01        (.07)

                         January 30      October 31     August 1       May 2
                            1999            1998          1998          1998
Net sales                $ 130,483        $ 75,878     $ 82,011     $ 68,343
Gross profit                46,693          19,737       21,685       15,709
Net income (loss)           11,142      (2,775)(1)        (476)      (3,881)

Basic earnings (loss)
    per share                  .30        (.07)(1)        (.01)        (.10)
Diluted earnings (loss)
    per share                  .30        (.07)(1)        (.01)        (.10)

(1) Includes a one time pre-tax credit of $700,000, equivalent to $.01 per share after tax, resulting from a change in vacation policy.